116

08001983

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Newalta Income Fund

*CURRENT ADDRESS

PROCESSED

APR 2 2 2008

THOMSON FINANCIAL

BEST AVAILABLE COPY

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34834 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DATE: 4/18/08

File No. 82-34834

RECEIVED

2008 APR 16 A 10: 36

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARLS
12-31-07

NEWALTA INCOME FUND

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2007

March 27, 2008

NEWALTA

NEWALTA INCOME FUND

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

Page

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund, Newalta Corporation, the subsidiaries of Newalta Income Fund and/or Newalta Corporation, or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta Income Fund and Newalta Corporation with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general market conditions, commodity prices, interest rates and exchange rates, seasonality of operations, growth, acquisition strategy, integration of businesses into Newalta's operations, potential liabilities from acquisitions, dependence on senior management, regulation, landfill operations, competition, risk of pending and future legal proceedings, employees, labour unions, fuel costs, access to industry and technology, possible volatility of Trust Unit price, insurance, future capital needs, debt service, sales of additional Trust Units, dependence on Newalta Corporation, the nature of the Trust Units, Unitholder limited liability, nature of the Debentures, Canadian federal income tax considerations, redemption of Trust Units, loss of mutual fund trust status, the effect of Canadian federal government proposals regarding non-resident ownership, and the factors discussed under the headings "Information Respecting Newalta Corporation and Newalta Industrial – Risk Factors Affecting the Business of Newalta" and "Information Respecting Newalta Corporation and Newalta Industrial – Risks Related to the Structure of Newalta Fund " contained in this document.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta Income Fund does not intend, or assume any obligation, to update these forward-looking statements.

All initialized capital words used in this Annual Information Form which are not otherwise defined herein shall have the meanings ascribed thereto in the Glossary of Terms.

NEWALTA INCOME FUND

Newalta Income Fund ("**Newalta Fund**") was established pursuant to the Deed of Trust and is governed by the laws of the Province of Alberta. Newalta Fund is an unincorporated open end mutual fund trust. Newalta Fund owns all of the issued and outstanding Common Shares and Notes of Newalta Corporation and Newalta Corporation owns all of the issued and outstanding shares and notes of Newalta Industrial Services Inc. ("**Newalta Industrial**" and, together with Newalta Fund and Newalta Corporation, "**Newalta**"). Newalta Corporation is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation, which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta Corporation and Newalta Acquisition Corporation. On January 6, 2006, Newalta Industrial acquired all of the outstanding shares of, and amalgamated with, PSC Industrial Services Canada Inc. The head and principal office of Newalta Fund is located at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6.

The principal undertaking of Newalta Fund is to hold, through its wholly-owned subsidiary, Newalta Corporation, the property and assets of Newalta. Newalta Fund's primary assets are currently the Common Shares and Notes. Newalta Fund participates in the cash flow from the business carried on by Newalta Corporation through its ownership of the Common Shares and Notes.

Through Newalta Fund, Unitholders participate in distributions from Newalta to the extent authorized by the Trustees of Newalta Fund. In accordance with the terms of the Deed of Trust, Newalta Fund makes cash distributions to Unitholders of the: (i) interest income earned from, and the repayments of principal on, the Notes; (ii) dividends, if any, received on the Common Shares; and (iii) amounts, if any, received on the repurchase of the Common Shares after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. Newalta Corporation endeavors to retain a portion of its cash flow over time to, among other things: (i) provide for the payment of any costs, expenses or liabilities incurred or to be incurred in the activities and operations of Newalta Fund; (ii) comply with the limits or restrictions contained in any loan agreement entered into by Newalta Corporation or any of its subsidiaries or affiliates; and (iii) make allowances for contingencies or for working capital, investments or acquisitions. Newalta Corporation endeavours to distribute the balance to Newalta Fund. The actual percentage retained by Newalta Corporation is subject to the discretion of the Board of Directors of Newalta Corporation and may vary from month to month. See "Information Respecting Newalta Income Fund".

Newalta Fund is restricted to:

(a) investing, directly or indirectly, in any of the securities issued by Newalta Corporation and borrowing funds for that purpose;

(b) investing in any other securities of any person and making such investments as the Trustees may determine and borrowing funds for that purpose; provided that, such investments do not at the time of investment: (i) prevent the Trust Units from qualifying as units of a "unit trust" and "mutual fund trust" within the meaning of the Tax Act; or (ii) result in the Trust Units being disqualified for investment by Exempt Holders;

(c) temporarily holding cash and short term investments in accordance with a policy from time to time determined by the Trustees for the purposes of making investments, paying the expenses and the liabilities of Newalta Fund, paying amounts payable by Newalta Fund in connection with the redemption of any Trust Units, or making distributions to Unitholders;

(d) issuing Trust Units or securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of Newalta Fund, completing any acquisition of securities or any other assets for the benefit of Newalta Fund, implementing compensation plans, if any, established by the Trustees for the benefit of Newalta Fund, and making non-cash distributions to Unitholders as contemplated by the Deed of Trust including pursuant to distribution reinvestment plans or distribution reinvestment and Trust Unit purchase plans, if any, established by Newalta Fund;

(e) issuing debt securities provided recourse shall be limited to the assets of Newalta Fund;

(f) repurchasing and redeeming Trust Units, including pursuant to any issuer bid made by Newalta Fund;

(g) performing all acts necessary, incidental, ancillary or related to any of the foregoing paragraphs (a) to (f); and

(h) undertaking such other activities, or taking such actions as shall be approved by the Trustees from time to time.

Newalta Fund shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on January 16, 2003 unless terminated prior to such time in accordance with the terms of the Deed of Trust.

INFORMATION RESPECTING NEWALTA CORPORATION AND NEWALTA INDUSTRIAL

Background

Newalta Corporation was incorporated on July 15, 1980, and was continued under the ABCA on August 31, 1984. On June 4, 1991, two wholly-owned subsidiaries of Newalta Corporation amalgamated to form Newalta Environmental Services Corporation which then amalgamated with Newalta Corporation and continued under the name Newalta Corporation. On January 1, 2002, Newalta Corporation amalgamated with three of its wholly-owned subsidiaries and continued under the name Newalta Corporation. On March 1, 2003, pursuant to the terms of the Arrangement, Newalta Corporation amalgamated with Newalta Acquisition Corporation. The head office of Newalta Corporation is located at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6, and the registered office is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

Newalta Industrial was incorporated on December 22, 2005 pursuant to the laws of the Province of New Brunswick. On January 6, 2006, Newalta Industrial acquired all of the outstanding shares of, and amalgamated with, PSC Industrial Services Canada Inc. See "Information Respecting Newalta Corporation and Newalta Industrial – Acquisitions Completed in the Past Three Years – Eastern Division". On January 12, 2006, Newalta Industrial was continued under the ABCA. The head office of Newalta Industrial is located at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6, and the registered office is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

General

Newalta is engaged in the processing and recovery of saleable products from waste materials. Since 1993, Newalta has applied and commercialized proven technologies to recover valuable products from waste, expanded its service offerings, entered new geographic markets and acquired complementary businesses. During this period, Newalta experienced an average annual growth rate of approximately 32% in revenue. Approximately half of this growth was attributable to acquisitions while the balance was attributable to the development of new facilities and additional services at existing facilities.

Newalta serves a broad range of national and multi-national customers and is one of Canada's largest providers of industrial waste management services and a leader in the recovery and recycling of valuable products from waste streams. Newalta has a diverse customer base across multiple industry sectors, including upstream oil and gas, lead, refining, petrochemical, pulp and paper, automotive, mining, forestry, steel, transportation and manufacturing. In its two operating divisions, the Western division ("**Western**") and the Eastern division ("**Eastern**"), Newalta employs more than 2,000 people in its network of over 80 facilities across Canada.



Note: The above map does not include Newalta's U.S. locations in Lander, Wyoming and Rio Vista, Texas.

Newalta's operations are guided by its core values of safety, the environment, regulatory compliance and adherence to strong business ethics. These values drive all of Newalta's business relationships and create the framework for positive growth, excellent customer service, strong stakeholder relationships and employee development.

Newalta's integrated network of facilities and services provides customers with access to a wide range of service options, facility proximity, current technology, reduced costs and high standards for safety and environmental performance. A geographic (local, regional and national) and key customer account approach is taken to sales of services. The services offered in specific geographic markets are tailored to the demands of the market and utilize Newalta's operating and technical knowledge. Newalta competes with regional competitors and competitors for specific services; however, no single competitor on a national basis offers the same set of comprehensive services through a network of processing, treatment and disposal facilities.

Newalta focuses on investments in technology that are intended to maximize the recovery of products for resale and minimize the waste residues that require ultimate disposal. Several technologies have been applied through operating knowledge to various waste streams to recover crude oil from oilfield waste, re-refine used lubricating oil, process wastewaters and aqueous sludges, recycle oil filters, redistill glycols and solvents and recycle frac sand and drilling mud. Technological developments have led to improved products and new market opportunities.

As a result of acquisitions completed in 2006 and 2007, Newalta expanded service offerings in western Canada and reduced its exposure to commodity prices and drilling activity by extending its facility network into Ontario, Québec and Atlantic Canada. In early 2007, Newalta expanded its Drill Site services into the mid-western United States. Also in 2006 and 2007, Newalta concentrated on improving the efficiency of its collection network, developing processing technology at existing facilities and integrating acquisitions. Newalta anticipates revenue growth from continued market development, specific service expansions, such as onsite services, drill site services and the acquisition of complementary businesses. The charts below show the percentage of revenue generated from the various industries serviced by Newalta in 2005, 2006 and 2007.


2005
2%
11%
6%
2%
79%
2006
5%
21%
6%
4%
64%
2007(1)
7%
14%
8%
7%
17%
47%
Oil & Gas
Lead
Steel/Mining/Forestry
Petro Chemical/Refining
Transportation, Construction, Utilities & Other
Automotive/Manufacturing

Note:

(1) Assumes all of the revenue generated by the lead-acid recycling facility during 2007 was for the account of Newalta ($92 million on a pro forma basis). See "Information Respecting Newalta Corporation and Newalta Industrial – Acquisitions Completed in the Past Three Years – Eastern Division – Acquisition of Nova Pb Inc."

In December 2006, Newalta reorganized its operations into its two current operating divisions: Western and Eastern. In western Canada, Newalta combined the Industrial and Oilfield divisions to form Western in order to manage costs effectively, while providing a seamless service package to customers, enhanced productivity and consistency of operations. Services offered to customers in Oilfield and Industrial are similar and are sold to a similar customer base. Newalta merged or eliminated some senior management and sales positions, resulting in improved efficiencies as well as reductions to overhead costs. The Western division now comprises three business units: Oilfield, Drill Site and Industrial; while the Eastern division comprises two business units: Ontario and Québec/Atlantic Canada. Drill Site and Oilfield share a common customer base and Drill Site utilizes Oilfield's facilities for residual waste processing and disposal. Similarly, Industrial shares a common customer base with Oilfield and Drill Site, necessitating the integration of these businesses into one operating division. The following table sets out the external revenue (in millions) generated from the two reportable segments over the last three fiscal years (where applicable):

	Year Ended December 31					
	2005		2006		2007	
	Revenue	% of Total Revenue	Revenue	% of Total Revenue	Revenue	% of Total Revenue
Western	248.1	100%	350.3	79%	348.4	70%
Eastern.................	--	--	90.7	21%	150.8	30%
Total	248.1	100%	441.0	100%	499.9[(1)]	100%

Note:

(1) Revenue for 2007 includes $0.7 in unallocated interest income.

Western Division

Western, consisting of the Oilfield, Drill Site and Industrial business units, currently operates over 50 facilities with approximately 900 people in British Columbia, Alberta and Saskatchewan. Western is operated and managed as an integrated set of assets to provide a broad range of seamless waste management and recycling services. Western holds an approximate 45% market share with regional competitors in each market segment, with no one competitor offering a similar integrated service package across the broad geographic market.

The Oilfield business unit provides a broad range of services tailored to the oil and gas industry through a network of facilities located in key crude oil and natural gas production areas in western Canada with a diverse mix of mobile equipment and services. Oilfield accounts for approximately 53% of Western's revenue and employs approximately 400 people. Services offered by Oilfield's fixed facility network include waste processing, crude oil recovery, water recycling, custom treating, clean oil terminalling, water disposal, salt cavern disposal, salt cavern storage, landfills and onsite services. Onsite services involve the mobilization of equipment, technology and people to process waste at customer production locations.

The Drill Site business unit employs approximately 170 people and accounts for approximately 17% of Western's revenue. Drill Site mobilizes its equipment and people and utilizes the Oilfield network for residual waste processing and disposal. Drill Site services include: pre-drilling site assessments; drilling waste management; onsite centrifugation; rig site equipment rentals, including solids control and drill cuttings systems; post-drilling remediation; site reclamation; and well abandonment. In October 2007, Newalta initiated cost reduction measures in response to the continued depressed drilling market which consisted mainly of a restructuring of the Drill Site Canadian operations. Early in 2007, Newalta capitalized on the opportunity to move some of the idle solids control equipment from Canada to the United States where drilling activity remained strong. The Drill Site business unit was developed by acquisition. See "Information Respecting Newalta Corporation and Newalta Industrial – Acquisitions Completed in the Past Three Years – Western Division".

Industrial collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil through a fixed facility network and provides mobile onsite services throughout western Canada. A significant portion of Industrial's revenue is also derived from the processing and disposal of oilfield wastes. Industrial has approximately 300 people working in Alberta and British

Columbia and accounts for approximately 30% of Western's revenue. Recovered materials are processed into resalable products, including base oils, refinery feedstock, industrial fuels and carrier fluids, such as drilling oil. The automotive market into which resalable products are sold is generally a stable market as the volume of products, such as lube oil, is reasonably consistent year-over-year. While there are regional competitors for Industrial's business, there is no single competitor that offers a similar comprehensive service package in western Canada.

Western's performance is impacted by the general state of the economy in western Canada, the amount of waste generated by crude oil producers, natural gas drilling activity and commodity prices as well as the strength of the oil and gas, mining, forestry, refinery and transportation industries. The impact of declining crude oil prices on volumes of oilfield waste materials received for processing has an immediate negative affect on revenue and margins for the facilities in the heavy oil corridor. This adverse impact is delayed for approximately six to 12 months for the facilities that handle light crude oil wastes. This difference in timing reflects the inherent lower netbacks and higher volumes of waste materials generated in heavy oil production as compared to light oil production. With the decline of the heavy oil facilities contribution to total revenue, Newalta is substantially less sensitive to fluctuations in heavy oil prices. Further, Newalta's expansion into industrial services in eastern Canada has diversified its services and reduced its exposure to commodity prices and drilling activity. For the year ended December 31, 2007 Western's revenue was $348.4 million, representing 70% of Newalta's total revenue.

In the oil and gas waste management industry, consolidation has occurred over the last several years, effectively reducing the market to two competitors, Newalta and CCS Inc. Each of Newalta and CCS Inc. has an extensive network of facilities and are significant competitors for oilfield waste treatment and disposal services. In addition, the provision of waste management and recycling services provided by Newalta is largely dependent upon the willingness of customers to outsource their waste management activities.

For the year ended December 31, 2007, $57.7 million was invested in Western consisting of $11.4 million in maintenance capital investments, $30.5 million in growth capital expenditures and $15.8 million in acquisition expenditures. Capital expenditures consisted of productivity improvements, increased centrifuge capacity, routine maintenance investments and the expansion of services for onsite processes, drill site services and landfill development.

Eastern Division

In 2006, six acquisitions established Eastern. The operations employ approximately 800 people based at over 30 facilities in Ontario, Québec and Atlantic Canada. See "Information Respecting Newalta Corporation and Newalta Industrial – Acquisitions Completed in the Past Three Years – Eastern Division".

Eastern provides industrial waste management and other environmental services to markets located in eastern Canada through its integrated network of assets. This network features an engineered non-hazardous solid waste landfill in Ontario (Stoney Creek) that handles approximately 700,000 metric tonnes of waste per year and, based on current volumes, has an estimated remaining life of 10 years. Eastern's network also includes: industrial solid waste pre-treatment facilities; industrial waste transfer and processing facilities; a fleet of specialized vehicles and equipment for waste transport and onsite handling; and an emergency response service. Eastern's performance is impacted by the general state of the economy in eastern Canada and the bordering U.S. states, fluctuations in the U.S./Canadian dollar exchange rate, fluctuations in the price of lead, and specific market conditions in the automotive, construction, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, refinery, steel and transportation services industries.

During 2007, Eastern further diversified its services through five acquisitions, including the lead-acid battery recycling assets of Nova Pb Inc. ("**Nova Pb**"), located near Montréal, Québec which is Canada's largest integrated lead-acid battery recycling facility. This operation has two kilns that can be used to produce recycled lead, one of which is currently idle creating future growth opportunities for Newalta. The acquisition further diversifies Newalta's cash flow, expands Newalta's service offering and enhances its market presence in eastern Canada. Newalta is now a leading supplier of custom lead alloys to the automotive and industrial battery manufacturing industries, and its "Nova Pb" brand lead is an LME (London Metal Exchange) approved and traded brand. There are two main sources of lead: primary lead, from a mine; or secondary lead, produced by a recycling plant, such as Newalta's facility. Secondary lead is virtually identical in every respect to lead that is mined from its original source and supplies 60% of the total worldwide lead production. The principal raw materials in producing recycled lead are used lead-acid automobile and industrial batteries. Batteries are purchased from a diverse network of scrap dealers and battery manufacturers, the cost of which is tied to the average lead price over the last six months. The production process takes approximately two days from when the battery is received and the operation is run based on just-in-time inventory principles. The lead-acid battery recycling facility has two sources of revenue generation: direct lead sales; and tolling. Direct lead sales involve the purchase of the feedstock, the processing and ultimate sale of the recycled finished product at market prices adjusted for quality. Tolling involves a fixed fee charged to customers for processing used lead-acid batteries supplied by the customer into recycled lead.

Several favourable industry trends provide potential growth opportunities for Eastern including enhanced government regulations in the Province of Ontario with respect to the treatment of industrial waste (the Land Disposal Restriction regulations), scarce current landfill capacity in Ontario, lengthened permitting processes for new landfills, and the growing trend towards outsourcing of waste management activities. The geographic expansion of Newalta has helped diversify its services and is expected to reduce exposure to commodity prices and drilling activity. Eastern holds an approximate 20% market share with regional competitors in each market segment; however, no single competitor offers a similar comprehensive integrated service package across the broad geographic market. For the year ended December 31, 2007, Eastern's revenue was $150.8 million representing 30% of Newalta's total revenue.

For the year ended December 31, 2007, $117.0 million was invested in Eastern consisting of $4.4 million in maintenance capital investments, $32.6 million in growth capital expenditures and $80.0 million in acquisition expenditures. Capital expenditures consisted of facility improvements, productivity and efficiency increases and service expansion.

Markets and Services

Newalta's integrated network of facilities and services provides customers with access to a wide range of service options, close facility proximity, current technology to improve efficiency, reduced costs and high standards for safety and environmental performance. A geographic and key account approach is taken to sales of services.

Each of Newalta's facilities acts as a portal into a broad suite of services and capabilities. Newalta provides an integrated approach to waste management through the core areas of:

- Waste Processing
- Recycling and Product Recovery
- Drill Site Services and Onsite Services
- Collection and Transportation
- Disposal

- Ancillary Services

Waste Processing

Newalta operates an integrated facility network using its operations and technical knowledge to collect, consolidate and process industrial waste from across Canada and bordering states. Newalta processes both organic and inorganic waste streams. Newalta utilizes its operating knowledge and technical expertise to apply centrifugation, distillation and physical chemical treatment in processing the waste streams it collects and receives at its facilities. Newalta's strategic objective is to maximize the recovery of saleable and reusable products while reducing the volume of waste for disposal.

Residues generated in Newalta's waste processing operations are further treated and disposed of to meet or exceed regulatory requirements either at Newalta's disposal facilities or approved third party facilities.

A wide range of organic and inorganic wastes are processed at Newalta's facilities including:

- Acids
- Caustics
- Completion fluids
- Contaminated fluids
- Contaminated soil
- Drilling fluids
- Emulsions
- Frac fluids
- Frac sand
- Fuels
- Interceptor wastes
- Lab packs
- Oily water
- Slop oil
- Sludges
- Solids
- Spill material
- Tank bottoms
- Waste glycol
- Waste oils
- Waste paint
- Waste solvents
- Wastewater

Recycling and Product Recovery

Newalta's strategic objective is to find technologies that will economically create valuable products from waste streams. Value can be derived from returning a product to its original use, creating a new use for a product or creating energy recovery from waste streams previously lost to final disposal options. Newalta's innovative thinking has helped develop new markets for recycled and refined products. This can be seen in Newalta's ability to market the crude oil it recovers from highly emulsified drilling wastes using centrifugation. Newalta is the only company in western Canada, to its knowledge, to re-refine used motor oils into a wide range of new products that meet or exceed industry standards.

Products include:

Crude Oil	• Recovered from drilling and production wastes • Marketed through major commodity brokers • Distributed to refining operations in Canada and the U.S. via pipeline
Fuels and Drilling Fluids	• Developed from recovered products

- Refined to precise performance specifications
- Delivered via rail and truck to industrial users and major oil companies for use in a variety of applications, including:
    - Explosive carriers
    - Industrial fuel oils
    - Heating fuels
    - Oil and gas drilling fluids
    - Refinery-grade feedstocks

Lead

- Recycling of lead acid batteries and other lead-bearing materials into new 99.97% purity lead, virtually identical to lead produced from lead ore but requiring 35% to 40% less energy. A wide variety of other industrial wastes are also processed that are indigenous to the lead smelting process as substitutes for natural gas, oil, metallurgical coke or soda ash.
- Newalta's Ville Ste-Catherine facility is the only lead recycling facility in North America to have a long body rotary kiln with a closed loop, in-line high temperature after-burner gas conditioning tower and high efficiency bag-houses.

Lubricants, Greases and Hydraulic Fluids

- Developed using re-refined products
- Blended to exact formulations to optimize performance
- Delivered directly to major industrial users or through a distributor network to retail outlets and private branders

Re-refined Base Oils

- Manufactured from used oils during the re-refining process
- Used in precise formulations for numerous prominent brands of blended lubricants for the automotive market
- Distributed via rail to major lubricant manufacturers throughout Canada and the U.S.

Solvents and Antifreeze

- Developed using recovered products
- Formulated with additives to boost performance
- Distributed to major automotive dealerships and automotive maintenance chains across Canada through a network of distribution facilities and delivery vehicles

Water

- Recovered in the processing of industrial wastewaters and other wastes
- Treated and made suitable for:
    - Recycling within a customer's plant operations
    - Discharge into municipal sewer systems
    - Disposal via injection at a water disposal well

Drill Site Services and Onsite Services

The drill site services and onsite project capabilities further reinforce Newalta's approach to single-source service solutions for customers. When Newalta manages waste directly onsite it brings its people, processing expertise, specialized equipment and technology to a customer's site to manage that customer's needs at the source. This is both a short and long term solution since it may result in either a short turnaround or a complete design, build and operational solution for the customer. Newalta's onsite approach creates value for its customers' operations and minimizes off-site disposal. This is an efficient way to take advantage of Newalta's experience, comprehensive services and integrated facility network.

Drill site services and onsite processing and project capabilities include:

Processing

- Confined space entry
- Dredging and dewatering
- Drill cuttings systems and management
- Drilling waste management
- Industrial cleaning:
  - Dry ice blasting
  - High and low-pressure washing
  - Power vacuuming
- Mobile centrifuges
- Plant turnarounds
- Robotic tank cleaning
- Slop oil processing
- Sludge processing
- Solids Control
- Spill clean-up
- Tank cleanouts/turnarounds

Technical Services

- Lab packing
- Laboratory analysis
- Site assessments
- Site reclamation
- Site remediation
- Waste characterization
- Well abandonment

Collection and Transportation

Newalta's specialized collection and transportation capabilities enhance its ability to serve its customers. A diverse fleet of transport vehicles collects and hauls bulk volumes of industrial waste, used lubricants and automotive waste. Specially designed vans transport drummed materials. The transportation fleet enables Newalta to deliver mobile services to its customers' site, efficiently and effectively.

The transportation fleet includes:

- B-trains
- Box vans
- Flat deck truck and trailer units
- Hydro-vacs
- Industrial wet/dry vac trucks
- Liquid bulk trucks
- Lugger trucks
- Mobile industrial cleaning units
- Pressure steamer units
- Roll-on/roll-off box rentals
- Sealed-end dump tractor-trailer units
- Vacuum trucks

Disposal

Disposing of residual wastes in an environmentally sound manner is a key component of a comprehensive waste management operation. Newalta operates fully regulated and engineered landfills, water disposal wells (to dispose of wastewater) and salt caverns to support its operations and satisfy its customers' needs.

Stoney Creek, Newalta's non-hazardous, solid industrial waste landfill located in Ontario:

- utilizes pre-treatment facilities that consolidate and pre-treat the industrial waste approved for the landfill;
- uses an engineered liner system to contain the waste and control the movement of leachate; and
- is registered to the ISO 14001 environmental management standard.

Non-hazardous solid waste, generated primarily from the oil and gas industry in western Canada, is received and directed to one of Newalta's five landfills located in western Canada or approved third party landfills.

Salt cavern disposal facilities in western Canada provide (i) disposal of waste that does not meet landfill disposal requirements, (ii) a final repository to manage difficult waste, and (iii) cost-effective options for secure disposal.

Ancillary Services

Adding and developing new services for Newalta's customers provides comprehensive service packages that reduce the number of service suppliers its customers must deal with on a daily basis. Newalta continues to develop and add new services to complement its core services and deliver value to its customers, including: bin rentals; clean oil terminalling and custom treating; crude oil marketing; dust control; emergency response; equipment rentals; filtainers™; ice control; laboratory analysis; tank wash; truck wash; waste brokering; and waste tracking service.

Seasonality of Operations

The operations of Newalta are affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Each of the Western and Eastern division is affected differently based on the types of services that are provided. For Western, the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western division's services and therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. Following an acquisition, management is focused on integrating the newly acquired business and people while concurrently upgrading the acquired facilities to levels consistent with other Newalta facilities and recruiting additional people to support future growth. Upon completion, management focuses on developing opportunities in the market including pricing improvements, growth capital investments, innovation, service expansions and additional acquisitions. Accordingly, the contribution that acquired businesses and growth capital investments incurred in connection with such businesses have on the financial results of Newalta is delayed until completion of this approach to integration. Eastern's services are curtailed by colder weather in the first quarter, which is typically its weakest quarter as aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. Similar to Western, growth capital investments made in the first half will tend to strengthen the second half performance.

Recent Developments

2008 Capital Budget

Capital expenditures in 2008 of approximately $135 million are planned. Of this amount, $90.0 million will be directed towards operations growth projects and $20.0 million is planned for corporate investments in innovation projects, information technology and office space (before tenant improvement recoveries). Approximately 70% of the growth capital investments are planned for the second half of 2008. Our $25.0 million maintenance capital budget is directed to landfill and a large number of small projects to maintain our assets in good operating condition. The average investment per facility is approximately $0.2 million. These projects will be funded out of excess cash from operating activities, if any, and bank borrowings. Newalta regularly assesses the allocation of growth capital expenditures and, as such, the dollar amounts allocated to each operating division may be re-allocated between the divisions and specific projects.

Debenture Issue

In November 2007, Newalta Fund issued $115,000,000 principal amount of Convertible Unsecured Subordinated Debentures (the "**Debentures**"). The Debentures have a maturity date of November 30, 2012 and bear interest at a rate of 7.0% payable semi-annually in arrears on May 31 and November 30 each year beginning May 31, 2008. Each $1,000 Debenture is convertible into 43.4783 Trust Units (or a conversion price of $23.00 per Trust Unit) at any time at the option of the holder of the Debentures. The net proceeds from the sale of the Debentures were used to repay outstanding indebtedness borrowed to fund acquisitions and growth capital. See "Information Respecting Newalta Income Fund – Description of Debentures".

Credit Facility

In October 2007, Newalta, as borrower, entered into a fifth amended and restated credit agreement with certain banks and financial institutions, as lenders, which provides for a $425.0 million extendible revolving credit facility which is used to fund growth capital expenditures, for general corporate purposes and for the issuance of financial security to third parties. See "Information Respecting Newalta Corporation and Newalta Industrial – Material Debt".

Acquisitions Completed in the Past Three Years

Newalta has acquired and integrated complementary businesses to expand its services and enter new geographic markets. Since 2002, Newalta has acquired 26 businesses, including the following acquisitions since January 1, 2005.

Eastern Division

Including the Nova Pb acquisition, since January 2006, Newalta Industrial completed 11 acquisitions in the Eastern division for a total combined purchase price of approximately $260.0 million (including acquisition costs and working capital adjustments). Particulars of these acquisitions are as follows:

<u>Acquisition of Nova Pb Inc.</u>

Effective November 1, 2007, Newalta Industrial acquired the operating assets of Nova Pb for $58.0 million, comprised of $45.8 million in cash, $0.5 million payable in 2008 (excluding $1.6 million in working capital adjustments) and the balance paid by the issuance at closing of 510,690 Trust Units. The lead-acid battery recycling facility is located on a 20 hectare (50 acre) site in Ville Ste-Catherine,

Québec, on the south shore of Montreal, 12 kilometres from Newalta's existing transfer station in Chateauguay. This facility has the capacity, with two long-body rotary kilns, to process up to 200,000 tonnes of used batteries, and can produce up to 100,000 tonnes of recycled lead, per year. The operations employ 115 people on a full time basis and is a leading supplier of custom lead alloys to manufacturers of automotive and industrial batteries. See "Information Respecting Newalta Corporation and Newalta Industrial – Eastern Division".

<u>Other Acquisitions</u>

- Newalta Industrial acquired the assets of Bucke Environmental Services & Transportation Inc. effective July 6, 2007 for a total purchase price of $1.4 million, comprised of cash and the assumption of $0.05 million in debt. The acquired assets include four vacuum trucks and related assets in the Windsor, Ontario area;

- On June 1, 2007, Newalta Industrial acquired 100% of the operating assets of Eastern Environmental Services Ltd. for a purchase price of $9.4 million. The acquired operations include 30 people, a fleet of mobile services, a transfer station and processing facility located in Sussex, New Brunswick and a satellite office in Bedford, Nova Scotia. These services extend Newalta's regional market coverage and provide a platform for continued growth in Atlantic Canada;

- On May 1, 2007, Newalta Industrial acquired 100% of the operating assets of EcoloSite Inc., based in London, Ontario, for a total purchase price of $3.1 million, comprised of $2.4 million in cash and the assumption of $0.7 million in debt. EcoloSite Inc. operated from one facility with 13 people servicing customers across Ontario and the Maritimes in mobile onsite treatment and the management of industrial and municipal waste;

- Newalta Industrial acquired the operating assets of three private entities based in and around Pintendre (south shore of Québec City), Ville de Amqui and Rimouski, Québec for a collective purchase price of $8.1 million in cash. This acquisition closed on May 1, 2007 and adds four centrifuges to the Québec/Atlantic Canada business unit, servicing the Québec refinery and petrochemical market, 8 vacuum trucks and pressure washers and the operations of a household waste, small industrial waste generator and soil treatment business. Collectively, these operations add a total of 36 people;

- On December 7, 2006, Newalta Industrial acquired the operating assets of Dartmouth, Nova Scotia-based Matrix Environmental Inc. Matrix Environmental provided oil recovery, industrial waste management and other environmental services to offshore oil and gas producers and refiners as well as to industrial and municipal waste generators. Matrix Environmental operated a fleet of 13 centrifuges that extends Newalta's existing centrifuge operations and possessed a robotic tank cleaning process;

- On November 1, 2006 Newalta Industrial acquired the Québec based assets of Solutions Environnementales MPM which provided environmental solutions and industrial waste management services to automotive and other industrial companies;

- On October 6, 2006, Newalta Industrial acquired the operating assets of the hazardous waste and cleaning division of Services Matrec Inc. in Québec. The operations had a network of facilities throughout Québec with 130 people and provided collection, treatment and disposal of industrial wastes, soil and water treatment services and onsite industrial cleaning services;

- On August 31, 2006, Newalta Industrial acquired the assets of a business operating a waste transfer station in St. John's, Newfoundland and providing services to various industries in Newfoundland and Labrador, including offshore oil and gas companies;

- On August 1, 2006, Newalta Industrial acquired the operating assets of Québec-based Norama Industries Inc., having a network of three facilities in Québec delivering industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies; and

- On January 6, 2006, Newalta Industrial acquired all of the outstanding shares of PSC Industrial Services Canada Inc. for $120.4 million cash (including acquisition costs and working capital adjustments). PSC Industrial Services Canada Inc. was engaged in the business of collecting and disposing of industrial waste material in southern Ontario.

Western Division

Since 2005, Newalta Corporation has completed the following eight acquisitions in the Western division for an aggregate purchase price of approximately $112.9 million. Particulars of these acquisitions are as follows:

- Newalta Corporation acquired all of the operating assets of New West Fluid Management Inc., a drilling waste service provider with 30 people and 12 technical field consultants located in Calgary, Edmonton and Medicine Hat, Alberta on July 5, 2007. The purchase price was $9.8 million. The acquired operations increase the customer base and market coverage into Central and Southern Alberta and South Eastern Saskatchewan. Included with the acquisition was a fleet of 15 vacuum trucks dedicated to drilling waste management;

- Newalta Corporation acquired the operating assets of Panaco Fluid Filtration Systems Ltd. on April 1, 2007 for approximately $6.0 million in cash. Panaco and its 15 people based out of Rocky Mountain House, Alberta, delivered onsite fluid filtration services to refineries, gas plants as well as oil and gas exploration drilling locations;

- On June 1, 2006, Newalta Corporation acquired all of the outstanding shares of Calgary-based Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. The two companies managed waste handling and abandonment operations for oil producers and drillers. The purchase price was $18.8 million (including acquisition costs and working capital adjustments);

- Newalta Corporation acquired the drill site and drilling fluid assets of Calgary-based GLP Group Inc. on November 1, 2005. The purchase price of $47.5 million consisted of $23.5 million cash and the issuance of 1,167,883 Trust Units at a deemed price of $20.55 per Trust Unit. In addition to the purchase price, $5.4 million of working capital was acquired for cash. The drill site waste management systems acquired handle drilling wastes from the point of generation with the residual solids being disposed of in an environmentally sound and efficient manner. The acquired businesses, which are concentrated in the Niton Junction and Grand Prairie, Alberta and Fort St. John, British Columbia areas, complement Western's existing facility network. These businesses are consistent with Newalta's strategy to expand services to existing customers and they complement Western's drill site centrifuge rental business;

- On August 1, 2005, Newalta Corporation acquired substantially all of the assets of WasteCo Environmental Services Ltd. These operations, with 73 people, provide a broad range of oilfield and industrial waste management services in Alberta, British Columbia and Saskatchewan which complement Western's existing operations. The acquisition broadened Newalta's service offerings to include turnkey outsourcing of all waste and environmental management services including waste tracking and oilfield site reclamation. The business included three soil treatment operations, two transfer station facilities and two industrial landfill operations. The total purchase price for the acquisition, including $2.7 million of working capital, was $8.1 million in cash;

- Consistent with Newalta's strategy to acquire and develop satellite operations to increase geographic coverage, during 2005, Newalta Corporation acquired an oilfield facility in Greencourt, Alberta and an oilfield waste facility near Plover Lake, Saskatchewan; and
- Also in 2005, Newalta Corporation acquired a specialized fleet of vehicles, including 18 high-pressure industrial wash units and 17 vacuum trucks, in connection with a business which provides onsite industrial cleaning, high-pressure washing and tank cleanouts to refineries and petrochemical companies located in Edmonton and Fort Saskatchewan, Alberta.

Outlook

Future growth is expected to be driven by a combination of investments in existing operations as well as acquisitions of complementary businesses consistent with Newalta's growth over the past 15 years. The acquisitions and capital investments completed in 2006 and 2007 expanded Newalta's geographic reach across Canada and reduced exposure to oil and gas commodity prices and drilling activity. Since the beginning of 2006, Newalta has invested approximately $475.0 million in growing existing operations and acquiring businesses to increase market reach. Newalta has substantially strengthened its organization and over the next six months Newalta's priority is to focus on driving bottom-line performance from current operations. As a result, approximately 70% of planned growth capital investments will be pursued in the second half of 2008.

The outlook is positive heading into 2008 for both divisions. For Western, natural gas drilling activity in western Canada is anticipated to be similar to 2007; however, Steam Assisted Gravity Drainage ("**SAGD**") production projects are a developing market for Newalta. With its experience and innovation in bringing flexible onsite solutions for treating and disposing of waste, it is anticipated that the SAGD market will provide future growth for the Western division. Newalta entered the SAGD service market three years ago and by the end of 2007 this business had grown to approximately $20.0 million in revenue, with a revenue exit rate of approximately $40.0 million. The industry outlook indicates that most of the future growth in the oil and gas industry in western Canada will be in SAGD and in-situ oil sands related projects. In management's view, there are few competitors with Newalta's technical innovation and expertise to provide customized solutions to SAGD producers. In addition, the Drill Site business unit started off the year with 34 centrifuge units (as at March 1, 2008) in the U.S. compared to 23 units in the fourth quarter of 2007. For Eastern, with a full year's contribution of the growth capital and acquisitions completed in 2007, Newalta anticipates Eastern's results to contribute to approximately one third of the combined divisional net margin in 2008.

Share Capital

Newalta Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. Each Common Share entitles the holder to receive notice of and to attend all meetings of the shareholders of Newalta Corporation and to one vote at such meetings. The holders of Common Shares will be, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares. The holders of Common Shares will be entitled to share equally in any distribution of the assets of Newalta Corporation upon the liquidation, dissolution, bankruptcy or winding-up of Newalta Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. The preferred shares are issuable in one or more series. The Board of Directors is empowered to fix the number of preferred shares and the rights, privileges, restrictions and conditions to be attached to the preferred shares of each series. Newalta Fund is the owner of all of the Common Shares and there are no preferred shares currently outstanding.

Notes

The following is a summary of the material attributes and characteristics of the Notes issued pursuant to the Note Indenture. As at February 29, 2008, the principal amount of the Notes was approximately $732.0 million.

Terms and Issue of Notes

The Notes are unsecured and bear interest from the date of issue at 12.5% per annum. Interest is payable for each month during the term on the last business day of the month. The Notes are issued only as registered Notes in the minimum denomination of $100.

Subject to the terms of any other financing arrangement having priority to the Notes, the outstanding principal amount of the Notes is due and payable on March 1, 2013. Newalta Corporation shall at any time be allowed to redeem, prepay or repurchase all or any part of the outstanding principal without bonus.

Principal and interest on the Notes is payable in lawful money of Canada directly to the holders of the Notes.

Ranking

The Notes are unsecured debt obligations of Newalta Corporation and rank *pari passu* with all other unsecured indebtedness of Newalta Corporation, but subordinate to all secured debt.

Events of Default

The Note Indenture provides, among other things, that any of the following shall constitute an "Event of Default": (i) default in repayment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if Newalta Corporation has defaulted and a demand for payment has been made or payment thereof has been accelerated under the provisions of any material instrument, indenture or document evidencing indebtedness in excess of $1 million and Newalta Corporation has failed to remedy such default within applicable curative periods; (iv) any judgment or order for the payment of money in excess of $1 million is rendered against Newalta Corporation and either enforcement proceedings have been commenced by a creditor upon the judgment or order or there is any period of 30 consecutive days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect; (v) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (vi) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 60 days after notice in writing has been given by the trustee appointed under the Note Indenture to Newalta Corporation specifying such default and requiring Newalta Corporation to rectify the same; (vii) any encumbrancer takes possession of any part of the property of Newalta Corporation which is all or substantially all of the property of Newalta Corporation; and (viii) Newalta Corporation ceasing to carry on in the ordinary course its business or a substantial part thereof.

Remedies

Whenever an Event of Default has occurred the holder(s) of the majority in principal amount of the Notes outstanding may, by request, cause the trustee appointed under the Note Indenture to declare the principal of and interest on all Notes then outstanding to be due and payable and to proceed to enforce their rights under the Note Indenture by any action, suit, remedy or proceeding authorized or permitted by law or by equity, provided however, that the trustee appointed under the Note Indenture right to proceed may be limited by the provisions of any applicable subordination agreement. Neither the trustee appointed under the Note Indenture nor the holders of the Notes shall take any steps or actions with respect to an Event of Default without the prior written consent of Newalta Fund at any time that Newalta Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes.

Waiver of Default

The holder(s) of the majority in principal amount of the Notes outstanding may instruct the trustee appointed under the Note Indenture to waive any Event of Default.

Distribution Policy

It is currently anticipated that the only income to be received by Newalta Fund from Newalta Corporation will be from: (i) the interest received or receivable on the principal amount of the Notes to the extent the interest has not been included in income in a previous year; and (ii) the dividends received on the Common Shares. Newalta Fund currently expects to make monthly cash distributions to Unitholders of the interest income earned from the Notes and dividends, if any, received on the Common Shares, after expenses, capital expenditures and any cash redemptions of Trust Units. See "Information Respecting Newalta Income Fund – Distributions to Unitholders".

Material Debt

On October 12, 2007, Newalta's management took steps to diversify its capital resources and maturities of its capital resources and arranged a new amended credit facility with a two-year term. The Credit Facility's maturity date is October 11, 2009. An extension of the Credit Facility may be granted at the option of the lenders. If an extension is not granted, the entire amount of the outstanding indebtedness would be due in full at the maturity date. Newalta replaced its previous credit facilities (comprised of a $35.0 million dollar operating facility and a $245.0 million extendible term credit facility) with a $425.0 million extendible revolving credit facility (the "**Credit Facility**"). The Credit Facility is used to fund growth capital expenditures and for general corporate purposes as well as to issue letters of credit to third parties up to a maximum amount of $60.0 million. The aggregate dollar amount of letters of credit that were issued and are outstanding under the Credit Facility are not categorized in the financial statements as long term debt of Newalta; however, the amount of funds that can be drawn on the Credit Facility by Newalta is reduced by the amount of the outstanding letters of credit. Newalta is required to issue either letters of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for facilities are fulfilled. These letters of credit or bonds will not be utilized unless Newalta defaults on its obligation to restore the lands to a condition acceptable by these authorities. At December 31, 2007, letters of credit and bonds issued as financial security to third parties totaled $51.6 million. Of this amount, $40.1 million is committed on the Credit Facility which provides for $60.0 million in letters of credit. Bonds less than $25.0 million are not required to be offset against the borrowing amount available under the Credit Facility.

The Credit Facility has been provided on an extendible revolving basis and is primarily secured by charges on all present and future property of Newalta Corporation, Newalta Fund and Newalta Industrial. Such charges have been granted, among other things, by way of a floating charge debenture given by each of Newalta Corporation, Newalta Fund and Newalta Industrial. Borrowings under the Credit Facility may be made in either Canadian or United States dollars. The interest rates payable by Newalta Corporation under the Credit Facility vary based upon the type of borrowing and the ratio of Newalta Corporation's funded debt to earnings before interest, taxes, amortization and depreciation. The credit agreement under which the Credit Facility is made available contains representations and warranties, covenants and events of default customary for credit facilities of this nature, including a number of financial ratio tests which generally are to be satisfied on a quarterly basis.

Newalta is restricted from declaring distributions and distributing cash if Newalta Corporation is in breach of a covenant under its Credit Facility. Financial performance relative to the financial ratio covenants under the current Credit Facility is reflected in the table below:

Ratio	December 31, 2007	Threshold
Current Ratio(1)	1.65:1	1.20:1 minimum
Funded Debt to EBITDA(2)	1.89:1	3.00:1 maximum(3)
Fixed Charge Coverage Ratio(4)	1.07:1	1.00:1 minimum

Notes:

(1) Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long-term debt and capital leases outstanding, if any).

(2) Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA (as defined in the Management's Discussion and Analysis for the most recently completed annual or interim period) for the trailing twelve-months. Funded Debt is defined as long-term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for Newalta Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

(3) In the third quarter of 2008, the threshold amount will decrease to 2.75:1.00 and in the first quarter of 2009 this threshold will decrease to 2.50:1.00.

(4) Fixed Charge Coverage Ratio means, based on the trailing 12-month EBITDA less unfinanced capital expenditures and cash taxes to the sum of the aggregate of principal payments (include amounts under capital leases), interest, dividends and cash distribution paid by Newalta Fund for such period, other than cash payments in respect of the DRIP program of Newalta Fund. Unlike the Funded Debt to EBITDA ratio, the Fixed Charge Coverage ratio trailing twelve month EBITDA is not normalized for acquisitions.

Directors and Executive Officers

The following table and the notes thereto state the names of the directors and executive officers of Newalta Corporation, all other positions and offices with Newalta Corporation now held by them, their principal occupations or employments during the five preceding years and the periods during which they have served as directors, as applicable, of Newalta Corporation.

Name and Position with the Corporation	Principal Occupation During Five Preceding Years	Director Since(1)
Alan P. Cadotte (Age: 58) Calgary, Alberta, Canada *Director, President and CEO*	Officer of Newalta Corporation since January 1993.	November 1992
Robert M. MacDonald(2)(4) (Age: 62) Calgary, Alberta, Canada *Director*	Independent Businessman since May 2003. Prior thereto, Director Commercial Banking, Oil & Gas, CIBC World Markets Inc. (investment banking firm) since October 1998.	December 2003
R. Vance Milligan, Q.C.(4)(5) (Age: 56) Calgary, Alberta, Canada *Director*	Counsel, Bennett Jones LLP (barristers and solicitors).	March 1994

Name and Position with the Corporation	Principal Occupation During Five Preceding Years	Director Since[1]
Felix Pardo[2][5] (Age: 70) Cambridge, Massachusetts, USA *Director*	Independent Businessman since December 2002. Prior thereto, Chairman and Chief Executive Officer of Dyckerhoff Inc. (United States cement producer) since July 1998.	March 1991
R. H. (Dick) Pinder[2][3] (Age: 58) Calgary, Alberta, Canada *Director*	President, Kingsmere Corporate Finance Ltd. (private investment and advisory company).	September 1994
Gordon E. Pridham[3][4] (Age: 52) Toronto, Ontario, Canada *Director*	President, Edgewater Capital Inc. (private investment and advisory company) since 2003. Prior thereto, President and Chief Executive Officer of IPC Securities Corporation (financial planning company) since 2001 and prior thereto, Managing Director of Raymond James Ltd. (financial services company).	June 2004
Clayton H. Riddell (Age: 70) Calgary, Alberta, Canada *Director and Chair*	Chairman and Chief Executive Officer, Paramount Resources Ltd. (public oil and gas company).	July 1988
Ronald L. Sifton (Age: 56) Calgary, Alberta, Canada *Director, Executive Vice President and CFO*	Officer of Newalta Corporation since July 1984.	July 1984
Barry D. Stewart[3][5] (Age: 65) Calgary, Alberta, Canada *Director*	Independent Businessman since October 2001. Prior thereto, officer with Suncor Energy Inc. (integrated energy company).	March 2002
Terry P. Donaleshen (Age: 55) Calgary, Alberta, Canada *VP, People, Environment & Safety*	Officer of Newalta Corporation since June 2004. Prior thereto, Director of Human Resources of Newalta Corporation since May 1997.	N/A
Peter A. Dugandzic (Age: 51) Calgary, Alberta, Canada *Executive Vice President*	Officer of Newalta Corporation since 1997. Prior thereto, has held various positions within Newalta Corporation since July 1994.	N/A
James L. McClimans (Age: 61) Calgary, Alberta, Canada *VP, Finance*	Officer of Newalta Corporation since May 2007. Prior thereto has held various positions within Newalta Corporation since November 1995.	N/A
Douglas A. Pecharsky (Age: 43) Calgary, Alberta, Canada *VP, Western Division*	Officer of Newalta Corporation since May 2007. Prior thereto has held various positions within Newalta Corporation since March 1985.	N/A
Harry A. Wells (Age: 55) Port Colborne, Ontario, Canada *VP, Eastern Division*	Officer of Newalta Corporation since May 2007. Prior thereto, Vice President, Philip Industrial Services Inc. since August 1997.	N/A

Name and Position with the Corporation	Principal Occupation During Five Preceding Years	Director Since(1)
Took Whiteley (Age: 38) Calgary, Alberta, Canada *VP, General Counsel and Corporate Secretary*	Officer of Newalta Corporation since March 2005. Prior thereto, Associate, Bennett Jones LLP (barristers and solicitors).	N/A
J. Craig Wilkie (Age: 51) Calgary, Alberta, Canada *Executive Vice President*	Officer of Newalta Corporation since October 1993.	N/A

Notes:

(1) All directors of Newalta Corporation are currently also Trustees of Newalta Fund. See "Information Respecting Newalta Income Fund – The Trustees". Each Trustee holds office until the next annual meeting of Unitholders of Newalta Fund, or until their successors are elected or appointed.

(2) Messrs. Pinder, MacDonald and Pardo are members of the Audit Committee of Newalta Fund. Newalta Corporation does not have an Audit Committee. Mr. Pinder is the Chair of the Audit Committee.

(3) Messrs. Stewart, Pinder and Pridham are members of the Compensation Committee of Newalta Corporation. Newalta Fund does not have a Compensation Committee. Mr. Stewart is the Chair of the Compensation Committee.

(4) Messrs. Milligan, MacDonald and Pridham are members of the Corporate Governance and Nominating Committee of Newalta Corporation. Newalta Fund does not have a Corporate Governance and Nominating Committee. Mr. Milligan is the Chair of the Corporate Governance and Nominating Committee.

(5) Messrs. Pardo, Milligan and Stewart are members of the Environment, Health and Safety Committee of Newalta Corporation. Newalta Fund does not have an Environment, Health and Safety Committee. Mr. Pardo is the Chair of the Environment, Health and Safety Committee.

From April to October 1998, Mr. Pardo was President and Chief Executive Officer of Philip Services Corp. ("**Philip**"). Philip underwent financial reorganizations during 2000 and 2003 pursuant to Chapter 11 of the United States Bankruptcy Code and the *Companies Creditors' Arrangement Act* in Canada while Mr. Pardo was a director of Philip. The first financial reorganization of Philip was completed on April 7, 2000 and the second reorganization on December 31, 2003. Mr. Pardo ceased to be a director of the restructured company on December 31, 2003, the date the company ceased to be a public company. In addition, the shares of Philip were ceased traded in 2000 for failure to file financial statements within the time frame provided by relevant securities legislation, which cease trade order still exists. Mr. Pardo was a director of Panaco Inc. until August 2002. Panaco Inc. commenced a Chapter 11 reorganization under the United States Bankruptcy Code in July 2002. Following the acquisition by Newalta Corporation of Anadime Corporation in 2001, one of its non-material, wholly-owned and insolvent subsidiaries, Anadime Energy Services, Inc., a California corporation, was placed into bankruptcy in January 2002 under Chapter 7 of United States bankruptcy laws. At the time of this filing, Messrs. Cadotte, Sifton and Dugandzic (senior officers of Newalta Corporation) were officers and directors of this company. Mr. Pinder was a director of Kicking Horse Resources Ltd. (Launch Resources Inc. by name change) from August 2003 to December 2003, a corporation which was subject to a cease trade order from June 2002 to October 2003 for failure to file financial statements within the time set out in the relevant securities legislation. In September 2004, Launch Resources Inc. was granted an order from the Court of Queen's Bench of Alberta under the *Companies Creditors' Arrangement Act*. Paramount Resources Ltd., a company that Mr. Riddell is the Chairman and Chief Executive Officer of, is, and has been since 1992, the general partner of T.T.Y. Paramount Partnership No. 5 ("**TTY**"), a limited partnership which is an unlisted reporting issuer in certain provinces of Canada. TTY was established in 1980 to conduct oil and gas exploration and development, but has not carried on operations since 1984 and currently has nominal assets. A cease trade order against TTY was issued by the Commission des valeurs mobilières du Québec (now Autorité des marchés financiers du Québec) in 1999 for failing to file the June 30, 1998 interim financial statements in Québec. TTY received exemptions from filing interim financial statements in Alberta, Manitoba and Ontario in 1985, 1986 and 1986 respectively. Paramount intends to dissolve TTY in 2008.

As of February 29, 2008, the directors and executive officers of Newalta Corporation (as disclosed by such directors and executive officers), as a group, owned, directly or indirectly, or exercised control or direction over 1,477,646 Trust Units or approximately 3.55% of the outstanding Trust Units. The directors and executive officers also held, in aggregate, 1,120,200 Trust Unit Rights, which, if exercised, would increase the beneficial ownership of the officers and directors, as a group, to approximately 6.25% of the outstanding Trust Units.

Risk Factors Affecting the Business of Newalta

The following is a summary of certain factors relating to the business of Newalta. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form and the Management's Discussion and Analysis for the most recently completed annual and interim periods. Unitholders and potential Unitholders should consider carefully the information contained herein and, in particular, the following risk factors.

General Market Conditions

Newalta serves corporations in the automotive, forestry, lead, manufacturing, mining, upstream oil and gas, petrochemical, pulp and paper, refining, steel and transportation service industries. The business of Newalta is subject to a number of general economic factors, many of which are out of Newalta's control, which may have a material adverse effect on the business, financial condition and results of operations of Newalta. These include recessionary economic cycles and downturns in the business cycles of the industries in which Newalta's customers conduct business, as well as downturns in the principal regional economies where operations are located.

The success of Newalta's business is also tied, in large part, to the general health of the oil and natural gas industry in western Canada. In particular, the exploration, drilling and development of natural gas resources represents a significant amount of the upstream oil and gas industry, an industry in which the Western division relies significantly on for revenue and margin. A decrease in the level of exploration, drilling or development of natural gas resources will have a significant negative affect on the revenue and margins of Newalta. Newalta is also sensitive to various industry conditions relating to the oil and natural gas industry, including land tenure, exploration, development, production and marketing imposed by legislation enacted by various levels of government and to pricing and taxation. Economic conditions may adversely affect the business levels of such customers and the amount of services provided by Newalta.

Commodity Prices, Interest Rates and Exchange Rates

The business of Newalta is directly affected by fluctuations in the level of activity in the oil and natural gas industry which, in turn, is directly affected by fluctuations in world energy prices. Approximately 5% of Newalta's revenue is derived from the sale of crude oil processed by Newalta. Accordingly, a decrease in the price of crude oil (including the price for heavy oil and associated differentials) directly impacts the revenue generated from the sale of recovered crude oil and indirectly impacts the revenue of Newalta from lower market activity. The demand for oilfield services is primarily dependent on the level of production and drilling activity being undertaken in oil and gas companies in western Canada. The primary uncertainties facing this industry include often significant fluctuations in global energy prices and the economic return on exploration and development expenditures. Future prices of oil and gas are affected by events, governments and organizations beyond Newalta's control. As world oil prices are quoted in U.S. dollars, fluctuations in the Canada/U.S. exchange rate also impact

Newalta's customers and, accordingly, may impact Newalta itself. In addition, if Newalta expands its operations abroad, it may experience increased foreign risk with respect to interest rate and foreign exchange fluctuations.

As a result of its recent acquisition of the assets of Nova Pb, Newalta Corporation owns Canada's largest integrated lead battery recycling facility which sells recycled lead alloys to the automotive and industrial battery manufacturing industries. The primary source of raw material for this business is waste lead acid batteries that are purchased from a diversified network of scrap dealers, waste collectors and battery manufacturers. The cost of the waste batteries will fluctuate in relation to lead prices. The business of Newalta Corporation is therefore directly affected by fluctuations in the price of lead which are affected by events beyond Newalta Corporation's control.

Newalta Corporation is also subject to foreign currency risks and foreign exchange exposure as an increasing portion of Newalta Corporation's operations are being conducted in the United States or revenue denominated in U.S. dollars. Fluctuations in the Canada/U.S. exchange rate increase the risks that Newalta Corporation may experience from foreign exchange fluctuations and may have an adverse effect on Newalta Corporation's business and results of operations.

Seasonality of Operations

The operations of Newalta are affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Each of the Western and Eastern division is affected differently based on the types of services that are provided. For Western, the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western division's services and therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. Eastern's services are curtailed by colder weather in the first quarter, which is typically its weakest quarter as aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. Similar to Western, growth capital investments made in the first half will tend to strengthen the second half performance.

Growth

Newalta's growth strategy will place significant demands on its financial, operational and management resources. Newalta has been active in growth oriented activities in the past and in order to continue its growth, it will need to add administrative, management and other personnel, and make additional investments in operations and systems. Newalta may not be able to find and train qualified personnel, or do so on a timely basis or expand its operations and systems to the extent, and in the time, required.

Newalta has taken steps and intends to continue to expand its operations in Ontario, Québec, Atlantic Canada and the United States. The success of this specific expansion and growth generally is dependent upon timing, the size and quality of opportunities, the ability to integrate complementary businesses, available debt capacity and market conditions. There can be no guarantee that Newalta will be successful in its plans or the method of expansion chosen to expand its operations, or that such expansion will be a financial success.

Acquisition Strategy

Newalta's growth strategy will depend, in part, on acquiring other waste management related or complementary businesses which it may be unable to do profitably or at all. The success of this acquisition strategy will depend, in part, on its ability to:

- identify suitable businesses to buy;
- negotiate the purchase of those businesses on terms acceptable to it;
- complete the acquisitions within their expected time frame;
- fund the acquisitions;
- improve the results of operations of the businesses that it buys and successfully integrate their operations into its own; and
- avoid or overcome any concerns expressed by regulators, including competition law concerns.

Newalta may fail to properly complete any or all of these steps and may also experience other impediments to its acquisition strategy. Newalta may not be able to find appropriate acquisition candidates, acquire those candidates that it finds, obtain necessary permits or integrate acquired businesses effectively or profitably.

Other companies may also be seeking to acquire similar businesses, including companies that may have greater financial resources than Newalta. Increased competition may reduce the number of acquisition targets available to Newalta and may lead to unfavourable terms as part of any acquisition, including high purchase prices. If acquisition candidates are unavailable or too costly, Newalta may need to change its business strategy.

Newalta also cannot be certain that it will have enough capital or be able to raise enough capital by issuing, directly by Newalta Corporation or Newalta Industrial or through Newalta Fund, equity or debt securities or using other financing methods on reasonable terms, if at all, to complete the purchases of the businesses that it wants to buy.

Newalta's increased size means that government regulators, such as competition law regulators in Canada, may examine its acquisitions more closely. These regulators may object to certain purchases or place conditions on them that would limit their benefit to Newalta.

If Newalta is unsuccessful in implementing its acquisition strategy for the reasons discussed above or otherwise, its financial condition and results of operations could be materially adversely affected. Even if Newalta is able to make acquisitions on advantageous terms and is able to integrate them successfully into its operations and organization, some acquisitions may not fulfill its strategy in a given market due to factors that it cannot control, such as market position or customer base. As a result, operating margins could be less than Newalta originally anticipated when it made those acquisitions.

Integration of Businesses into Newalta's Operations

A substantial part of Newalta's growth has been through acquisitions. The integration of businesses acquired into Newalta may result in significant challenges and depend, in part, upon timely, efficient and successful execution of post-acquisition strategies. Management may be unable to accomplish the integration smoothly or successfully or without spending significant amounts of money. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully. Any inability of management to successfully integrate the operations, including, but not limited to, information technology and financial reporting systems, could have a material adverse effect on the business and financial condition of Newalta or interfere with its operations and reduce operating margins.

Potential Liabilities from Acquisitions

In pursuing acquisitions, Newalta conducts due diligence on the business or assets being acquired and seeks detailed representations and warranties respecting the business or assets being acquired. Despite its efforts, there can be no assurance that it may not become subject to undisclosed liabilities as a result of acquisitions. In addition, liabilities may exist which Newalta did not discover in its due diligence process prior to completing the acquisition. This failure to discover potential liabilities may be due to various factors, such as Newalta's failure to accurately assess all of the pre-existing liabilities of the operations acquired or vendors failing to comply with laws. If this occurs, Newalta may be responsible for such violations which could have a material adverse effect on the business, financial condition and results of operations of Newalta.

Dependence on Senior Management

Newalta is highly dependent upon its senior management team. Newalta will continue to require operations management personnel with waste industry experience. Newalta is not aware of the availability of such experienced management personnel or how much it may cost to attract and retain such personnel. The loss of the services of any member of senior management, or the inability to hire experienced operations management personnel, could materially adversely affect the operations and financial condition of Newalta.

Regulation

Newalta's business is directly and indirectly affected by government legislation and regulation which imposes responsibilities and liabilities on the operation of Newalta and on industries that Newalta services.

The waste management and recycling services offered by Newalta are currently subject to environmental regulation pursuant to a variety of local, provincial and federal legislation. Environmental legislation regulates health, safety, environment and land use. Permits, authorizations or licenses are generally required for the development and operation of treatment and storage facilities, and for the disposal and transportation of certain types of waste. Environmental legislation also provides for standards, restrictions and prohibitions on the handling of certain types of waste and for releases, spills or emissions into the environment of substances Newalta handles. In addition, legislation may require an assessment of the environmental impact of a facility prior to the development of a facility and may also require that facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach by Newalta of such legislation may result in suspension or revocation of necessary licenses, permits or authorizations, civil liability and the imposition of fines and penalties. Local, provincial and federal governments may also, at any time, change the rights they grant to and those restrictions they impose on waste management companies, which changes could restrict the operations and growth of Newalta.

Newalta is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment.

Newalta is subject to significant environmental legislation in all of the jurisdictions in which it operates. Newalta believes that it is in material compliance with such legislation and has taken steps that it believes are prudent to ensure that its compliance with environmental legislation will be maintained.

Newalta is uncertain of the costs required to continue to effect such compliance and recognizes that changes in environmental legislation could, through increased operating or capital expenditures, have an adverse effect on Newalta's operations and financial condition. Newalta provides for estimated future asset retirement costs for all its facilities based on the useful lives of the assets and the long term monitoring commitments of certain sites (20 to 300 years). Over this period Newalta recognizes the liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. The balance of the liability accretes until the date of expected settlement of the retirement obligations. The accretion expense has been included in depreciation, amortization, and accretion expenses. Retirement costs are estimated by management, in consultation with Newalta's engineers, on the basis of current regulations, costs, technology, and industry standards. Actual asset retirement costs are charged against the provision as incurred. For the year ended December 31, 2007, Newalta charged $1.7 million to earnings for accretion expense.

The government agencies that regulate Newalta's business require that each operator of a waste management facility post a financial security in order to operate the facility. It is anticipated that this type of financial assurance will require operators of waste management facilities to have more financial strength and to have viable and sustainable businesses. Accordingly, as at December 31, 2007, Newalta has provided $11.5 million in performance bonds and $40.1 million in letters of credit.

Landfill Operations

Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations. In addition, Newalta has material financial obligations to pay closure and post-closure costs in respect of its landfills. Newalta has estimated these costs and made provisions for them, but these costs could exceed Newalta's current provisions as a result of, among other things, any federal, provincial or local government regulatory action including, but not limited to, unanticipated closure and post-closure obligations. The requirement to pay increased closure and post-closure costs could substantially increase Newalta's letters of credit which could increase Newalta's future operating costs and cause its net income to decline.

There can be no assurance that Newalta will maintain its relationships or continue to provide services to any particular disposal customer at current levels. There can be no assurance that third-party customers will continue to utilize Newalta's landfills and pay rates that generate acceptable margins for Newalta. Newalta's margins could decrease if, among other things, Newalta or its disposal customers fail to renew their contracts, if the volume of waste disposed of by customer's decreases or if Newalta is unable to increase the rates charged to correspond with increasing costs of operations. In addition, new contracts for disposal services entered into by Newalta may not be obtainable on terms acceptable to Newalta or, if obtained, may not be obtained on terms consistent with current practices, in which case Newalta's revenue and profitability could decline.

A steady volume of waste is required over the operating life of a landfill in order to maintain profitable operations. A decrease in the amount of waste disposed of at its landfills or a decrease in the prices charged by Newalta for disposal at its landfills could have a material adverse effect on the business, financial condition and results of operations of Newalta.

The Stoney Creek Landfill, based on current volumes, has an estimated remaining life of 10 years. There may not be any future expansion possibilities available for this site. If management determines to apply for expansion of the landfill, then the permit governing the landfill would need to be amended. Amendments to permits to expand non-hazardous solid waste landfills have become increasingly difficult, time consuming and expensive to obtain. There is no assurance that Newalta will attempt to obtain an amendment to the permit and, if so, whether such amendment could be obtained on terms acceptable to Newalta.

The loss of third-party disposal customers could reduce Newalta's revenue and profitability. Approximately 75% of the total tonnage received at the Stoney Creek Landfill is derived from disposal of waste received from third-party disposal customers of Newalta, and the balance of the tonnage is collected directly by Newalta. Accordingly, Newalta will be dependent upon maintaining a certain level of third-party disposal customers at the Stoney Creek Landfill in order to be able to continue to operate at profitable levels.

Competition

The provision of waste management and recycling services is largely dependent upon the willingness of customers to outsource their waste management activities. Many customers, or potential customers, have internal options available to them. Additionally, many oilfield waste generators have abandoned wells that can be licensed to dispose of third party waste and production facilities that can be used to treat oilfield waste and to recover oil. A trend towards internal waste management could have a significant negative impact on Newalta's business and growth opportunities.

Newalta generally competes with regional competitors or competitors for specific services. In western Canada, in the industrial waste management industry, the automotive market into which resalable products are sold is generally a stable market as the volume of products, such as lubricating oil, is reasonably consistent year-over-year. While there are regional competitors for Industrial's business, to the knowledge of Newalta there is no single competitor that offers a comprehensive service package in western Canada.

In the oil and gas waste management industry in western Canada, consolidation has occurred over the last several years, effectively reducing the market to two competitors, Newalta and CCS Inc. Each of Newalta and CCS Inc. has an extensive network of facilities and are significant competitors for oilfield waste treatment and disposal services. In acquiring and maintaining business, Newalta experiences competition primarily in the areas of pricing and service. Customer relationships can be short term in nature and due to the competitive nature of the market, customers are generally not bound by long-term contracts or service agreements. Competitiveness is maintained by the customer's ability to seek the best combination of value and price from competing alternatives and to move between these alternatives with relative ease. Newalta also faces potential competition from innovative treatment and disposal solutions which may be developed and provide a more attractive solution to potential customers. To the extent that our competitors are able to compete successfully with its services, Newalta's market share and potential profitability may be reduced.

In eastern Canada, Newalta competes with Clean Harbors Inc., Veolia Environmental, Safety-Kleen Systems Inc., Stablex Canada Inc. and a number of smaller competitors competing in specific niches of the market or on a regional basis. In acquiring and maintaining business, Newalta experiences competition primarily in the areas of pricing and service. Customer relationships can be short term in nature and due to the competitive nature of the market, customers are generally not bound by long-term contracts or service agreements. Competitiveness is maintained by the customer's ability to seek the best combination of value and price from competing alternatives and to move between these alternatives with relative ease. Newalta also faces potential competition from innovative treatment and disposal solutions which may be developed and provide a more attractive solution to potential customers. To the extent that our competitors are able to compete successfully with its services, Newalta's market share in eastern Canada and potential profitability may be reduced.

Risk of Pending and Future Legal Proceedings

Alleged failure by Newalta to comply with laws and regulations may lead to the imposition of fines, penalties, or the denial, revocation or delay of the renewal of permits and licenses by governmental authorities. In addition, governmental authorities as well as third parties may claim that Newalta is liable for environmental damages. In addition, Newalta may be the subject of litigation by customers, suppliers and other third parties. A significant judgment against Newalta, the loss of a significant permit or other approval or the imposition of a significant fine or penalty could have a material adverse effect on Newalta's business, financial condition and future prospects. Litigation is expensive, time consuming and may divert management's attention away from the operation of the business.

Employees

Newalta requires a large number of skilled personnel to conduct its operations. Recruiting, training and retaining such employees is critical to its ability to continue to meet industry and customer demand and generate increasing revenue. There is high demand for skilled personnel in many industries in which Newalta operates and Newalta is therefore at risk in obtaining appropriate levels of skilled labour. In addition, Newalta's success is dependent, in part, not only on its skilled labour, but also on the quality of its operations managers. The possible consequences of Newalta's inability to identify, hire, train, motivate and retain qualified managers could impact Newalta's operations.

Labour Unions

Newalta has approximately 345 unionized employees with 14 collective agreements and 6 unions in eastern Canada. The collective agreements expire at various times until 2011. Newalta cannot predict the effect that any new collective agreements or failure to enter into collective agreements may have on its operations upon the expiry of the current agreements.

Management cannot predict which, if any, groups of employees may seek union representation in the future or the outcome of any collective bargaining. The negotiation or renegotiation of these agreements could divert management attention and the terms of any agreements could have a material adverse effect on the business, financial condition and results of operations of Newalta. If Newalta is unable to negotiate acceptable collective bargaining agreements, it may have to wait through "cooling off" periods, which are often followed by union initiated work stoppages, including strikes. Depending on the type and duration of any work stoppage, Newalta's operating expenses could increase significantly, which could have an adverse effect on its financial condition, results of operations and cash flows.

Fuel Costs

The price and supply of fuel is unpredictable and fluctuates based on events outside of Newalta's control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Newalta will need a significant amount of fuel to run its collection and transfer trucks and any price escalations or reductions in supply could increase its operating expenses and have a negative impact on its consolidated financial condition, results of operations and cash flows. Newalta will from time to time attempt to offset increased fuel costs through the implementation of fuel surcharges. However, it may not always be able to pass through all of the increased fuel costs due to the terms of certain customers' contracts and market conditions. Fluctuations in fuel costs could affect Newalta's operating expenses and results. Newalta does not hedge or otherwise financially mitigate its exposure to fluctuations in fuel costs.

Access to Industry and Technology

The technology used in the waste management and recycling services business is not generally protected by intellectual property rights. Technology used in the industry is commonly known within the processing industry, including the oil and gas industry generally. As such, there are no significant technological barriers to entry within the industry. In addition, there are relatively few barriers to entry for companies wishing to offer one or more of the services that Newalta offers.

Possible Volatility of Trust Unit Price

The market price of the securities of Newalta Fund may be subject to significant fluctuations in response to variations in results of operations and other factors. Developments affecting the industries serviced by Newalta, including national and international economic conditions, interest rate and currency fluctuations and government regulation, could also have a significant impact on the market price of the securities of Newalta Fund. In addition, the stock market can experience price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies, and the price of the Trust Units of Newalta Fund could be affected by such fluctuations.

Insurance

Newalta's operations are subject to certain unavoidable hazards and risks. Newalta has obtained insurance in accordance with industry practice in an effort to address and mitigate such risks and also has operational and emergency response procedures, and safety and environmental programs in place to reduce potential loss exposure. However, not all hazards and risks are covered by insurance or such programs, and no assurance can be given that insurance will be available on a consistent or economically feasible basis. In addition, no assurance can be given that the amounts of insurance will, at all times, be sufficient to cover each and every loss or claim involving the assets or operations of Newalta. Liability for uninsured risks could significantly increase Newalta's expenses, and the occurrence of a significant event against which Newalta is not fully insured, could have a material adverse effect on its financial condition.

Future Capital Needs

Newalta may require additional funds to support its expansion, develop new services, respond to competitive pressures, acquire complementary businesses, or take advantage of unanticipated opportunities. There can be no assurance that such additional funding, if needed, will be available on terms attractive to Newalta or at all. If adequate funds are not available on acceptable terms, Newalta may be unable to develop or enhance its business, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on Newalta's business financial conditions and operating results.

Debt Service

Amounts paid in respect of interest on Newalta's long-term debt will reduce Newalta's net income. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service. Newalta is exposed to fluctuations in short-term Canadian interest rates as a result of the use of a floating debt rate. Although Newalta believes its credit facilities will be sufficient to meet its immediate requirements, there can be no assurance that the amount will be adequate to satisfy the future financial obligations of Newalta or that additional funds will be able to be obtained.

Lenders have been provided with security over all or substantially all of the assets of Newalta and all material subsidiaries and are secured by a guarantee of senior indebtedness made by Newalta Fund and a pledge of shares of Newalta Corporation held by Newalta Fund and shares of Newalta Industrial held by

Newalta Corporation. If Newalta Corporation becomes unable to pay its debt service or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of Newalta Corporation and any material subsidiary, or enforce or realize upon any such guarantee or share pledge.

Sales of Additional Trust Units

Newalta Fund may issue additional Trust Units in the future to finance certain of its capital expenditures, including acquisitions. The Deed of Trust permits Newalta Fund to issue an unlimited number of additional Trust Units without the approval of the Unitholders. Any issuance of Trust Units may have a dilutive effect on the Unitholders.

Risks Related to the Structure of Newalta Fund

The following is a summary of certain factors relating to the structure of Newalta Fund. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form and the Management's Discussion and Analysis for the most recently completed annual and interim periods. Unitholders and potential Unitholders should consider carefully the information contained herein and, in particular, the following risk factors.

Dependence on Newalta Corporation

Newalta Fund is an open-ended limited purpose trust that is entirely dependent upon the operations and assets of Newalta Corporation through its ownership of the Common Shares and the Notes. Accordingly, any cash distributions to Unitholders is dependent upon the ability of Newalta Corporation to meet its interest and principal repayment obligations under the Notes. Newalta Corporation's income will be received, directly or through Newalta Industrial, from providing services to a wide range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, upstream oil and gas, refining, petrochemical, steel, lead recycling and transportation services industries and will be susceptible to the risks and uncertainties associated with Newalta and such industries generally.

Nature of Trust Units

The Trust Units should not be viewed as shares in Newalta Corporation. The Trust Units represent a fractional undivided beneficial interest in Newalta Fund. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. A Unitholder is also not entitled to "dissent rights". Newalta Fund is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement* Act (Canada), and in some cases, the *Winding-Up and Restructuring Act* (Canada). As a result, in the event a restructuring of Newalta Fund were necessary, Newalta Fund would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of shareholders of a corporation.

Newalta Fund's sole assets are the Common Shares, the Notes and other investments in securities. The price per Trust Unit is a function of anticipated distributable cash, the underlying assets of Newalta Fund and management's ability to effect long–term growth in the value of Newalta Fund. The market price of the Trust Units will be sensitive to a variety of market conditions. Changes in market conditions may adversely affect the trading price of the Trust Units or the cash distributions made by Newalta Fund.

Unitholder Limited Liability

The Deed of Trust provides that no Unitholder in its capacity as such shall incur or will be subject to any liability in contract, tort or otherwise in connection with Newalta Fund or its obligations and affairs and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of Newalta Fund's assets. The Deed of Trust also provides that the Trustees and Newalta Fund shall make all reasonable efforts to include in all contracts entered into by or on behalf of Newalta Fund a provision to the effect that such obligation will not be binding upon Unitholders personally. If such a provision is omitted and a Unitholder is held liable to any person as a result of such omission, the Unitholder shall be entitled to indemnity and reimbursement out of the assets of Newalta Fund to the full extent of such liability.

Notwithstanding the provisions of the Deed of Trust, and although the possibility is considered very unlikely, there is a risk that a Unitholder may not be protected from the liabilities of Newalta Fund to the same extent as a shareholder is protected from the liabilities of a corporation under established corporate law. A contractual limitation of liability provision may not be operative in all circumstances, and personal liability may also arise in respect of claims against Newalta Fund that do not arise under contracts, including claims in tort, for taxes or in respect of other statutory liabilities.

The activities of Newalta will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent practicable, any material risk of liability to the Unitholders for claims against Newalta Fund. Legislation has also recently been enacted in Alberta to address historic uncertainties regarding the potential for unitholder liability. The *Income Trusts Liability Act* (Alberta), which came into force on July 1, 2004, creates a statutory limitation on the liability of unitholders of Alberta income trusts such as Newalta Fund by providing that, notwithstanding any express or implied indemnity of a trustee, a unitholder will not, as a beneficiary, be liable for any act, default, obligation or liability of the trustee that arises after July 1, 2004. The legislation does not apply with respect to any act, default, obligation or liability of a trustee of an Alberta income trust that occurred before July 1, 2004 and has not yet been subject to interpretation by courts in the Province of Alberta or elsewhere.

Nature of the Debentures

Newalta Fund listed for trading on the Toronto Stock Exchange and issued $115,000,000 in principal amount of Convertible Unsecured Subordinated Debentures ("**Debentures**") in November 2007. There can be no assurance that an active trading market will develop or be sustained. The Debentures are subordinate to all Senior Indebtedness and to any indebtedness of creditors of Newalta Fund. "Senior Indebtedness" of Newalta Fund means, in effect, the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness, liabilities and obligations of Newalta Fund (whether outstanding as at the date of the Debenture Indenture or thereafter created, incurred, assumed or guaranteed), other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of Newalta Fund which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures. The Debentures are also effectively subordinate to claims of creditors of Newalta Fund's subsidiaries except to the extent Newalta Fund is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. The Debenture Indenture does not limit the ability of Newalta Fund to incur additional debt or liabilities (including Senior Indebtedness) or to make distributions, except in certain circumstances and does not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving Newalta Fund.

Newalta Fund may redeem outstanding Debentures for Trust Units or to repay outstanding principal amounts thereunder at maturity of the Debentures by issuing additional Trust Units. The

Debentures are convertible into Trust Units at any time at the option of the holder of the Debentures. Accordingly, holders of Trust Units may suffer dilution.

Canadian Federal Income Tax Considerations

On October 31, 2006, the federal Minister of Finance (the "**Minister**") announced new proposals (the "**SIFT Proposals**") that change the manner in which certain flow-through entities, referred to as "specified investment flow-through" entities or "SIFTs", and the distributions from such entities, are taxed. The SIFT Proposals were enacted under Bill C-52 on June 22, 2007 ("**SIFT Legislation**"). The SIFT Legislation will not apply to SIFTs that were publicly traded on October 31, 2006 ("**Grandfathered SIFTs**") until January 1, 2011. However, the SIFT Legislation indicates that any "undue expansion" of a Grandfathered SIFT between October 31, 2006 and January 1, 2011 (the "**Interim Period**"), may cause the deferred application of the SIFT Legislation to the Grandfathered SIFT to be rescinded.

Following the October 31, 2006 announcement, the Department of Finance ("**Finance**") issued a press release on December 15, 2006 wherein it provided guidelines (the "**Normal Growth Guidelines**") as to what would be considered "normal growth" as opposed to "undue expansion".

Provided that Newalta Fund is not considered to have undergone an "undue expansion" during the Interim Period, the SIFT Legislation will change the manner in which Newalta Fund and its distributions are taxed beginning January 1, 2011. More specifically, Newalta Fund will be subject to entity level taxation, which will reduce the amount of cash available for distribution to Unitholders. Based on the proposed rate of entity level taxation, the tax on income distributed by Newalta Fund to its Unitholders would approximate the tax rate applicable to income earned by a Canadian corporation. Based on information released by Finance in conjunction with the SIFT Legislation and the 2007 federal economic update, the applicable tax rate in 2011 will be 29.5% but this could be subject to change between now and 2011. Under the current SIFT Legislation, the provincial component of the tax on SIFTs is 13%. On February 26, 2008, the Minister released the federal budget (the "**budget**"). The budget proposes to replace this 13% provincial tax rate with the applicable provincial income tax rates for each province in which the SIFT has a permanent establishment, based on a provincial allocation formula. The provincial rate applicable to Quebec will be nil insofar as Quebec has its own SIFT tax. If the measures in the budget are enacted as proposed, the 29.5% SIFT tax rate referred to herein may change depending on the application of this new proposal to Newalta Fund.

Distributions received by Unitholders beginning January 1, 2011 will be characterized as eligible dividends received from a Canadian corporation. Generally, individual Unitholders resident in Canada will be subject to tax based on the enhanced gross-up and dividend tax credit applicable to eligible dividends. For Canadian federal income tax purposes, individual Unitholders subject to the highest marginal rate of tax will receive an after-tax return from their then reduced distribution of income approximately equal to the after-tax return if the pre-tax income of the SIFT had been distributed directly to and taxed in the hands of the Unitholders. The provinces and territories have, in varying degrees, adopted the enhanced dividend tax credit rules for provincial/territorial tax purposes and thus, Unitholders will be required to review the status of such legislation in the provinces/territories in which they reside. Reduced distributions caused by the SIFT Legislation will be an absolute cost to other types of Unitholders including pension funds, registered retirement savings plans and non-residents of Canada who do not benefit from the characterization of the distributions as eligible dividends under the SIFT Legislation. Under the SIFT Legislation, distributions to non-residents of Canada, commencing January 1, 2011, will continue to be subject to Canadian withholding tax at the rate of 25%, subject to any reduction pursuant to the terms of an income tax treaty between Canada and the jurisdiction in which the non-resident resides. Under the SIFT Legislation, commencing January 1, 2011, the applicable withholding tax rate reductions will be based on the rate for dividends as opposed to trust or other income. Under the *Canada – United States Tax Convention*, 1980 (the "**Convention**"), the applicable Canadian withholding tax rate for dividends is 15%.

If Newalta Fund is considered to have undergone an "undue expansion" during the Interim Period, the SIFT Legislation may become applicable to Newalta Fund prior to January 1, 2011. No assurance can be given that Newalta Fund will be able to maintain its status as a Grandfathered SIFT until January 1, 2011. Loss of this status may result in material adverse tax consequences for Newalta Fund and its Unitholders. However, it is assumed, for the purposes of this summary, that Newalta Fund will not be subject to the SIFT Legislation until January 1, 2011.

It is expected that the SIFT Legislation will subject Newalta Fund to trust level taxation beginning on January 1, 2011, which will materially reduce the amount of cash available for distributions to Unitholders. Based on the proposed rate of such tax, Newalta Fund estimates that the SIFT Legislation will, commencing on January 1, 2011, reduce the amount of cash available to Newalta Fund to distribute to its Unitholders by an amount equal to 29.5% multiplied by the amount of the pre-tax income distributed by Newalta Fund. A reduction in the value of the Trust Units would be expected to increase the cost to Newalta Fund of raising capital in the public capital markets. There can be no assurance that Newalta Fund will be able to reorganize its legal and tax structure to reduce the expected impact of the SIFT Legislation. In addition, there can be no assurance that Newalta Fund will be able to maintain its status as a Grandfathered SIFT under the SIFT Legislation until 2011 or that it will not undertake a reorganization of its structure between the date hereof and January 1, 2011. If Newalta Fund is deemed to have undergone "undue expansion" during the Interim Period, the SIFT Legislation will become effective on a date earlier than January 1, 2011. Loss of status as a Grandfathered SIFT could have a material and adverse effect on the value of the Trust Units.

A new Protocol to the Convention was signed on September 21, 2007, (the "**Protocol**"). Bill S-2 was introduced in the Senate for the purpose of implementing the Protocol in Canada and received royal assent on December 14, 2007. The U.S. Foreign Relations Committee has not yet adopted the Protocol in the U.S. A major change contained in the Protocol is the elimination of all withholding tax on cross-border payments of interest. The elimination is immediate for arm's length payments of interest and phased in over three years for non-arm's length payments. The *Income Tax Act* (Canada) was also amended such that, generally speaking, interest (other than participating interest), paid to arm's length persons, does not attract Canadian withholding tax effective on January 1, 2008. Thus, interest paid or credited with respect to the Debentures should no longer be subject to Canadian withholding tax commencing on January 1, 2008.

The Protocol also contains new rules which generally extend benefits under the Convention to U.S. members of an unlimited liability company ("**LLC**") which is itself treated as a disregarded entity for U.S. federal income tax purposes. Thus, where a U.S. resident member of an LLC receives a distribution from Newalta Fund through an LLC, such U.S. resident member may be entitled to the 15% withholding tax rate under the Convention, as opposed to the current rate of 25%.

Newalta Corporation is subject to taxation in each taxation year on its income for the year, after deducting interest paid to Newalta Fund on the Notes. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted by Newalta Corporation or its affiliates in respect of the Notes. If such a challenge were to succeed against Newalta Corporation or its affiliates, it could materially adversely affect the amount of cash available for distribution to the Unitholders. Newalta Corporation management believes that the interest expense inherent in the structure of Newalta Fund is supportable and reasonable in light of the terms of the Notes.

Further, interest on the Notes accrues at the Newalta Fund level for income tax purposes whether or not actually paid. The Deed of Trust provides that an amount equal to the taxable income of Newalta Fund will generally be distributed each year to Unitholders in order to reduce Newalta Fund's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, any additional amount necessary to be distributed to Unitholders will be distributed in the form of additional

Trust Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Redemption of Trust Units

It is anticipated that the redemption right associated with Trust Units will not be the primary mechanism for Unitholders to dispose of their Trust Units. Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes. Notes may not be qualified investments for trusts governed by Exempt Holders.

Loss of Mutual Fund Trust Status

There can be no assurance that Newalta Fund will continue to qualify as a mutual fund trust within the meaning of the Tax Act. The consequences of not being a mutual fund trust include the following:

- the Trust Units would cease to be a qualified investment for Exempt Holders which can have negative tax consequences to such plans and their annuitants and beneficiaries;

- Newalta Fund would be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by Newalta Fund may have adverse income tax consequences for certain Unitholders, including non-resident persons and residents of Canada who are exempt from Part I tax; and

- the Trust Units would constitute taxable Canadian property for the purposes of the Tax Act, potentially subjecting non-residents of Canada to tax pursuant to the Tax Act on the disposition (or deemed disposition) of such Units.

See "Information Respecting Newalta Income Fund – Mutual Fund Trust Requirements".

Effect of Canadian Federal Government Proposals Regarding Non-Resident Ownership

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents unless all or substantially all of its property is property other than taxable Canadian property as defined in the Tax Act. On September 16, 2004, the Minister released draft amendments to the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of the Trust Units, of Newalta Fund were held by non-residents and partnerships other than Canadian partnership, Newalta Fund would thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, a Notice of Ways and Means Motion was tabled which did not include these proposed changes. Finance indicated that the implementation of the proposed changes would be suspended pending further consultation with interested parties.

INFORMATION RESPECTING NEWALTA INCOME FUND

Description of Trust Units

The beneficial interests in Newalta Fund are divided into Trust Units. The interest of each Unitholder is determined by the number of Trust Units registered in the name of the Unitholder. Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from Newalta Fund (whether of net income, net realized capital gains or other amounts) and in any net assets of Newalta Fund in the event of the termination or winding-up of Newalta Fund. All Trust Units outstanding from time to time are entitled to equal shares in any distributions by Newalta Fund and in the event of the termination or winding-up of Newalta Fund, in the net assets of Newalta Fund. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of Unitholders. The aggregate number of Trust Units which is authorized and may be issued is unlimited.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in Newalta. As holders of Trust Units in Newalta Fund, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. Newalta Fund is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement* Act (Canada), and in some cases, the *Winding-Up and Restructuring Act* (Canada). As a result, in the event a restructuring of Newalta Fund were necessary, Newalta Fund would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of shareholders of a corporation. See "Information Respecting Newalta Corporation and Newalta Industrial – Risks Related to the Structure of Newalta Fund".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, Newalta Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

As of March 6, 2008, Newalta Fund had issued and outstanding a total of 41,579,978 Trust Units, with an additional 2,211,550 Trust Units reserved for issuance pursuant to the terms of the Trust Unit Rights Incentive Plans of Newalta Fund and Trust Units reserved for issuance upon the conversion or redemption of Debentures. Newalta Fund also had issued and outstanding, as of March 6, 2008, a total of $115,000,000 principal amount of Debentures.

Description of Debentures

Newalta Fund is authorized and has issued $115,000,000 principal amount of Debentures. Newalta Fund is authorized to issue an unlimited number of additional debentures issuable in one or more series, subject to specific series limitations or conditions. The Debentures have a November 30, 2012 maturity date (the "**Maturity Date**") and are issuable in denominations of $1,000 and integral multiples thereof only. Interest of 7.0% per annum from the date of issue is payable, semi-annually in arrears on May 31 and November 30 in each year, commencing May 31, 2008. The principal amount of the Debentures and interest on the Debentures is payable in cash or, at the option of Newalta Fund and subject to applicable regulatory approval, by payment of Trust Units.

The Debentures are convertible at the holder's option into Trust Units at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by Newalta Fund for redemption of the Debentures, at the conversion price of $23.00 per Trust Unit. Notwithstanding the foregoing, no Debentures may be converted during the three business days preceding May 31 and November 30 in each year, commencing May 31, 2008, as the registers of the Debenture Trustee will be closed during such periods.

The Debentures are: (i) redeemable after November 30, 2010 (except in limited circumstances on or before such date) and on or before November 30, 2011, but only if the current market price of the Trust Units on the date on which the notice of redemption is given pursuant to the Debenture Indenture is not less than 125% of the conversion price; and (ii) are redeemable after November 30, 2011 and before maturity, in each case at a redemption price of $1,000 per Debenture plus accrued and unpaid interest thereon, if any, in whole or in part from time to time at the option of Newalta Fund on not more than 60 days and not less than 30 days prior notice.

The Debenture Indenture provides that at no time may one or more "non-residents" of Canada (as defined in the Tax Act) be the beneficial owners of more than 49% of the Trust Units on a fully diluted basis, whether by way of conversion of Debentures to Trust Units, repayment of Debentures by issuance of Trust Units, or otherwise, and Newalta Corporation and Newalta Fund have informed the Debenture trustee and the transfer agent and registrar of the Trust Units of this restriction. The Debenture trustee may, upon receipt of written direction of Newalta Fund, require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If Newalta Fund becomes aware that the beneficial owners of 49% or more of the Trust Units then outstanding, on a fully diluted basis, are, or may be, non-residents or that such a situation is imminent, it shall make a public announcement thereof and shall notify the Debenture trustee in writing and the Debenture trustee shall not accept a subscription for Debentures from or issue or register a transfer of Debentures to a Person unless the Person provides a declaration that the Person is not a non-resident. If, notwithstanding the foregoing, Newalta Fund determines that 49% or more of the Trust Units, on a fully diluted basis, are held by non-residents, Newalta Fund shall send a notice to non-resident holders of Debentures or Trust Units, chosen in inverse order to the order of acquisition or registration of the Debentures and Trust Units or in such manner as Newalta Fund may consider equitable and practicable, requiring them to sell their Debentures or Trust Units or a portion thereof within a specified period of not less than 60 days. If the Debentureholders or Unitholders receiving such notice have not sold the specified number of Debentures or Trust Units or provided Newalta Fund with satisfactory evidence that they are not non-residents within such period, Newalta Fund may on behalf of such Debentureholder or Unitholder sell such Debentures or Trust Units, as the case may be, and, in the interim, shall suspend the rights attached to such Debentures or Trust Units, as the case may be, and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Debentures or Trust Units.

Market for Securities

Trust Units

The Trust Units are listed and posted for trading on the Toronto Stock Exchange under the symbol "NAL.UN". The following table sets forth the market price ranges and the aggregate volume of trading of the Trust Units on the Toronto Stock Exchange for the periods indicated:

Period (2007)	High ($)	Low ($)	Close ($)	Volume (Trust Units)
December	18.25	15.40	18.25	4,416,049
November	18.84	15.27	15.50	3,503,232
October	20.55	18.50	18.79	2,680,231
September	21.10	19.12	20.31	1,640,392
August	23.05	18.57	19.50	3,269,516
July	25.92	22.51	22.72	2,856,355
June	26.10	23.39	25.70	3,708,491
May	26.82	24.11	25.40	5,720,134

Period (2007)	High ($)	Low ($)	Close ($)	Volume (Trust Units)
April	27.50	25.31	26.30	1,812,399
March	27.50	24.19	25.89	3,258,896
February	27.56	25.25	27.45	2,419,718
January	28.25	24.25	25.26	2,656,252

Debentures

The Debentures are listed and posted for trading on the Toronto Stock Exchange under the symbol "NAL.DB". The following table sets forth the market price ranges and the aggregate volume of trading of the Debentures on the Toronto Stock Exchange since their listing on November 16, 2007:

Period (2007)	High ($)	Low ($)	Close ($)	Volume (Debentures)
December	105.00	99.00	100.00	25,350
November (16-30)	99.99	97.00	99.35	76,320

Distributions to Unitholders

Distributable Cash is calculated by Newalta and approved by the Trustees. Newalta Fund distributes Distributable Cash on or about the 15th day of each calendar month or, if such day does not fall on a business day, the next following business day of the calendar month to Unitholders of record on the last business day of the previous month.

In September 2004, Newalta Fund adopted a Distribution Reinvestment Plan (the "**DRIP Plan**"). The DRIP Plan provides eligible Unitholders with the opportunity to reinvest their monthly cash distributions to acquire additional Trust Units at a purchase price equal to 95% of the average market price (defined as the volume weighted average trading price of the Trust Units for the 10 trading days immediately preceding the Distribution Payment Date). No additional commissions, service charges or brokerage fees are charged to a Unitholder in connection with the reinvestment of distributions under the DRIP Plan. The deadline for completing and delivering enrollment forms to Valiant Trust Company, the DRIP Plan agent, is 3:00 p.m. (Calgary time) on the business day immediately preceding a Distribution Record Date in order for the distribution to which such record date relates to be reinvested under the DRIP Plan. The DRIP Plan and related documents are available on Newalta's website at www.newalta.com.

The following distributions have been declared to Unitholders in 2005, 2006 and 2007:

Record Date	Payment Date	Per Trust Unit ($)	Total	
Distributions declared to Unitholders in 2005			**Cash Distributed ($)**	**Trust Units Issued [(1)]**
January 31, 2005	February 15, 2005	0.125	2,968,733	19,714
February 28, 2005	March 15, 2005	0.125	2,969,963	19,697
March 31, 2005	April 15, 2005	0.150	3,570,123	25,505
April 29, 2005	May 16, 2005	0.150	3,589,053	24,266
May 31, 2005	June 15, 2005	0.150	3,615,752	24,592
June 30, 2005	July 15, 2005	0.150	3,614,631	25,233
July 29, 2005	August 15, 2005	0.150	3,610,952	24,347
August 31, 2005	September 15, 2005	0.150	3,613,015	24,116
September 30, 2005	October 17, 2005	0.150	3,257,326	42,928
October 31, 2005	November 15, 2005	0.150	3,217,640	48,020
November 30, 2005	December 15, 2005	0.165	3,857,587	37,221
December 31, 2005	January 16, 2006	0.165	3,825,896	35,175
Total distributions declared to Unitholders in 2005		**$1.78**	**$41,710,671**	**350,814**

Record Date	Payment Date	Per Trust Unit ($)	Total	
Distributions declared to Unitholders in 2006			**Cash Distributed ($)**	**Trust Units Issued (1)**
January 31, 2006	February 15, 2006	0.165	3,788,230	36,903
February 28, 2006	March 15, 2006	0.165	3,728,530	41,575
March 31, 2006	April 17, 2006	0.165	5,286,626	24,049
April 28, 2006	May 15, 2006	0.165	5,284,269	22,189
May 31, 2006	June 15, 2006	0.185	5,815,418	32,353
June 30, 2006	July 17, 2006	0.185	6,333,535	14,590
July 31, 2006	August 15, 2006	0.185	6,333,463	15,165
August 31, 2006	September 15, 2006	0.185	6,413,370	12,777
September 29, 2006	October 16, 2006	0.185	6,406,595	13,114
October 31, 2006	November 15, 2006	0.185	6,245,323	22,855
November 30, 2006	December 15, 2006	0.185	5,893,884	36,215
December 31, 2006	January 15, 2007	0.185	5,814,793	39,976
Total distributions declared to Unitholders in 2006		**$2.14**	**$67,344,036**	**311,761**

Record Date	Payment Date	Per Trust Unit ($)	Total	
Distributions declared to Unitholders in 2007			**Cash Distributed ($)**	**Trust Units Issued (1)**
January 31, 2007	February 15, 2007	0.185	6,454,140	38,251
February 28, 2007	March 15, 2007	0.185	6,454,584	38,240
March 30, 2007	April 16, 2007	0.185	6,295,658	47,220
April 30, 2007	May 15, 2007	0.185	6,357,408	44,866
May 31, 2007	June 15, 2007	0.185	6,330,525	48,258
June 29, 2007	July 16, 2007	0.185	6,352,293	46,725
July 31, 2007	August 15, 2007	0.185	6,352,523	54,459
August 31, 2007	September 17, 2007	0.185	6,505,738	53,481
September 28, 2007	October 15, 2007	0.185	6,352,320	62,345
October 31, 2007	November 15, 2007	0.185	6,076,095	94,791
November 30, 2007	December 17, 2007	0.185	6,010,215	106,876
December 31, 2007	January 15, 2008	0.185	6,208,763	84,779
Total distributions declared to Unitholders in 2007		**$2.22**	**$75,750,262**	**720,291**

Note:

(1) Represents Trust Units issued pursuant to the DRIP Plan.

Newalta Fund is restricted from declaring distributions and distributing cash if Newalta Corporation is in breach of its covenants under the Credit Facility. Newalta Corporation's financial performance as at December 31, 2007 is in excess of the financial ratio covenants under the Term Facilities. See "Information Respecting Newalta Corporation and Newalta Industrial – Material Debt".

Mutual Fund Trust Requirements

In order to qualify as a "mutual fund trust" under the provisions of the Tax Act, Newalta Fund must satisfy various conditions, including but not limited to the following:

1. some of the Trust Units must have conditions attached thereto that require Newalta Fund to accept, at the demand of the Unitholder, the surrender of the Trust Units;

2. the fair market value of the Trust Units described in item 1 above cannot be less than 95% of the fair market value of all of the issued Trust Units;

3. the Trust Units must be qualified for distribution to the public or have been lawfully distributed to the public in circumstances where a prospectus or similar document was not required to be filed in respect of the distribution;

4. in respect of the Trust Units referred to in item 3 above, there must be no fewer than 150 Unitholders;

5. each holder of Trust Units referred to in item 3 above must hold no less than one block of Trust Units (a block is characterized as 100 Trust Units if the fair market value of one Trust Unit is less than $25, 25 Trust Units if the fair market value of one Trust Unit is $25 or more but less than $100 and, and 10 Trust Units if the fair market value of one Trust Unit is $100 or more);

6. each holder of Trust Units referred to in item 3 above must hold such Trust Units having an aggregate fair market value of not less than $500; and

7. subject to some exceptions, Newalta Fund must not be established or maintained primarily for the benefit of non-residents of Canada. See "Information Respecting Newalta Income Fund – Limitation on Non-Resident Ownership".

Liability of Unitholder

The Deed of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with: (a) the assets of Newalta Fund or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached to, associated with or derived from such assets; (b) the obligations or the activities or affairs of Newalta Fund; (c) any actual or alleged act or omission of the Trustees or by any other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); (d) any act or omission of the Trustees or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); (e) any transaction entered into by the Trustees or by any other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); or (f) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by Newalta Fund or by the Trustees or by any other person on behalf of or in connection with the activities or affairs of Newalta Fund. The Deed of Trust also provides that no Unitholder in its capacity as a Unitholder shall be liable to indemnify the Trustees or any other person with respect to any of the foregoing liabilities of Newalta Fund. To the extent that any Unitholder, in its capacity as such, is determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any liabilities of Newalta Fund, such judgment and any writ of execution or similar process in respect thereof, is to be enforceable only against, and be satisfied only out of, the Unitholder's share of the assets of Newalta Fund. The Deed of Trust further provides that the Trustees and Newalta Fund shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that neither the Unitholder nor the Trustees have any personal liability or obligation in respect thereof. If such provision is omitted and a Unitholder is held liable to any person as a result of such omission, the Unitholder shall be entitled to indemnity and reimbursement out of the assets of Newalta Fund to the full extent of such liability.

Issuance of Trust Units

Trust Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine. Immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to the Deed of Trust and subject to withholding requirements for taxes for non-residents of Canada, the number of the outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. Each certificate representing a number of Trust Units prior to the distribution of additional Trust Units shall be deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

Distributions

The Deed of Trust provides that the Trustees shall, on or before each Distribution Record Date, declare payable to the Unitholders on such Distribution Record Date, all of the Distributable Cash for the Distribution Period which includes such Distribution Record Date. The proportionate share of each Trust Unit of the amount of such Distributable Cash shall be determined by dividing such amount by the number of issued and outstanding Trust Units on such Distribution Record Date. Each Unitholder's share of such Distributable Cash shall be an amount equal to the proportionate share of each Trust Unit of such Distributable Cash multiplied by the number of Trust Units owned of record by each such Unitholder on such Distribution Record Date. Except in the circumstances described below, Distributable Cash which has been declared to be payable to Unitholders in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

The Deed of Trust also permits the Trustees to declare to be payable and make distributions, from time to time, out of the Income of Newalta Fund, Net Realized Capital Gains, the capital of Newalta Fund or otherwise, in any year, in such amount or amounts, and on such dates as the Trustees may determine. The proportionate share of each Trust Unit of the amount of any of the foregoing distributions shall be determined by dividing such amount by the number of issued and outstanding Trust Units on the applicable record date in respect of any such distribution. Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Unitholder on such applicable record date. Except in the circumstances described below, amounts which have been declared to be payable to Unitholders shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution.

Having regard to the present intention of the Trustees to allocate, distribute and make payable to Unitholders all of the Income of Newalta Fund, Net Realized Capital Gains and any other applicable amounts so that Newalta Fund will not have any liability for tax under Part 1 of the Tax Act in any taxation year, the Deed of Trust provides that the following amounts shall, without any further actions on the part of the Trustees, be due and payable to Unitholders of record on December 31 in each such year:

(a) an amount equal to the amount, if any, by which the Income of Newalta Fund for such year exceeds the aggregate of the portions, if any, of each other distribution made by Newalta Fund which have been determined by the Trustees to have been payable by Newalta Fund out of the Income of Newalta Fund for such year; and

(b) an amount equal to the amount, if any, by which the Net Realized Capital Gains of Newalta Fund for such year exceeds the aggregate of the portions, if any, of each other distribution made by Newalta Fund which have been determined by the Trustees to have been payable by Newalta Fund out of Net Realized Capital Gains for such year.

The proportionate share of each Trust Unit of the amount of any of the foregoing distributions shall be determined by dividing such amount by the number of issued and outstanding Trust Units on December 31. Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Unitholder on December 31 in the year of such distribution. Except in the circumstances described below, amounts which have been declared to be payable to Unitholders shall be paid in cash on the Distribution Payment Date which immediately follows December 31 in the applicable year.

In accordance with and to the extent permitted by the Tax Act, the Trustees in each year shall make designations in respect of the amounts payable to Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by Newalta Fund in the year on shares of taxable Canadian corporations, net capital gains realized by Newalta Fund in the year and foreign source Income of Newalta Fund for the year, as well as elect under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to Newalta Fund, rather than to the Unitholders. Distributions payable to Unitholders shall be deemed to be distributions of Income of Newalta Fund, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees shall, in their absolute discretion, determine.

The Deed of Trust provides that each Unitholder shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution which is declared payable to such Unitholder by the Trustees.

Where the Trustees determine that Newalta Fund does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable on the due date for such payment, or if any cash distribution should be contrary to any subordination agreement, the payment may, at the option of the Trustees, include the pro rata issuance of additional Trust Units, or fractions of Trust Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution. The value of each Trust Unit issued shall be the "market price" (as defined under "Information Respecting Newalta Income Fund – Redemption of Trust Units") of the Trust Units on the applicable Distribution Record Date or December 31 in any year, as the case may be, provided that if the particular date is not a business day then the market price shall be determined on the last business day which precedes such particular date.

The Deed of Trust permits Trustees to deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distribution.

Any payments of cash by Newalta Fund to a Unitholder pursuant to the Deed of Trust is conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Unitholder at the Unitholder's address appearing in the register of Unitholders unless such cheque is dishonoured upon presentment. Upon such payment, Newalta Fund shall be discharged from all liability to the Unitholder in respect of such payment except to replace any cheque which is lost or destroyed.

Redemption of Trust Units

Each Unitholder shall be entitled to require Newalta Fund to redeem, at any time or from time to time at the demand of the Unitholder, all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided. To exercise a Unitholder's right to require redemption, a duly completed and properly executed notice requiring Newalta Fund to redeem Trust Units, in a form approved by the Trustees, shall be sent to Newalta Fund at the head office of Newalta Fund, together with the certificate or certificates representing the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by Newalta Fund of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by Newalta Fund of such notice. Trust Units shall be considered to be tendered for redemption on the date that Newalta Fund has, to the satisfaction of the Trustees, received the notice, certificates representing the Trust Units and other required documents or evidence as aforesaid.

Upon receipt by Newalta Fund of the notice to redeem Trust Units given in accordance with the foregoing requirements, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (the "**Cash Redemption Price**") equal to the lesser of: (i) 95% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units were tendered to Newalta Fund for redemption; and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were tendered to Newalta Fund for redemption. The "**market price**" shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "**closing market price**" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Cash Redemption Price payable in respect of the Trust Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by Newalta Fund of the Cash Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, Newalta Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

Trust Units will not be entitled to the Cash Redemption Price if: (i) the total amount payable by Newalta Fund in respect of such Trust Units and all other Trust Units tendered for redemption prior thereto in the same calendar month exceeds $75,000; provided that the Trustees may, in their sole discretion, waive such limitation in respect of any calendar month; (ii) at the time the Trust Units are tendered for redemption, the outstanding Trust Units of Newalta Fund are not listed for trading on the Toronto Stock Exchange or are not traded or quoted on any other stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Trust Units; or (iii) the normal trading of the outstanding Trust Units of Newalta Fund is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to Newalta Fund for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to Newalta Fund for redemption.

In the event a holder of Trust Units is not entitled to payment of a Cash Redemption Price in respect of Trust Units tendered for redemption, such Unitholder shall instead be entitled to receive a price per Trust Unit (the "**In Specie Redemption Price**") equal to the fair market value thereof as determined by the Trustees and the In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of the securities held by Newalta Fund, on the basis, per Trust Unit tendered for redemption, of the number of each class of securities owned by Newalta Fund on the date such Trust Units were tendered for redemption, each such class of securities divided by the number of Trust Units of Newalta Fund outstanding on such date. No fractional securities shall be distributed and where the number of securities to be received upon redemption by a Unitholder would otherwise include a fraction, that number shall be rounded to the next lowest whole number. The In Specie Redemption Price payable in respect of Trust Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "**Transfer Date**") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of each class of securities determined as aforesaid. Newalta Fund shall be entitled to all other interest paid or accrued and unpaid to and including the Transfer Date, distributions declared and paid or declared payable on or before the Transfer Date and all other income, profits, earnings and royalties paid or accrued and unpaid on any securities being transferred to and including the Transfer Date. Payments by Newalta Fund of the In Specie Redemption Price are conclusively deemed to have been made upon the mailing of the certificates representing the securities by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, Newalta Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

Meetings of Unitholders

The Deed of Trust provides that meetings of Unitholders must be called and held for, among other matters, the appointment or removal of the Trustees, the appointment or removal of the auditors of Newalta Fund, the approval of amendments to the Deed of Trust (except as described under "Information Respecting Newalta Income Fund - Amendments to the Deed of Trust"), material amendments to the Note Indenture other than in the contemplation of a future issuance of Notes, material amendments to the articles of Newalta, the amalgamation or merger of Newalta with any other corporation (other than as part of an internal reorganization), the sale, lease or exchange of all or substantially all of the assets of Newalta Fund or Newalta Corporation (other than pursuant to any security granted by Newalta Corporation or pursuant to any internal reorganization), and the termination of Newalta Fund. Meetings of Unitholders will be called and held annually for, among other things, the election of the Trustees and the appointment of auditors of Newalta Fund. A resolution appointing or removing a Trustee or the auditors of Newalta Fund must be passed by a majority of the votes cast at a meeting of the Unitholders called for such purpose. The balance of the foregoing matters must be passed by at least 66⅔% of the votes cast at a meeting of Unitholders called for such purpose.

A special meeting of Unitholders may be called at any time and for any purpose by the Trustees and must be called if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person and either holding personally or representing as proxies not less than 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

A resolution in writing executed by Unitholders holding more than 66⅔% of the outstanding Trust Units at any time shall be as valid and binding for all purposes as if such resolution had been passed at a meeting of Unitholders.

The Deed of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Information and Reports

Newalta Fund will furnish to Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation in Canada.

Prior to each meeting of Unitholders, the Trustees will provide the Unitholders (along with notice of such meeting) a proxy form and an information circular containing information similar to that required to be provided to shareholders of a Canadian public corporation.

Newalta Corporation will provide Newalta Fund with proper disclosure as to its business and financial operations and sufficient information and materials on a timely basis to allow Newalta Fund to meet its public reporting requirements. With respect to material changes, Newalta Corporation will provide timely disclosure to Newalta Fund as if Newalta Corporation were a public company.

Takeover Bids

The Deed of Trust contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustees

The Deed of Trust establishes that the Trustees shall consist of not more than ten nor less than three Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees. Trustees shall be appointed at each annual meeting of Unitholders by a resolution approved by a majority of the votes cast at a meeting of Unitholders. A quorum of Trustees, being the greater of two Trustees or a majority of the Trustees then holding office, may fill a vacancy among the Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure to elect the minimum number of Trustees. No more than one-third of the Trustees at any time may be non-residents of Canada.

A resignation of a Trustee becomes effective at the time a written resignation is sent to the other Trustees, or at the time specified in the resignation, whichever is later, provided that if, upon the resignation becoming effective, the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, the resignation is not effective until the resigning Trustee's successor is duly appointed as a Trustee.

In addition to any other power which the Trustees may have by virtue of any statute or rule of law, the Deed of Trust provides that, subject to the terms and conditions thereof, the Trustees may exercise all powers which are necessary or useful to carry on the purpose and activities of Newalta Fund, to promote any of the purposes for which Newalta Fund is formed and to carry out the provisions of the Deed of Trust.

The Deed of Trust requires the Trustees to act honestly and in good faith with a view to the best interests of Newalta Fund and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the ABCA. Each Trustee, in his or her capacity as trustee, is not required to devote his or her entire time to the investments and affairs of Newalta Fund.

The Trustees shall be paid such remuneration for their services as the Trustees may from time to time determine. A Trustee who is a director or an employee of Newalta Corporation or any of its subsidiaries shall not receive any remuneration for acting as Trustee or attending meetings of the Trustees. The Trustees shall also be entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees.

The current Trustees are Alan P. Cadotte, Robert M. MacDonald, R. Vance Milligan, Felix Pardo, R.H. (Dick) Pinder, Gordon E. Pridham, Clayton H. Riddell, Ronald L. Sifton and Barry D. Stewart. Each of the current Trustees is currently a member of the Board of Directors of Newalta Corporation. See "Information Respecting Newalta Corporation and Newalta Industrial – Directors and Executive Officers".

Liability of the Trustees

The Trustees shall only be liable, answerable and accountable for their own actual fraud, dishonesty or gross negligence. No Trustee shall be liable for any loss or damage which may occur to the assets of Newalta Fund or any part thereof (including any securities whose ownership interests are comprised directly or indirectly in the assets of Newalta Fund) or the income thereof at any time from any cause whatsoever, including:

(a) the exercise or failure to exercise a discretion or power, or the refusal or failure to concur in the exercise of a discretion or power;

(b) the failure to attend to, interfere with, or inquire into the management of any entities, the securities of which form part of the assets of Newalta Fund, including without limitation:

  (i) the reliance on information given at meetings or otherwise by the management of such entities;

  (ii) the failure to act upon any information received from inquiring into the management of such entities or otherwise;

  (iii) the failure to require the management of such entities to consult and inform the Trustees so that the Trustees may intervene if necessary to safeguard the interests of the assets of Newalta Fund; and

  (iv) the acquiescence in business arrangements entered into by such entities even if such business arrangements prove detrimental to the interest of Newalta Fund;

(c) the reliance in good faith upon the opinion or advice of counsel as to the interpretation of the Deed of Trust in any respect, or as to any other issue that may arise; or

(d) the reliance upon the opinion or advice of any other professional person in a matter apparently falling within his/her professional expertise.

The Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to Newalta Fund arising out of anything done or permitted or omitted to be done in respect to the affairs of Newalta Fund. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under the Deed of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any incorporator shareholder, director, officer, employee or agent of the Trustees or any successor of the Trustees. Newalta Fund shall be solely liable for any such debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses and resort shall be had solely to the assets of Newalta Fund for the payment or performance thereof. In the exercise of the powers, authorities or discretion conferred upon the Trustees under the Deed of Trust, the Trustees are and shall be conclusively deemed to be acting as trustees of the assets of Newalta Fund.

Each Trustee, each former Trustee, each officer of Newalta Fund and each former officer of Newalta Fund shall be entitled to be and shall be indemnified and reimbursed out of the assets of Newalta Fund in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or officer in consequence of his or her performance of his or her duties and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party by reason of being or having been a Trustee or officer of Newalta Fund or, at the request of Newalta Fund, a director or officer of Newalta Corporation or any subsidiaries thereof; provided that a Trustee, former Trustee, officer or former officer shall not be indemnified out of the assets of Newalta Fund in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result of the actual fraud, dishonesty or gross negligence of such Trustee, former Trustee, officer or former officer. A Trustee, former Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted under the Deed of Trust, or otherwise existing under law, except out of the assets of Newalta Fund, and no Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement.

Amendments to the Deed of Trust

The Trustees may, without the approval of the Unitholders, make certain amendments to the Deed of Trust provided that no such amendment shall modify the right to one vote per Trust Unit, reduce the fractional undivided interest in the assets of Newalta Fund represented by any Trust Unit without the consent of the holder of such Trust Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders or alter the takeover bid acquisition provisions of the Deed of Trust without the consent of the holders of all of the Trust Units. See "Information Respecting Newalta Income Fund – Takeover Bids". Subject to the foregoing limitation, the Trustees may make amendments for any of the following purposes: (i) ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or Newalta Fund; (ii) providing, in the opinion of the Trustees, additional protection for the Unitholders; (iii) removing any conflicts or inconsistencies in the Deed of Trust or making minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; (iv) making amendments which, in the opinion of the Trustees, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws; and (v) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required by the terms of the Deed of Trust) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable.

Limitations on the Powers of the Trustees

The Deed of Trust provides that the Trustees may not under any circumstances whatsoever authorize, without the approval of 66⅔% of the votes cast at a meeting of the Unitholders:

(a) any amalgamation or other merger of Newalta Corporation with any other corporation, except with one or more direct or indirect wholly-owned subsidiaries of Newalta Fund or in conjunction with an internal reorganization;

(b) any sale or disposition of any securities held by Newalta Fund or any other sale, lease or exchange of all or substantially all of the assets of Newalta Fund, except pursuant to an in specie redemption, pursuant to any security that may be granted by the Trustees, pursuant to any internal reorganization of the direct or indirect assets of Newalta Fund as a result of which Newalta Fund has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among Newalta Fund and any one or more of:

(i) Newalta Corporation;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by Newalta Fund;

(iii) any trust or trusts, the sole beneficiaries of which are Newalta Fund and/or any of the entities referred to in (i) and (ii) above; and

(iv) any partnership, the only partners of which are entities referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of Newalta Corporation, except pursuant to any security granted by Newalta Corporation, pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) Newalta Fund;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by Newalta Fund;

(iii) any trust or trusts, the sole beneficiaries of which are Newalta Fund and/or any of the entities referred to in (i) to (ii) above; and

(iv) any partnership, the only partners of which are entities referred to in (i) to (iii) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of Newalta Corporation to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to Newalta Fund.

Limitation on Non-Resident Ownership

The Deed of Trust provides that at no time may non-residents of Canada within the meaning of the Tax Act be the beneficial owners of more than 49% of the Trust Units. Newalta Fund may require declarations as to the jurisdictions in which beneficial owners of the Trust Units are resident. If Newalta Fund becomes aware, as a result of acquiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units then outstanding are, or may be, non-residents or that such a situation is imminent, Newalta Fund may make a public announcement thereof and shall not accept a subscription for such Trust Units from or issue or register a transfer of such Trust Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident. If notwithstanding the foregoing, Newalta Fund determines that more than 49% of the Trust Units are held by non-residents, Newalta Fund may send a notice to non-resident holders of the Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustees may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustees with satisfactory evidence that they are not non-residents within such period, the Trustees may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the affected holders shall cease to be holders of the relevant Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units.

Management of Newalta Fund

Newalta Fund and Newalta Corporation have entered into the Administration Agreement pursuant to which Newalta Corporation will be responsible for the management and general administration of the affairs of Newalta Fund, including, without limitation, the following:

(a) undertaking any matters required by the terms of the Deed of Trust to be performed by the Trustees;

(b) keeping and maintaining at its offices in Calgary, Alberta all books, records and amounts outstanding with respect to all receipts, disbursements and investments relating to the assets of Newalta Fund;

(c) preparing all returns, filings and documents and making all determinations necessary for the discharge of the Trustees' obligations under the Deed of Trust;

(d) providing the Unitholders with annual audited and interim unaudited financial statements of Newalta Fund, as well as relevant tax information;

(e) ensuring compliance by Newalta Fund with all applicable securities legislation and stock exchange requirements including without limitation, continuous disclosure obligations;

(f) providing investor relations services to Newalta Fund;

(g) providing office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary to perform its obligations under the Administration Agreement;

(h) calling and holding all annual and/or special meetings of Unitholders pursuant to the Deed of Trust and preparing, approving and arranging for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(i) attending to all administrative and other matters arising in connection with any redemptions of Trust Units;

(j) determining the amount of Cash Flow of Newalta Fund, Distributable Cash, Income of Newalta Fund and Net Realized Capital Gains pursuant to the Deed of Trust and arranging for distributions to Unitholders of distributions properly payable by Newalta Fund pursuant to the Deed of Trust;

(k) determining the timing and terms of future offerings of Trust Units;

(l) preparing and approving any prospectus or comparable documents of Newalta Fund to qualify the sale of securities from time to time;

(m) promptly notifying Newalta Fund of any event that might reasonably be expected to have a material adverse effect on the affairs of Newalta Fund; and

(n) generally providing all other services as may be necessary or as requested by the Trustees of Newalta Fund, for the administration of Newalta Fund.

The Administration Agreement requires Newalta Corporation to perform all services at all times in compliance with applicable laws, to comply with all instructions of the Trustees and to observe and perform or cause to be observed and performed on behalf of Newalta Fund in every material respect the provisions of the agreements from time to time entered into in connection with the activities of Newalta Fund and all applicable laws.

ADDITIONAL INFORMATION

Legal Proceedings and Regulatory Actions

Newalta is not aware of any material legal proceedings or regulatory actions involving Newalta or their respective property, nor are any such proceedings known by Newalta to be contemplated.

Interest of Management and Others in Material Transactions

Other than as discussed herein, there are no material interests, direct or indirect, of any Trustee or director or executive officer of Newalta, or any person or company that beneficially owns, or exercises control or direction over, more than 10% of the outstanding Trust Units, or any known associate or affiliate of any such person, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect Newalta.

Transfer Agents and Registrars

The transfer agent and registrar for the Trust Units and Debentures is Valiant Trust Company at its principal office in Calgary, Alberta and Equity Transfer Services Inc. as its principal office in Toronto, Ontario.

Material Contracts

Other than as discussed herein, there are no material contracts, other than contracts entered into in the ordinary course of business, that are material to Newalta that were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect.

Interests of Experts

Deloitte & Touche LLP, Chartered Accountants, have audited the financial statements of Newalta Fund for the year ended December 31, 2007, as set forth in the Annual Report of Newalta Fund. Deloitte

& Touche LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

External Auditor Service Fees

During the financial years ended December 31, 2007 and 2006, Newalta was billed the following fees by Deloitte & Touche LLP:

Item	2007 ($)	2006 ($)
Audit fees	574,316	387,994
Audit-related fees	104,986	54,505
Tax fees	79,817	49,007
All Other Fees	94,884	39,316

Audit Fees

Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of the annual financial statements of Newalta Fund and services provided in connection with statutory and regulatory filings or engagements, such as procedures performed in connection with the prospectus filings of Newalta Fund, including the translation into the French language of various public disclosures by Newalta Fund of financial information (in the amount of $94,401 in 2007 and $30,774 in 2006) and procedures performed in connection with the Business Acquisition Report regarding the acquisition of PSC Industrial Services Canada Inc. (in the amount of $50,880 in 2006).

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under the heading Audit Fees above. These services consisted of accounting consultations and assistance with reviews of quarterly financial information.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services consisted of tax compliance including the preparation of tax returns.

All Other Fees

There were fees for products and services other than those described under the headings Audit Fees, Audit-Related Fees and Tax Fees above. In 2007, the fees consisted of advice regarding financial accounting system implementation consultations and in 2006 consisted of property tax matters and financial accounting system implementation consultations.

Audit Committee Matters

Information Relating to the Mandate of the Audit Committee

The external auditor is ultimately accountable to the Board of Trustees and the Audit Committee, as representatives of the Unitholders and the Board of Trustees has the ultimate authority and responsibility to select, evaluate, and where appropriate, replace the external auditors (or to nominate the external auditors to be proposed for Unitholder approval at a meeting of Unitholders). The external auditor reports directly to the Audit Committee.

The Audit Committee has responsibility for overseeing:

(a) the accounting and financial reporting processes of Newalta Fund and Newalta Corporation; and

(b) audits of the financial statements of Newalta Fund and/or Newalta Corporation.

In addition to any other duties assigned to the Audit Committee by the Trustees, from time to time, the role of the Audit Committee shall include meeting with the external auditor and the senior financial management of Newalta Fund and/or Newalta Corporation to review all financial statements of Newalta Fund that require approval by the Trustees. The Audit Committee shall have authority and responsibility for:

(a) reviewing and recommending for approval to the Board of Trustees, Newalta Fund's and/or Newalta Corporation's year-end audited financial statements, MD&A and earnings press releases before the information is reviewed by the Board of Trustees;

(b) reviewing and approving Newalta Fund's and/or Newalta Corporation's interim financial statements, interim MD&A and interim earnings and press releases before the information is publicly disclosed;

(c) reviewing with the external auditor and Newalta Fund's and/or Newalta Corporation's senior financial management the results of the audit relating to:

   (i) the year-end financial statements;

   (ii) the MD&A to which the financial statements relate and related financial disclosure contained in continuous disclosure documents for the year-end;

   (iii) significant changes, if any, to the initial audit plan;

   (iv) accounting and reporting decisions relating to significant current year events and transactions;

   (v) the management letter, if any, outlining the auditor's findings and recommendations, together with management's response, with respect to internal control and accounting procedures; and

   (vi) such other matters as may be communicated to the Audit Committee under generally accepted auditing standards;

(d) reviewing and discussing with Newalta Fund's and/or Newalta Corporation's senior financial management and, if requested by the Audit Committee, the external auditor:

   (i) the interim financial statements;

   (ii) the interim MD&A to which the interim financial statements relate and related financial disclosure contained in continuous disclosure documents for the interim period; and

   (iii) any other material matters relating to the interim financial statements and MD&A, including, inter alia, any significant adjustments, management judgments or estimates, new or amended accounting policies;

(e) overseeing the work of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Newalta Fund and/or Newalta Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(f) reviewing annually and recommending to the Board of Trustees:

  (i) the external auditors to be nominated for purposes of preparing or issuing an audit report or performing other audit, review or attest services for Newalta Fund and/or Newalta Corporation; and

  (ii) the remuneration of the external auditors;

(g) discussing with the external auditor:

  (i) the scope of the audit, in particular their view of the quality of Newalta Fund's and/or Newalta Corporation's accounting principles as applied in the financial statements in terms of disclosure quality and evaluation methods, inclusive of the clarity of Newalta Fund's and/or Newalta Corporation's financial disclosure and reporting, degree of conservatism or aggressiveness of Newalta Fund's and/or Newalta Corporation 's accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosure and reviewed by the auditors;

  (ii) significant changes in Newalta Fund's and/or Newalta Corporation 's accounting principles, practices or policies; and

  (iii) new developments in accounting principles, reporting matters or industry practices which may materially affect Newalta Fund and/or Newalta Corporation;

(h) receiving from the external auditor a formal written statement delineating all relationships between the auditor and Newalta Fund and/or Newalta Corporation and considering whether the advisory services performed by the external auditor during the course of the year have impacted their independence, considering whether any relationship or services between the external auditor and Newalta Fund and/or Newalta Corporation is in existence which may affect the objectivity and independence of the auditor and recommending appropriate action to ensure the independence of the external auditor;

(i) pre-approving all non-audit services to be provided to Newalta Fund and/or Newalta or its subsidiary entities by the external auditors, unless such pre-approval is otherwise appropriately delegated or if appropriate specific policies and procedures for the engagement of non-audit services have been adopted by the Audit Committee;

(j) reviewing and discussing with the external auditors and senior financial management, the adequacy of procedures for review of disclosure of financial information extracted or derived from financial statements, other than the disclosure referred to in subparagraph (a) above;

(k) establishing procedures for:

  (i) the receipt, retention and treatment of complaints received by Newalta Fund and/or Newalta Corporation and its subsidiary entities regarding accounting, internal accounting controls, or auditing matters; and

  (ii) the anonymous submission by employees of Newalta Fund and/or Newalta Corporation and its subsidiary entities of concerns regarding questionable accounting or auditing matters;

(l) reviewing and approving the hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of Newalta Fund and/or Newalta Corporation and its subsidiary entities; and

(m) reviewing with the external auditor, having regard to the scope of their audit, the adequacy of management's internal control over financial reporting relating to financial information and management information systems and inquiring of management and the external auditor about significant risks and exposures to Newalta Fund and/or Newalta Corporation that may have a material adverse impact on Newalta Fund and/or Newalta Corporation 's financial statements, and inquiring of the external auditor as to the efforts of management to mitigate such risks and exposures.

The Audit Committee has approved certain non-audit services, subject to a maximum annual expenditure level. The Audit Committee has delegated responsibility to the Chair of the committee for the pre-approval of non-audit services to be provided to Newalta Fund and Newalta Corporation by the external auditors outside of the foregoing policy.

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent and financially literate within the meaning of applicable securities legislation and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
R. H. (Dick) Pinder (Chairman)	Yes	Yes	Mr. Pinder holds a Bachelor of Commerce degree and is a Chartered Accountant. As President of Kingsmere Corporate Finance Ltd. (a private investment and advisory company), Mr. Pinder has been providing corporate financial advisory services for the past nine years. Mr. Pinder was the Chief Executive Officer of a retail and distribution company with over 500 employees and 22 profit centres for a ten year period. Mr. Pinder has also served as the Chair of the Audit Committee of Newalta Corporation since 1994 and is also currently chair of the audit committee of another public issuer.
Robert M. MacDonald	Yes	Yes	Mr. MacDonald graduated with a Bachelor of Business Administration (major in Economics and Finance and minor in Accounting), is a Fellow of the Institute of Canadian Bankers and has completed the academic requirements for the Director Education Program for the Institute of Corporate Directors. During his 27 years in energy and commercial banking, Mr. MacDonald was involved in strategic alternatives and advisory for senior, bridge and mezzanine debt structuring, loan restructuring and credit risk management including financial analysis, audit management as well as loan workouts. From 2003 to 2005, Mr. MacDonald was a member of the audit committee of another public issuer prior to its takeover and is currently chair of the audit committee of another public issuer.
Felix Pardo	Yes	Yes	Mr. Pardo holds a Masters of Business Administration in Finance. Mr. Pardo served as Chairman and Chief Executive Officer of Dyckerhoff Inc. (a United States cement producer) from July 1998 to December 2002. Mr. Pardo served as President and Chief Executive Officer of Philip Services Corp. (an integrated service provider of industrial services) from April to October 1998 and President and Chief Executive Officer of Ruhr American Coal Corporation (a United States coal production, sales and trading company) from 1992 to March 1998. Through these various roles, Mr. Pardo has supervised the individuals engaged in preparing, analyzing and evaluating financial statements. Mr. Pardo is also currently a member of the audit committee of two other public issuers.

Where You Can Find Additional Information

Additional information relating to Newalta Fund is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

Additional information, including information as to directors' and officers' remuneration and indebtedness, principal holders of the securities of Newalta Fund and securities authorized for issuance under equity compensation plans of Newalta Fund is contained in the Management Information Circular and Proxy Statement of Newalta Fund for the most recent annual meeting of Unitholders that involved the election of trustees.

Additional financial information is contained in the financial statements and related management's discussion and analysis of Newalta Fund for the year ended December 31, 2007.

GLOSSARY OF TERMS

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, including the regulations promulgated thereunder;

"**Administration Agreement**" means the Administration Agreement dated January 16, 2003 pursuant to which Newalta Corporation will provide certain administrative services and facilities to Newalta Fund;

"**Arrangement**" means the arrangement under section 193 of the ABCA involving, among other things, the exchange of Common Shares for Trust Units, the exchange of options to acquire Common Shares for exchange rights or cash, as the case may be, and the exchange of the Notes for Common Shares as set forth in the Plan of Arrangement;

"**Board of Directors**" means the board of directors of Newalta Corporation;

"**Cash Flow of Newalta Fund**" means, for any Distribution Period, all cash amounts which are received by Newalta Fund in the Distribution Period, including, without limitation, interest, dividends, proceeds from the disposition of securities, returns of capital and repayments of indebtedness, but excluding the proceeds of any issuance of Trust Units, less: (a) all costs, expenses and liabilities of Newalta Fund which, in the opinion of the Trustees, may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued in such prior period; (b) all amounts which relate to the redemption of Trust Units and which have become payable in cash by Newalta Fund in such Distribution Period; and (c) any other interest expenses incurred by Newalta Fund between distributions;

"**Common Shares**" means common shares in the capital of Newalta Corporation;

"**Debentures**" means 7% Convertible Unsecured Subordinated Debentures of Newalta Fund;

"**Debenture Indenture**" means the agreement between Newalta Fund and Valiant Trust Company dated November 16, 2007 governing the terms of the Debentures;

"**Deed of Trust**" means the deed of trust dated as of January 16, 2003 between the initial trustees and J. Craig Wilkie, as amended from time to time;

"**Distributable Cash**" means for, or in respect of, a Distribution Period, the Cash Flow of Newalta Fund for such Distribution Period less any amount which the Trustees may reasonably consider to be necessary to: (a) provide for the payment of any costs, expenses or liabilities which have been or will be incurred in the activities and operations of Newalta Fund; (b) be retained by Newalta Fund to comply with such limits or restrictions as may be agreed to between the Trustees and any lender(s) of Newalta Fund or contained in any loan agreement(s) entered into by Newalta Corporation or any subsidiary or affiliate of Newalta Corporation; (c) make allowances for contingencies or for working capital, investments or acquisitions; and (d) provide for the payment of any income tax liability of Newalta Fund;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Unitholders. If a Distribution Payment Date is not a business day, the amount payable on that date shall be paid on the next following business day or such other date determined from time to time by the Trustees and such day shall be the Distribution Payment Date for the purpose of such amount;

"**Distribution Period**" means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof;

"Distribution Record Date" means, until otherwise determined by the Trustees, the last business day of each calendar month, except in the case of the month of December where December 31 of each year shall be a Distribution Record Date;

"Exempt Holders" means a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan and deferred profit savings plan, in each case as defined in the Tax Act;

"Income of Newalta Fund" means, for any taxation year of Newalta Fund, the net income for the year determined pursuant to the provisions of the Tax Act having regard to the provisions thereof which relate to the calculation of income of a trust, and taking into account such adjustments thereto as are determined by the Trustees in respect of dividends received from taxable Canadian corporations, amounts paid or payable by Newalta Fund to Unitholders and such other amounts as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses shall be excluded from the computation of net income;

"Net Realized Capital Gains" means, for any taxation year of Newalta Fund, the amount, if any, by which the aggregate of the capital gains of Newalta Fund in the year exceeds: (a) the aggregate of the capital losses of Newalta Fund in the year; (b) any capital gains which are realized by Newalta Fund as a result of a redemption of Units pursuant to the Deed of Trust; and (c) the amount determined by the Trustees in respect of any net capital losses for prior taxation years which Newalta Fund is permitted by the Tax Act to deduct in computing the taxable income of Newalta Fund for the year;

"Note Indenture" means the note indenture between Newalta Corporation and Valiant Trust Company to govern the issuance of the Notes;

"Notes" means the unsecured, subordinated notes issued by Newalta Corporation to Newalta Fund pursuant to the Note Indenture;

"Plan of Arrangement" means the plan of arrangement to give effect to the Arrangement;

"Tax Act" means the *Income Tax Act*, R.S.C. 1985 (5th Supp.), c.1, as amended;

"Trust Unit" means a unit of Newalta Fund;

"Trustees" means the duly appointed trustees of Newalta Fund; and

"Unitholders" means holders from time to time of the Trust Units.

NEWALTA

March 31, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

SEC
Mail Processing
Section

APR 02 2008

Washington, DC
104

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Annual Report for the year ended December 31, 2007 including annual financial statements and Management's Discussion and Analysis;
2. Ontario Securities Commission Form 13-502F1 - *Annual Participation Fee for Reporting Issuers*;
3. Certificate Pursuant to Undertaking Provided under National Policy 41-201
4. Form 52-109 FT1 - Certification of Annual Filings - CEO
5. Form 52-109 FT1 - Certification of Annual Filings - CFO;
6. Notice of Meeting of Unitholders for Annual Meeting of Unitholders to be held on May 13, 2008;
7. Management Information Circular and Proxy Statement for Annual Meeting of Unitholders to be held on May 13, 2008;
8. Form of Proxy for Meeting of Unitholders;
9. Financial Statement Request Form; and
10. Annual Information Form for the year ended December 31, 2007;

NEWALTA CORPORATION
211 - 11 Avenue S.W.
Calgary, AB T2R 0C6

TEL 403.806.7000
FAX 403.806.7348
WEB www.newalta.com

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/vz
Encl.

NEWALTA

NEWALTA INCOME FUND

FINANCIAL STATEMENT REQUEST FORM

Non-registered holders of trust units ("Unitholders") of Newalta Income Fund (the "Fund") have the option to receive printed copies of the Fund's annual financial statements and quarterly financial statements (including the related MD&A). However, the Fund recognizes that some investors prefer to review copies of such documents on line or not at all. Providing copies of such documents upon request only will save paper and reduce administrative expenses. **If you do not wish to receive printed copies of the annual financial statements or the quarterly financial statements, you do not need to complete this form.** These documents will continue to be available to you at *www.newalta.com* and at *www.sedar.com.*

You **will not** receive the annual financial statements or the quarterly financial statements (including the related MD&A) of the Fund unless you complete and return this Financial Statement Request Form. Please check the boxes below, as applicable, if you wish to receive any of these documents by mail.

Annual Financial Statements (and related MD&A)	Quarterly Financial Statements (and related MD&A)
☐	☐

Non-registered Unitholders will be asked to renew their requests to receive the Fund's annual financial statements and interim financial statements (including the related MD&A) each year.

Name:
(Please Print) ______________________

Address: ______________________

____

Date: ______________________

Signature: ______________________

CUSIP: 650 20R 109

THE ADDRESS FOR RETURN OF THIS FORM IS:

VALIANT TRUST COMPANY
310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

File No. 82-34834

RECEIVED

2008 APR 16 A 10: 35

FICE OF INTERNATIONAL
CORPORATE FINANCE

NEWALTA INCOME FUND

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO BE HELD MAY 13, 2008

MANAGEMENT INFORMATION CIRCULAR

AND

PROXY STATEMENT

March 19, 2008

NEWALTA

File No. 82-34834

NEWALTA INCOME FUND

211 - 11 Avenue S.W.
Calgary, Alberta
T2R 0C6

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

MAY 13, 2008

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the unitholders (the "Unitholders") of Newalta Income Fund ("Newalta Fund") will be held at 2:00 p.m. (local time) on Tuesday, May 13, 2008 at the Calgary TELUS Convention Centre (Room 106, North Building), 120 – 9th Avenue S.E., Calgary, Alberta, for the following purposes:

1. to receive the consolidated financial statements of Newalta Fund for the year ended December 31, 2007 and the auditors' report thereon;
2. to appoint auditors of Newalta Fund for the ensuing year at a remuneration to be determined by the board of trustees of Newalta Fund (the "Board of Trustees");
3. to elect trustees for the ensuing year;
4. to consider and, if thought appropriate, approve and adopt a unitholder rights plan; and
5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Particulars of the matters to be brought before the Meeting are set forth in the accompanying Management Information Circular and Proxy Statement.

Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to Valiant Trust Company, Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857) at least 24 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournments thereof. If a Unitholder receives more than one proxy form because such Unitholder owns trust units of Newalta Fund registered in different names or addresses, each proxy form should be completed and returned.

The trust unit transfer books will not be closed, but the Board of Trustees has fixed March 19, 2008 as the record date for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, except that a transferee of trust units after such record date may, not later than 10 days before the Meeting, establish a right to vote at the Meeting by providing evidence of ownership of trust units and demanding that his or her name be placed on the voting list.

DATED at Calgary, Alberta as of March 19, 2008.

BY ORDER OF THE BOARD OF TRUSTEES

(signed) "*Took Whiteley*"

Took Whiteley
Vice President, General Counsel and
Corporate Secretary

NEWALTA INCOME FUND

ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

TABLE OF CONTENTS

GENERAL PROXY INFORMATION

This Management Information Circular and Proxy Statement (the "Information Circular") is furnished to holders (the "Unitholders") of trust units (the "Trust Units") by the board of trustees (the "Board of Trustees") of Newalta Income Fund ("Newalta Fund") and by the management of Newalta Corporation in connection with the solicitation of proxies to be voted at the Annual and Special Meeting of Unitholders of Newalta Fund (the "Meeting") to be held at 2:00 p.m. on Tuesday, May 13, 2008 at the Calgary TELUS Convention Centre (Room 106, North Building), 120 – 9th Avenue S.E., Calgary, Alberta and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of the Board of Trustees and the management of Newalta Corporation. The persons named in the enclosed proxy form are trustees or senior officers of Newalta Fund. A Unitholder desiring to appoint some other person (who need not be a Unitholder) to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the proxy form or by completing another proper form of proxy.

To be used at the Meeting, the completed proxy form must be deposited at the offices of Valiant Trust Company ("Valiant"), Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857) at least 24 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Solicitation of proxies will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers and trustees of Newalta Fund or officers, directors or employees of Newalta Corporation at a nominal cost. The cost of solicitation will be borne by Newalta Corporation.

Revocability of Proxies

A Unitholder who has given a proxy may revoke it either by: (a) depositing an instrument in writing (which includes another proper form of proxy with a later date) executed by the Unitholder or by the Unitholder's attorney authorized in writing (i) at the offices of Valiant at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the chair of the Meeting on the day of the Meeting or an adjournment thereof; or (b) attending the Meeting in person and registering with the scrutineers as a Unitholder personally present.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold their Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of Newalta Fund as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then, in almost all cases, those Trust Units will not be registered in the Unitholder's name on the records of Newalta Fund. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Trust Units for the broker's clients. **Therefore, Beneficial Unitholders should ensure that instructions respecting the voting of their Trust Units are communicated to the appropriate person or that the Trust Units are duly registered in their name.**

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Unitholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to the ADP Investor Communications Corporation ("ADP"). In most cases, ADP mails a scannable voting instruction form in lieu of the form of proxy provided by Newalta Fund, and asks Beneficial Unitholders to return the voting instruction form to ADP. Alternatively, Beneficial Unitholders can either call their toll-free telephone number to vote their Trust Units, or access ADP's dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a voting instruction form from ADP cannot use that form to vote Trust Units directly at the Meeting – the voting instruction form must be returned to ADP or, alternatively, instructions must be received by ADP well in advance of the Meeting in order to have such shares voted.**

Although a Beneficial Unitholder may not be recognized directly at the Meeting for the purposes of voting Trust Units registered in the name of his or her broker (or an agent of the broker), a Beneficial Unitholder may attend the Meeting as proxyholder for the registered Unitholder and vote the Trust Units in that capacity. A Beneficial Unitholder who wishes to attend the Meeting and indirectly vote his or her Trust Units as proxyholder for the registered Unitholder, should enter his or her own name in the blank space on the form of proxy provided to him or her and return the same to his or her broker (or broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Exercise of Discretion by Proxy Holders

The enclosed proxy form confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, neither the Board of Trustees nor the management of Newalta Corporation knows of any amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter properly comes before the Meeting, the Trust Units represented by proxies in favour of management will be voted on such matters in accordance with the best judgment of the person voting the proxy.

Record Date

The Trust Unit transfer books of Newalta Fund will not be closed, but the Board of Trustees has fixed March 19, 2008 as the record date (the "Record Date") for the determination of Unitholders entitled to notice of, and to vote, at the Meeting and at any adjournment thereof. Unitholders of record at the close of business on the Record Date are entitled to such notice and to vote at the Meeting.

Persons who are transferees of any Trust Units acquired after the Record Date and who have produced properly endorsed certificates evidencing such ownership or who otherwise establish to the satisfaction of Newalta Corporation ownership thereof and demand, not later than 10 days before the Meeting, or such other time as is acceptable to Newalta Corporation, that their names be included in the list of Unitholders, are entitled to vote at the Meeting. In addition, persons who are Beneficial Unitholders as of the Record Date will be entitled to vote at the Meeting in accordance with the procedures established pursuant to National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators.

Voting Trust Units and Principal Holders Thereof

Newalta Fund is authorized to issue an unlimited number of Trust Units. As at the Record Date, there were 41,660,171 Trust Units outstanding. Each Trust Unit carries the right to one vote on any matter properly coming before the Meeting.

As of March 19, 2008, to the knowledge of the Board of Trustees and management of Newalta Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Trust Units carrying more than 10% of the voting rights attached to all issued and outstanding Trust Units. CDS & Co. holds in excess of 10% of the Trust Units for the benefit of its participants.

NEWALTA INCOME FUND

Newalta Fund was established pursuant to a deed of trust (the "Deed of Trust") between Alan P. Cadotte, R. Vance Milligan, Felix Pardo, Richard H. Pinder, Clayton H. Riddell, Ronald L. Sifton and Barry D. Stewart, as trustees and J. Craig Wilkie, as settlor, made as of January 16, 2003. Newalta Fund is an unincorporated open end mutual fund trust established under the laws of the Province of Alberta. Newalta Corporation is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation, which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta Corporation and Newalta Acquisition Corporation (the "Arrangement"). The purpose of the Arrangement was to convert the business of Newalta Corporation from a corporate entity concentrating on growth through investment of cash flow to a trust entity distributing a substantial portion of cash flow to Unitholders.

Newalta Fund was established to, among other things: (i) invest in securities of Newalta Corporation; (ii) invest in other securities and in any other investments as the Board of Trustees may determine and borrow funds for that purpose, provided that such investments do not prevent the Trust Units from qualifying as units of a "unit trust" and "mutual fund trust" within the meaning of the *Income Tax Act* (Canada) (the "Tax Act") or result in the Trust Units being disqualified for investment by registered retirement savings plans, registered retirement income funds, registered education savings plans or deferred profit sharing plans; (iii) temporarily hold cash and short-term investments for the purpose of making investments, paying the expenses and liabilities of Newalta Fund, paying amounts payable by Newalta Fund in connection with the redemption of any Trust Units, or making distributions to Unitholders; and (iv) perform all acts necessary, incidental, ancillary or related to any of the foregoing. Therefore, Newalta Fund does not carry on any active business nor does it earn active business income. The primary income of Newalta Fund is earned through its wholly owned subsidiaries, Newalta Corporation and Newalta Industrial Services Inc. Additional income is earned through cash and short-term investments held by Newalta Fund. Newalta Fund is administered by the Board of Trustees.

BUSINESS TO BE ACTED UPON AT THE MEETING

Receipt of December 31, 2007 Financial Statements

The consolidated audited financial statements for the financial year ended December 31, 2007 of Newalta Fund have been mailed to all registered Unitholders and to those Beneficial Unitholders requesting that they receive the audited financial statements, together with this Information Circular and are available electronically on the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. No formal action will be taken at the Meeting to approve the consolidated financial statements. If any Unitholders have questions respecting the December 31, 2007 consolidated financial statements, such question's may be brought forward at the Meeting.

Appointment of Auditors

Unitholders will be asked at the Meeting to pass a resolution reappointing Deloitte & Touche LLP, Chartered Accountants, as auditors of Newalta Fund to hold office until the next annual meeting of Unitholders or until their successors are appointed, at such remuneration to be fixed by the Board of Trustees. During the financial year ended December 31, 2007, Deloitte & Touche LLP received $574,316 for performing audit responsibilities, $104,986 for performing audit-related responsibilities, $79,817 for tax services and $94,884 for other services not related to audit and tax services.

The resolution appointing the auditors must be passed by a simple majority of the votes cast with respect to the resolution by Unitholders present in person or by proxy at the Meeting. **In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Trust Units represented thereby in favour of the ordinary resolution appointing Deloitte & Touche LLP as auditors of Newalta Fund and permitting the Board of Trustees to set the auditors remuneration.**

Election of Trustees

Newalta Fund is required by its Deed of Trust to have a minimum of three and a maximum of ten trustees. There is a provision in the Deed of Trust of Newalta Fund which permits the Board of Trustees to appoint additional trustees between annual meetings of Unitholders, provided that the total number of trustees so appointed does not exceed, at any time, one-third of the number of trustees who held office immediately after the preceding annual meeting of Unitholders.

At the present time, Newalta Fund has nine trustees. Unitholders will be asked at the Meeting to pass a resolution electing nine trustees. The persons named below are the nine nominees of management for election as trustees. All proposed nominees have consented to being named in this Information Circular and to serve as trustees if elected. Each elected trustee will hold office until the close of the next annual meeting or until his successor is duly elected or appointed.

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Trust Units represented thereby in favour of the ordinary resolution electing each of the nominees named below as trustees of Newalta Fund. The Board of Trustees does not contemplate that any of such nominees will be unable to serve as a trustee; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the Unitholder has specified in his or her proxy that his or her Trust Units are to be withheld from voting on the election of trustees.

The tables below set out various information (including other public companies of which such trustee is a director and the number of Trust Units held, as disclosed by the proposed trustee, and rights to acquire Trust Units (the "Trust Unit Rights") granted pursuant to the Trust Unit Rights Incentive Plans of Newalta Fund owned or controlled as of March 17, 2008) of each of the persons proposed to be nominated for election as a trustee.

Alan P. Cadotte (Non-Independent Trustee/Director)
Calgary, Alberta, Canada (Age: 58)

Trustee Since:	March 2003
Director Since:	November 1992
Principal Occupation:	President and Chief Executive Officer of Newalta Corporation
Board Committees:	Nil
Business Experience:	Mr. Cadotte joined Newalta Corporation in 1993 as President and Chief Executive Officer. His previous executive experience in waste management and environmental services included positions with Chrysler Corporation, ORTECH, Tricil Ltd. and Laidlaw Inc. Mr. Cadotte is a 1973 graduate of the University of Western Ontario with a Masters Degree in Engineering.
Other Directorships:	N/A
2007 Meeting Compensation:	Nil
Trust Units Held:	146,316
2007 Meeting Attendance:	20/21

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	262,500	19.7	9.30	210,000	March 1, 2010
May 22, 2003	50,000	3.8	9.08	40,000	May 22, 2010
June 1, 2004	60,000	17.3	17.95	Nil	June 1, 2011
May 17, 2005	60,000	12.6	23.14	Nil	May 17, 2012
May 19, 2006	75,000	9.0	32.28	Nil	May 19, 2011
March 16, 2007	75,000	7.0	25.50	Nil	March 16, 2012
March 14, 2008	25,000	2.9	25.19	Nil	March 14, 2013
March 14, 2008	100,000	11.5	16.65	Nil	March 14, 2013

Robert M. MacDonald (Independent Trustee/Director)
Calgary, Alberta, Canada (Age: 62)

Trustee Since:	December 2003
Director Since:	December 2003
Principal Occupation:	Independent Businessman
Board Committees:	Audit Committee Corporate Governance and Nominating Committee
Business Experience:	Mr. MacDonald is an oil and gas banking professional with 27 years experience as a senior officer of several Canadian chartered banks, 18 years experience in Alberta and nine years in the United States. His experience includes oil and gas banking/financing ranging from advisory, strategic alternatives for senior and bridge debt structuring, project financing, mezzanine debt structuring, portfolio management, credit risk management, financial analysis and loan re-structuring. From 1998 to 2003, Mr. MacDonald was Director, Commercial Banking with CIBC World Markets Inc. From 1993 to 1998, Mr. MacDonald was Vice President, Oil & Gas Group with CIBC. Mr. MacDonald has a Bachelor of Business Administration degree (major in Economics and Finance and minor in Accounting), is a Fellow of the Institute of Canadian Bankers and has completed the academic requirements for the Director Education Program for the Institute of Corporate Directors.
Other Directorships:	Trilogy Energy Ltd. (General Partner of Trilogy Energy Trust)
2007 Meeting Compensation:	$60,134
Trust Units Held:	10,400
2007 Meeting Attendance:	15/15

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
December 10, 2003	12,500	0.9	15.60	10,000	December 10, 2010
June 1, 2004	2,500	0.7	17.95	500	June 1, 2011
May 17, 2005	2,500	0.5	23.14	Nil	May 17, 2012
May 19, 2006	2,500	0.3	32.38	Nil	May 19, 2011
March 16, 2007	2,500	0.2	25.50	Nil	March 16, 2012
March 14, 2008	7,500	0.9	25.19	Nil	March 14, 2013
March 14, 2008	10,000	1.1	16.65	Nil	March 14, 2013

R. Vance Milligan, Q.C. (Non-Independent Trustee/Director)
Calgary, Alberta, Canada (Age: 56)

Trustee Since:	March 2003
Director Since:	March 1994
Principal Occupation:	Counsel, Bennett Jones LLP (barristers and solicitors)
Board Committees:	Corporate Governance and Nominating Committee (Chair) Environmental, Health and Safety Committee
Business Experience:	Mr. Milligan has been a practicing lawyer with the national law firm of Bennett Jones LLP since 1980. Mr. Milligan's practice focuses in representing public and private companies in various industry sectors, with an emphasis on mergers and acquisitions, public and private financings, as well as matters relating to corporate governance. Mr. Milligan holds a Bachelor of Arts (with distinction), Major – Political Science from the University of Lethbridge and a Bachelor of Laws degree from the University of Alberta.
Other Directorships:	Tesco Corporation
2007 Meeting Compensation:	$60,134
Trust Units Held:	15,736
2007 Meeting Attendance:	14/14

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	10,000	0.7	9.30	8,000	March 1, 2010
May 22, 2003	2,500	0.2	9.08	2,000	May 22, 2010
June 1, 2004	2,500	0.7	17.95	1,500	June 1, 2011
May 17, 2005	2,500	0.5	23.14	1,000	May 17, 2012
May 19, 2006	2,500	0.3	32.38	Nil	May 19, 2011
March 16, 2007	2,500	0.2	25.50	Nil	March 16, 2012
March 14, 2008	7,500	0.9	25.19	Nil	March 14, 2013
March 14, 2008	10,000	1.1	16.65	Nil	March 14, 2013

Felix Pardo (Independent Trustee/Director)
Cambridge, Massachusetts, USA (Age: 70)

Trustee Since:	March 2003
Director Since:	March 1991
Principal Occupation:	Independent Businessman
Board Committees:	Audit Committee Environmental, Health and Safety Committee (Chair)
Business Experience:	Mr. Pardo has extensive experience in operations management, organization and financial restructurings and acquisitions. From July 1998 until his retirement in December 2002, Mr. Pardo was Chairman and CEO of Dyckerhoff Inc., a major U.S. cement producer and Chairman of its subsidiaries, Lonestar Industries and Glens Falls Cement. From April to October 1998, he was President and CEO of Philip Services Corp. (waste management, scrap metals and industrial services) and a Director from 1994 to 2003. From 1992 to March 1998, Mr. Pardo was President and CEO of Ruhr American Coal Corporation, a large U.S. coal production, sales and trade company. Mr. Pardo has a Bachelor of Arts in Economics from Brown University and an MBA in Finance from Wharton (University of Pennsylvania).
Other Directorships:	Synthes Inc. Western Prospector Group Ltd.
2007 Meeting Compensation:	$68,834
Trust Units Held:	35,323
2007 Meeting Attendance:	15/15

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	10,000	0.7	9.30	6,500	March 1, 2010
May 22, 2003	2,500	0.2	9.08	1,000	May 22, 2010
June 1, 2004	2,500	0.7	17.95	Nil	June 1, 2011
May 17, 2005	2,500	0.5	23.14	Nil	May 17, 2012
May 19, 2006	2,500	0.3	32.38	Nil	May 19, 2011
March 16, 2007	2,500	0.2	25.50	Nil	March 16, 2012
March 14, 2008	7,500	0.9	25.19	Nil	March 14, 2013
March 14, 2008	10,000	1.1	16.65	Nil	March 14, 2013

R.H. (Dick) Pinder (Independent Trustee/Director)
Calgary, Alberta, Canada (Age: 58)

Trustee Since:	March 2003
Director Since:	September 1994
Principal Occupation:	President, Kingsmere Corporation Finance Ltd. (private investment and advisory company)
Board Committees:	Audit Committee (Chair) Compensation Committee
Business Experience:	Mr. Pinder graduated with a Bachelor of Commerce from the University of Saskatchewan in 1973 and became a Chartered Accountant in Alberta in 1975. His 30-year career has predominantly focused on managing or advising growth businesses in a variety of sectors in the western Canadian economy. He spent four years in public accounting, and then 15 years in top management roles engaged in strategic planning, re-engineering, and executing growth plans. More recently, he has worked in advisory and governance roles in both private and public companies of varying sizes, and has been involved in many corporate financial transactions.
Other Directorships:	WebTech Wireless Inc.
2007 Meeting Compensation:	$66,384
Trust Units Held:	12,362
2007 Meeting Attendance:	14/15

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	10,000	0.7	9.30	8,000	March 1, 2010
May 22, 2003	2,500	0.2	9.08	2,000	May 22, 2010
June 1, 2004	2,500	0.7	17.95	1,000	June 1, 2011
May 17, 2005	2,500	0.5	23.14	500	May 17, 2012
May 19, 2006	2,500	0.2	32.38	Nil	May 19, 2011
March 16, 2007	2,500	0.2	25.50	Nil	March 16, 2012
March 14, 2008	7,500	0.9	25.19	Nil	March 14, 2013
March 14, 2008	10,000	1.1	16.65	Nil	March 14, 2013

Gordon E. Pridham (Independent Trustee/Director)
Toronto, Ontario, Canada (Age: 52)

Trustee Since:	June 2004
Director Since:	June 2004
Principal Occupation:	President, Edgewater Capital Inc. (private investment and advisory company)
Board Committees:	Compensation Committee Corporate Governance and Nominating Committee
Business Experience:	Mr. Pridham is President of Edgewater Capital Inc. of Toronto, Ontario. He has over 25 years of experience in investment banking, capital markets and corporate banking. Mr. Pridham has financed and advised companies in public and private markets across a broad range of industry sectors. He has an extensive background in the energy and natural resources sectors, having worked in the Energy and Minerals group in New York, Calgary and Toronto for Chemical Bank and National Bank. Mr. Pridham has also managed the Investment Banking groups of Merrill Lynch Canada, Midland Doherty, Deutsche Morgan Grenfell, Research Capital and Raymond James. He has a Bachelor of Arts degree from the University of Toronto and has completed the academic requirements for the Director Education Program for the Institute of Corporate Directors.
Other Directorships:	Titanium Corporation Inc.
2007 Meeting Compensation:	$57,134
Trust Units Held:	17,291
2007 Meeting Attendance:	14/14

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
June 2, 2004	12,500	3.6	17.95	5,000	June 1, 2011
May 17, 2005	2,500	0.5	23.14	500	May 17, 2012
May 19, 2006	2,500	0.3	32.38	Nil	May 19, 2011
March 16, 2007	2,500	0.2	25.50	Nil	March 16, 2012
March 14, 2008	7,500	0.9	25.19	Nil	March 14, 2013
March 14, 2008	10,000	1.1	16.65	Nil	March 14, 2013

Clayton H. Riddell (Independent Trustee/Director)
Calgary, Alberta, Canada (Age: 70)

Trustee Since:	March 2003
Director Since:	July 1988
Principal Occupation:	Chairman and Chief Executive Officer, Paramount Resources Ltd. (public oil and gas company)
Board Committees:	Nil
Business Experience:	Mr. Riddell graduated from the University of Manitoba with a Bachelor of Science, Honours Degree in Geology. He has been the Chairman of the Board and Chief Executive Officer of Paramount Resources Ltd. ("PRL") since 1978. Until 2002, he was also the President of PRL. In 2002, Mr. Riddell also became Chairman of the Board and Chief Executive Officer of Paramount Energy Trust and in March 2005, Chairman of the Board of Trilogy Energy Ltd. Mr. Riddell is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Association of Petroleum Producers, the Canadian Society of Petroleum Geologists, the Independent Petroleum Association of Canada, the American Association of Petroleum Geologists and the Canadian Geoscience Council.
Other Directorships:	Duvernay Oil Corp. MGM Energy Corp. Paramount Energy Trust Paramount Resources Ltd. Trilogy Energy Ltd. (General Partner of Trilogy Energy Trust)
2007 Meeting Compensation:	$79,384
Trust Units Held:	821,223
2007 Meeting Attendance:	8/8

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	10,000	0.7	9.30	8,000	March 1, 2010
May 22, 2003	2,500	0.2	9.08	2,000	May 22, 2010
June 1, 2004	2,500	0.7	17.95	1,000	June 1, 2011
May 17, 2005	2,500	0.5	23.14	500	May 17, 2012
May 19, 2006	2,500	0.3	32.38	Nil	May 19, 2011
March 16, 2007	2,500	0.2	25.50	Nil	March 16, 2012
March 14, 2008	7,500	0.9	25.19	Nil	March 14, 2013
March 14, 2008	10,000	1.1	16.65	Nil	March 14, 2013

Ronald L. Sifton (Non-Independent Trustee/Director)
Calgary, Alberta, Canada (Age: 56)

Trustee Since:	March 2003
Director Since:	July 1984
Principal Occupation:	Executive Vice President and Chief Financial Officer of Newalta Corporation
Board Committees:	Nil
Business Experience:	Mr. Sifton joined Newalta Corporation as Chief Financial Officer in 1983. Mr. Sifton has a Commerce degree from the University of Calgary (1973) and his Chartered Accountant designation (1975). He spent several years in public accounting practice prior to joining Newalta Corporation. From 1994 to 2003, Mr. Sifton served on the Board of the Handi-Bus Association. In January 2004, he joined the Board of the Canadian Association of Income Funds.
Other Directorships:	Nil
2007 Meeting Compensation:	Nil
Trust Units Held:	298,863
2007 Meeting Attendance:	12/12

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	127,500	9.6	9.30	102,000	March 1, 2010
May 22, 2003	30,000	2.3	9.08	18,000	May 22, 2010
June 1, 2004	20,000	5.8	17.95	8,000	June 1, 2011
May 17, 2005	20,000	4.2	23.14	Nil	May 17, 2012
May 19, 2006	25,000	3.0	32.38	Nil	May 19, 2011
March 16, 2007	25,000	2.3	25.50	Nil	March 16, 2012

Barry D. Stewart (Independent Trustee/Director)
Calgary, Alberta, Canada (Age: 65)

Trustee Since:	March 2003
Director Since:	March 2002
Principal Occupation:	Independent Businessman
Board Committees:	Compensation Committee (Chair) Environmental, Health and Safety Committee
Business Experience:	Mr. Stewart is a Professional Engineer with more than 40 years industry experience. He graduated from Queen's University with a BAppSc in Engineering Physics and has a Management Diploma from the University of Western Ontario. From 1991 to 2001, Mr. Stewart was with Suncor Energy Inc., nine years as Executive Vice President – Exploration & Production, followed by Executive Vice President – In-situ & International (New Technology).
Other Directorships:	NAL Oil & Gas Trust
2007 Meeting Compensation:	$65,701
Trust Units Held:	24,151
2007 Meeting Attendance:	14/14

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	12,500	0.9	9.30	10,000	March 1, 2010
June 1, 2004	2,500	0.7	17.95	1,500	June 1, 2011
May 17, 2005	2,500	0.5	23.14	500	May 17, 2012
May 19, 2006	2,500	0.3	32.38	Nil	May 19, 2011
March 16, 2007	2,500	0.2	25.50	Nil	March 16, 2012
March 14, 2008	7,500	0.9	25.19	Nil	March 14, 2013
March 14, 2008	10,000	1.1	16.65	Nil	March 14, 2013

From April to October 1998, Mr. Pardo was President and Chief Executive Officer of Philip Services Corp. ("Philip"). Philip underwent financial reorganizations during 2000 and 2003 pursuant to Chapter 11 of the United States Bankruptcy Code and the *Companies Creditors' Arrangement Act* in Canada while Mr. Pardo was a director of Philip. The first financial reorganization of Philip was completed on April 7, 2000 and the second reorganization on December 31, 2003. Mr. Pardo ceased to be a director of the restructured company on December 31, 2003, the date the company ceased to be a public company. In addition, the shares of Philip were ceased traded in 2000 for failure to file financial statements within the time frame provided by relevant securities legislation, which cease trade order still exists. Mr. Pardo was a director of Panaco Inc. until August 2002. Panaco Inc. commenced a Chapter 11 reorganization under the United States Bankruptcy Code in July 2002. Following the acquisition by Newalta Corporation of Anadime Corporation in 2001, one of its non-material, wholly-owned and insolvent subsidiaries, Anadime Energy Services, Inc., a California corporation, was placed into bankruptcy in January 2002 under Chapter 7 of United States bankruptcy laws. At the time of this filing, Messrs. Cadotte, Sifton and Dugandzic (senior officers of Newalta Corporation) were officers and directors of this company. Mr. Pinder was a director of Kicking Horse Resources Ltd. (Launch Resources Inc. by name change) from August 2003 to December 2003, a corporation which was subject to a cease trade order from June 2002 to October 2003 for failure to file financial statements within the time set out in the relevant securities legislation. In September 2004, Launch Resources Inc. was granted an order from the Court of Queen's Bench of Alberta under the *Companies Creditors' Arrangement Act*. Paramount Resources Ltd., a company that Mr. Riddell is the Chairman and Chief Executive Officer of, is, and has been since 1992, the general partner of T.T.Y. Paramount Partnership No. 5 ("TTY"), a limited partnership which is an unlisted reporting issuer in certain provinces of Canada. TTY was established in 1980 to conduct oil and gas exploration and development, but has not carried on operations since 1984 and currently has nominal assets. A cease trade order against TTY was issued by the Commission des valeurs mobilières du Québec (now Autorité des marchés financiers du Québec) in 1999 for failing to file the June 30, 1998 interim financial statements in Québec. TTY received exemptions from filing interim financial statements in Alberta, Manitoba and Ontario in 1985, 1986 and 1986 respectively. Paramount intends to dissolve TTY in 2008.

Approval of Unitholder Rights Plan

At the Meeting, the Unitholders will be asked to consider and, if thought appropriate, pass an ordinary resolution to approve and adopt a unitholder rights plan (the "Rights Plan"). To pass, the ordinary resolution must be approved by a simple majority of votes cast at the Meeting, in person or represented by proxy, in respect of the resolution by: (a) the Unitholders; and (b) if applicable, Independent Unitholders (as defined in the Rights Plan).

If approved, the Rights Plan will be implemented immediately following the Meeting pursuant to the terms of a Unitholder Rights Plan Agreement (the "Agreement") to be entered into between Newalta Fund and Valiant Trust Company, as rights agent.

Purpose of the Rights Plan

The objectives of the Rights Plan are to ensure, to the extent possible, that all Unitholders are treated equally and fairly in connection with any take-over bid or similar proposal to acquire Trust Units.

Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for the Board of Trustees to prepare an adequate response. Such offers may result in Unitholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in Newalta Fund.

The Rights Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so. This potential is created through the issuance to all Unitholders of contingent rights to acquire additional Trust Units at a significant discount to the then prevailing market prices, which could, in certain circumstances, become exercisable by all Unitholders other than an offeror and its associates, affiliates and joint actors.

An offeror can avoid that potential by making an offer that either: (i) qualifies as a "permitted bid" under the Rights Plan, and therefore meets certain specified conditions (including a minimum deposit period of 60 days) which aims to ensure that all Unitholders are treated fairly and equally; or (ii) does not qualify as a "permitted bid" but is negotiated with Newalta Fund and has been exempted by the Board of Trustees from the application of the Rights Plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of Unitholders.

Under current Canadian securities laws, any party wishing to make a formal take-over bid for the Trust Units will be required to leave the offer open for acceptance for at least 35 days. To qualify as a "permitted bid" under the Rights Plan, however, a take-over bid must remain open for acceptance for not less than 60 days. The Board of Trustees believes that the statutory minimum period of 35 days may be insufficient for the trustees to: (i) evaluate a take-over bid (particularly if the consideration consists, wholly or in part, of shares or units of another issuer); (ii) explore, develop and pursue alternative transactions that could better maximize Unitholder value; and (iii) make reasoned recommendations to the Unitholders. The additional time afforded under a "permitted bid" is intended to address these concerns by providing the Board of Trustees with a greater opportunity to assess the merits of the offer and identify other possible suitors or alternative transactions, and by providing other bidders or proponents of alternative transactions with time to come forward with competing, and potentially superior, proposals.

The Rights Plan is not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to the management of Newalta Fund. The adoption of the Rights Plan is also not intended as a means to prevent a take-over of Newalta Fund, to secure the continuance of management or the trustees in their respective offices, or to deter fair offers for the Trust Units.

For a summary of the key terms and conditions of the Rights Plan, please see Appendix "A" to the Information Circular. Unitholders are urged to carefully review the summary in its entirety.

Approval Requirements

Unitholder approval of the Rights Plan is required under the rules and policies of the Toronto Stock Exchange ("TSX") and approval of the Rights Plan must be obtained from a majority of the votes cast, in person or represented by proxy, at the Meeting by each of the Unitholders and, if applicable, the Independent Unitholders. Newalta Fund is not currently aware of any Unitholder whose votes will be ineligible to be counted towards the ordinary resolution to approve the Rights Plan or any Unitholders which would not qualify as Independent Unitholders.

The Board of Trustees recommends that you vote FOR the ordinary resolution to approve and adopt the Rights Plan.

Following is the text of the ordinary resolution to be considered by the Unitholders at the Meeting:

"BE IT RESOLVED that:

1. The adoption by Newalta Fund of the Unitholder Rights Plan (the "Rights Plan") substantially as described in the Management Information Circular and Proxy Statement of Newalta Fund dated March 19, 2008, is hereby approved, and Newalta Fund is hereby authorized to enter into an agreement with Valiant Trust Company (or such other person as may be appropriate in the circumstances), as rights agent, to implement the Rights Plan and to issue rights thereunder.

2. The Board of Trustees may revoke this resolution before it is acted upon, without further approval of the Unitholders.

3. Any one or more directors or officers of Newalta Corporation, the administrator of Newalta Fund, are hereby authorized, for and on behalf of Newalta Fund, to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution."

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Trust Units represented thereby in favour of the ordinary resolution approving and adopting the Rights Plan.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation

Under applicable securities legislation, Newalta Fund is required to disclose certain financial and other information relating to the compensation of certain of its executive officers. Newalta Fund, however, does not carry on an active business; its primary business is to hold the securities of Newalta Corporation. The executive officers of Newalta Fund and Newalta Corporation are the same individuals. These individuals are compensated by Newalta Corporation for acting as executive officers of Newalta Fund and are also responsible for managing the business of Newalta Corporation.

The following table sets forth the compensation for the Chief Executive Officer and Chief Financial Officer of Newalta Corporation in 2007, and for the next three highest paid executive officers serving at December 31, 2007 whose total salary and bonus earned in 2007 exceeded $150,000. Compensation is shown, where applicable, for services rendered during the financial years ended December 31, 2007, 2006 and 2005. The five executive officers listed below are referred to collectively as the "Named Executive Officers".

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus[1] ($)**	**Other Annual Compensation[2] ($)**	**Securities Under Rights/TUARs Granted (#)[3]**	**All Other Compensation[4] ($)**
Alan P. Cadotte	2007	454,166	Nil	--	75,000/25,000	35,211
President and	2006	405,000	510,000	--	75,000	34,212
Chief Executive Officer	2005	367,300	462,000	--	60,000	31,195
Ronald L. Sifton	2007	285,416	Nil	--	25,000/25,000	23,921
Executive Vice President	2006	252,500	265,000	--	25,000	21,287
and Chief Financial Officer	2005	232,500	240,000	--	20,000	19,687
Peter A. Dugandzic	2007	272,916	Nil	--	30,000/15,000	22,587
Executive Vice President	2006	215,000	188,000	--	20,000	18,287
	2005	188,500	156,000	--	20,000	16,167
J. Craig Wilkie	2007	268,749	Nil	--	30,000/15,000	22,587
Executive Vice President	2006	210,000	180,000	--	20,000	17,887
	2005	188,500	156,000	--	15,000	16,167
Took Whiteley[5]	2007	235,416	Nil	--	20,000/20,000	19,792
VP, General Counsel and	2006	202,500	118,250	--	20,000	16,933
Corporate Secretary	2005	155,666	76,000	--	55,000	13,017

Notes:

(1) The dollar amount of the bonus paid to each Named Executive Officer for the financial year ended December 31, 2006 is comprised of (i) the bonus approved and paid to each Named Executive Officer in 2006 plus (ii) the bonus approved by the board of directors of Newalta Corporation in March 2007 for services rendered by each Named Executive Officer in 2006.

(2) Where no amount is stated in this column, the Named Executive Officer did not receive perquisites and other personal benefits that exceeded the lesser of $50,000 and 10% of his total annual salary and bonus. Where any individual personal benefit or perquisite exceeds 25% of the total amount of perquisites and personal benefits received by the Named Executive Officer, that item and the amount relating thereto will be identified.

(3) On May 17, 2007, Newalta Corporation granted an aggregate of 172,500 Trust Unit Appreciation Rights ("TUARs") with an expiry date of March 13, 2008 to each director and certain officers. Each TUAR entitled the holder thereof to receive a cash payment (subject to statutory withholding obligations) from Newalta Corporation in an amount equal to the positive difference in the trading price of the Trust Units (based on a five-day volume weighted average trading price of the Trust Units traded through the facilities of the TSX) on the trading days immediately preceding the date of grant and the expiry date. The TUARs were granted to the Named Executive Officers and the directors of Newalta Corporation following the review of compensation matters in May 2007 and were designed to act as a bridging mechanism until the next annual grant of Trust Unit Rights in March 2008. Accordingly, all directors and certain officers that received TUARs in May 2007 were granted an equivalent number of Trust Unit Rights in March 2008 at an

exercise price equal to the grant price of the TUARs of $25.19 per Trust Unit Right. See "Compensation of Executive Officers and Directors – Report on Executive Compensation". Since the trading price of the Trust Units on the expiry date was less than the trading price on the date of grant (being $25.19), no cash payments were made to the holders of the TUARs and the TUARs have expired in accordance with their terms.

(4) The amount disclosed represents premiums paid for term life insurance, together with the amounts contributed by Newalta Corporation under the Employee Savings Plan. See "Compensation of Executive Officers and Directors – Employee Savings Plan".

(5) Mr. Whiteley's employment with Newalta Corporation commenced on March 1, 2005.

Other than Trust Unit Rights and TUARs granted in 2007, neither Newalta Fund nor Newalta Corporation has any other long-term incentive, benefit or actuarial plans in place.

Rights to Purchase Trust Units and Trust Unit Appreciation Rights

Trust Unit Right / TUAR Grants During 2007

In 2007, 1,075,000 Trust Unit Rights were granted to directors, officers and employees of Newalta Corporation (representing approximately 2.6% of the outstanding Trust Units on December 31, 2007). In addition, 172,500 TUARs were granted to directors and certain officers. The following table sets forth information concerning Trust Unit Rights and TUARs granted to the Named Executive Officers during the financial year ended December 31, 2007.

Name	Securities Under Rights/TUARs Granted (#)	% of Total Rights/TUARs Granted	Exercise or Base Price[1] ($/Security)	Market Value of Securities Underlying Rights/TUARs on the Date of Grant ($/Security)	Expiration Date[2]
Alan P. Cadotte	75,000	7.0	25.50	25.50	March 16, 2012
	25,000[3]	14.5	25.19	25.19	March 13, 2008
Ronald L. Sifton	25,000	2.3	25.50	25.50	March 16, 2012
	25,000[3]	14.5	25.19	25.19	March 13, 2008
Peter A. Dugandzic	20,000	1.9	25.50	25.50	March 16, 2012
	10,000	0.9	25.19	25.19	May 17, 2012
	15,000[3]	8.7	25.19	25.19	March 13, 2008
J. Craig Wilkie	20,000	1.9	25.50	25.50	March 16, 2012
	10,000	0.9	25.19	25.19	May 17, 2012
	15,000[3]	8.7	25.19	25.19	March 13, 2008
Took Whiteley	20,000	1.9	25.50	25.50	March 16, 2012
	20,000[3]	11.6	25.19	25.19	March 13, 2008

Notes:

(1) In the event that the aggregate amount of cash distributions of Newalta Fund paid to Unitholders in a calendar year is greater than 10% of the exercise price, then the exercise price of each such Trust Unit Right shall, at the election of the holder thereof on the date of exercise of such right, be reduced by an amount equal to the amount by which the aggregate cash distributions for each calendar year preceding the date of exercise of such right, calculated on a per Trust Unit basis, exceeds 10% of the exercise price per right. No Named Executive Officer has elected to receive this downward adjustment in the exercise price of a Trust Unit Right.

(2) Unless otherwise determined by the Board of Trustees, Trust Unit Rights granted under the 2006 Plan are for a term of five years and may be exercised on a cumulative basis, vesting as to 25% per year commencing on the first anniversary date of the date of grant. See "Compensation of Executive Officers and Directors – Trust Unit Rights Incentive Plans".

(3) Represents the grant of TUARs to the Named Executive Officer.

Aggregated Trust Unit Right / TUAR Exercises During 2007 and December 31, 2007 Trust Unit Right / TUAR Values

The following table sets forth information concerning Trust Unit Rights exercised by the Named Executive Officers during the financial year ended December 31, 2007 and the numbers and accrued values of unexercised Trust Unit Rights and TUARs as at December 31, 2007.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Rights/TUARs at December 31, 2007 (#)		Value of Unexercised in-the-Money Rights/TUARs at December 31, 2007[2] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Alan P. Cadotte	72,500	1,167,950	78,750	278,750	10,800	568,775
Ronald L. Sifton	51,500	765,970	24,250	120,250	56,220	285,645
Peter A. Dugandzic	44,000	574,530	13,000	105,000	Nil	227,690
J. Craig Wilkie	28,300	457,862	22,000	103,300	47,650	256,185
Took Whiteley	Nil	--	27,000	88,000	Nil	Nil

Notes:

(1) The aggregate value realized is equal to the number of securities acquired on exercise multiplied by the difference between the market value of the Trust Units on the date of exercise and the exercise price of the Trust Unit Rights.

(2) The value of the unexercised in-the-money rights has been determined by subtracting the exercise price of the Trust Unit Rights from the closing price of the Trust Units on December 31, 2007 of $18.25, as reported by the TSX, and multiplying by the number of Trust Units that may be acquired upon the exercise of the Trust Unit Rights.

Trust Unit Ownership Requirements for the Chief Executive Officer and Chief Financial Officer

The board of directors of Newalta Corporation (the "Board of Directors" or the "Board") has established Trust Unit ownership requirements for the current Chief Executive Officer and Chief Financial Officer of Newalta Corporation. The level of ownership (excluding Trust Unit Rights) is Trust Units with a market value equal to at least three times base salary for the Chief Executive Officer and one and one-half times base salary for the Chief Financial Officer. The Chief Executive Officer and Chief Financial Officer are in compliance with the Trust Unit ownership requirements.

Trust Unit Ownership Guidelines for Other Executive Officers

The Board has also established Trust Unit ownership guidelines for the other executive officers of Newalta Corporation. The current executive officers (other than the CEO and CFO) of Newalta Corporation are the two Executive Vice Presidents and five Vice Presidents. The level of ownership (excluding Trust Unit Rights) is Trust Units with a market value equal to at least one and one-half times base salary. The guideline becomes applicable on the later of March 17, 2009 and five years after first being appointed as a senior officer of Newalta Corporation. All of the executive officers are in compliance with the Trust Unit ownership guidelines, other than four recently appointed officers, one who has until March 2010 and the others who have until May 2012 to be in compliance with the guidelines.

Trust Unit Rights Incentive Plans

Newalta Fund has two Trust Unit Rights Incentive Plans. The 2003 Plan (under which a fixed maximum number of Trust Units are reserved for issuance) and the 2006 Plan (under which a number of Trust Units equal to 10% of the then outstanding Trust Units (less the fixed number of Trust Units then reserved for issuance under the 2003 Plan) are reserved for issuance) are substantially similar. The following is a description of the Trust Unit Rights Incentive Plans, under which Trust Unit Rights may be granted.

The purpose of the Trust Unit Rights Incentive Plans is to:

- develop the interest of the directors, officers, employees and consultants of Newalta Corporation in the growth and development of Newalta Corporation by providing such persons with the opportunity to acquire a proprietary interest in Newalta Fund;
- attract and retain valuable service providers to Newalta Corporation with a competitive compensation mechanism; and
- align the interests of the directors, officers, employees and consultants of Newalta Corporation with those of Unitholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Unitholders and long-term growth.

Trust Unit Rights may be granted to the trustees, directors, officers, employees and consultants of Newalta Fund or any subsidiary or affiliate of Newalta Fund. The Board of Trustees may designate which of the trustees, directors, officers, employees and consultants are to be granted Trust Unit Rights.

The following table sets forth various information as at March 19, 2008 regarding the 2003 Plan and 2006 Plan (including percentages of the outstanding Trust Units on March 19, 2008) individually and in the aggregate:

	Total Trust Units Issued[1]		Total Trust Units Issuable		Total Trust Units Issuable Under Actual Grants		Trust Unit Rights Available for Grant	
	#	%	#	%	#	%	#	%
2003 Plan...........	505,850	1.2	813,550	2.0	813,550	2.0	Nil[3]	Nil
2006 Plan...........	Nil	Nil	2,846,617[2]	6.8	2,152,500	5.2	694,117	1.7
Total..................	505,850	1.2	3,660,167	8.8	2,966,050	7.1	694,117	1.7

Notes:

(1) The 2006 Plan was approved by Unitholders on May 18, 2006. The number provided includes the replacement of Trust Units issued pursuant to the 2003 Plan.

(2) A number of Trust Units equal to 10% of the then outstanding Trust Units (less the number of Trust Units reserved for issuance under the 2003 Plan) are reserved for issuance under the 2006 Plan.

(3) No additional Trust Unit Rights will be granted under the 2003 Plan.

Subject to the approval of the TSX, the number of Trust Units reserved for issuance pursuant to the Trust Unit Rights Incentive Plans, and all other security-based compensation arrangements, shall not exceed 10% of the total number of Trust Units outstanding. Unitholder approval with respect to all unallocated Trust Unit Rights under the 2006 Plan must be sought by Newalta Fund every three years. The number of Trust Units reserved for issuance pursuant to Trust Unit Rights granted to insiders (as such term is used under the policies of the TSX) under the Trust Unit Rights Incentive Plans, and all other security-based compensation arrangements, in the aggregate, shall not exceed 10% of the number of Trust Units then outstanding and the aggregate number of Trust Units issued to insiders pursuant to Trust Unit Rights, within a one year period, shall not exceed 10% of the number of Trust Units outstanding immediately prior to such issuance, calculated on a non-diluted basis. Newalta Fund also may not issue to any one insider and such insider's associates, within a one year period, a number of Trust Units which would exceed 5% of the number of Trust Units outstanding immediately prior to such issuance, calculated on a non-diluted basis. The number of Trust Units reserved for issuance to any one person may not exceed a majority of Trust Units allocated under the Trust Unit Rights Incentive Plans in any one year and the aggregate number of Trust Unit Rights granted in any one year, expressed as a percentage of Trust Units outstanding, shall not exceed 2.5% of the number of Trust Units then outstanding. In addition, the aggregate number of Trust Units reserved for issuance under the Trust Unit Rights Incentive Plans to the non-employee directors (as a group), shall not exceed 1% of the total number of Trust Units outstanding immediately prior to such issuance.

Subject to adjustments set out in the 2006 Plan, the grant price shall be the market price, which is the five-day volume weighted average trading price of the Trust Units traded through the facilities of the TSX, and if not through the TSX, then on such other stock exchange on which the Trust Units then trade.

Currently, unless otherwise determined by the Board of Trustees, Trust Unit Rights granted under the 2006 Plan may be exercised for a term not exceeding five years from the date of grant (seven years from the date of grant for Trust Unit Rights granted pursuant to the 2003 Plan). Upon expiration, unexercised Trust Unit Rights become null and void. The 2006 Plan and 2003 Plan were amended on May 9, 2007 by the Unitholders to extend the exercise period where Trust Unit Rights expire during or shortly after a blackout period. The Board of Trustees shall set the vesting schedule, provided that no Trust Unit Right may vest immediately upon the grant thereof.

In the event that a holder of Trust Unit Rights who is a trustee, director, officer, employee or consultant of

Newalta Fund or of an affiliate or subsidiary of Newalta Fund ceases to hold such position by reason of death or long-term disability, all outstanding unvested Trust Unit Rights will immediately terminate other than those Trust Unit Rights that would vest within one year of such termination date (which rights shall immediately vest). In the event of an occurrence other than death or long-term disability, all outstanding unvested Trust Unit Rights will, unless otherwise provided, immediately terminate, and any outstanding vested Trust Unit Rights must be exercised at the earlier of 30 days of such termination date or the expiry date for such vested Trust Unit Rights. Trust Unit Rights are not assignable.

In the event of a change of control of Newalta Fund, all outstanding Trust Unit Rights shall vest and be immediately exercisable and each holder shall have the right to exercise such rights at any time up to and including (but not after) the earlier of ninety days following the change of control and the expiry date of the Trust Unit Rights. A change of control occurs upon the happening of any of the following: (i) the acceptance by Unitholders representing more than 35% of the outstanding Trust Units of any offer for any or all of the Trust Units; (ii) the acquisition, by whatever means, of ownership or control of more than 35% of the outstanding Trust Units (other than pursuant to a bona fide reorganization); (iii) the passing of a resolution by the Board of Trustees or the Unitholders to substantially liquidate the assets or rearrange the affairs of Newalta Fund (other than pursuant to a bona fide reorganization); (iv) the sale by Newalta Fund of all or substantially all of its assets (other than to an affiliate of Newalta Fund); (v) individuals who were proposed as nominees to become trustees of Newalta Fund immediately prior to a meeting of Unitholders involving a contest for, or an item of business relating to the election of trustees, not constituting a majority of the trustees following such election; or (vi) any other event which, in the opinion of the Board of Trustees, reasonably constitutes a change of control of Newalta Fund.

The 2006 Plan specifically prohibits financial assistance of any kind being provided to participants for the purpose of exercising any Trust Unit Rights. Accordingly, neither Newalta Fund nor Newalta Corporation has provided any financial assistance to participants in the exercise of any rights to acquire Trust Units. The 2006 Plan does, however, provide for a cashless exercise of Trust Unit Rights, where the holder may elect, at their option, to receive either a cash payment equal to the in-the-money amount or Trust Units issued from treasury equal to the in-the-money amount divided by the five-day volume weighted average trading price of the Trust Units on the TSX.

The 2006 Plan specifies which amendments to the plan do not require Unitholder approval, including: (i) those of a "housekeeping" nature; (ii) changes to vesting provisions; and (iii) changes in termination provisions of Trust Unit Rights or the 2006 Plan which do not specify extension beyond the original expiry date. The 2006 Plan also specifies amendments that require Unitholder approval, such as: (i) amending terms of Trust Unit Rights including the repricing or extension of exercise periods; (ii) changes to eligible participants under the 2006 Plan which would broaden insider participation; and (iii) the addition of financial assistance. Subject to the above, the Board of Trustees may add to, delete from, alter or otherwise amend the provisions of the 2006 Plan or any rights granted thereunder or terminate the 2006 Plan, provided that no amendment may change the determination of the grant price of the rights, increase the maximum number of Trust Units reserved for issuance pursuant to the 2006 Plan or, without the consent of the holder, adversely impair, alter or amend any right previously granted.

Employee Savings Plan

Newalta Corporation has established an Employee Savings Plan (the "Savings Plan") consisting of a Group Registered Retirement Savings Plan (the "Group RRSP") and an Employee Profit Sharing Plan (the "EPS Plan"). Participants in the Savings Plan may elect to contribute a portion of their basic salary each month, through payroll deduction.

During each month, Newalta Corporation makes a contribution to the EPS Plan equal to the participant's contribution up to a maximum of 8% of their basic salary. Newalta Corporation's contribution is made in cash, and is used by a trustee to purchase Trust Units of Newalta Fund in the open market. Newalta Corporation's contributions are made only from profits and remain as Trust Units until withdrawn. Contributions made by Newalta Corporation to the EPS Plan vest in favour of the participants immediately.

During 2007, approximately 250,000 Trust Units were purchased from Newalta Corporation's contribution and approximately 85% of eligible employees were participating in the Savings Plan as at December 31, 2007. As at December 31, 2007, a total of 1,063,975 Trust Units were owned by employees under the Savings Plan.

Executive Employment Contracts and Change in Control Arrangements

Alan P. Cadotte has an executive employment agreement with Newalta Fund and Newalta Corporation (the "Cadotte Executive Agreement"). Pursuant to the Cadotte Executive Agreement, if at anytime during the term of the Cadotte Executive Agreement: (i) there is a change of control as defined in the Cadotte Executive Agreement; (ii) Newalta Corporation requires Mr. Cadotte to relocate to any city or community other than the City of Calgary; (iii) Newalta Fund or Newalta Corporation fails to continue to provide benefits to which Mr. Cadotte has been entitled; or (iv) Newalta Corporation significantly alters the terms of Mr. Cadotte's employment then, in any such case Mr. Cadotte, at his option, shall be entitled within nine months of such event, to elect to end his employment with Newalta Corporation. In such circumstances, all unvested Trust Unit Rights granted to Mr. Cadotte shall immediately vest and be available for exercise and Newalta Corporation shall pay a lump sum equal to: (i) 30 months salary and benefits (calculated as 15% of salary); and (ii) the simple average of the annual performance bonus, if any, earned by Mr. Cadotte during the two completed fiscal years immediately preceding the year of termination divided by 12 and then multiplied by 30. In addition, Mr. Cadotte shall have 20 days from the effective date of termination to exercise the Trust Unit Rights or compel Newalta Fund to purchase all of the rights for a specified price (being the difference, if any, between the weighted average price of the Trust Units for 10 consecutive trading days and the relevant exercise price of the rights). In the event that Mr. Cadotte ceases to be a trustee, director, officer, employee or consultant of Newalta Corporation or Newalta Fund prior to the expiry date of any outstanding Trust Unit Rights by reason of his death, long term disability or retirement in the normal and ordinary course, all outstanding unvested Trust Unit Rights to acquire Trust Units shall immediately vest on the date that Mr. Cadotte ceases to hold the last of such positions, and Mr. Cadotte or his estate, as the case may be, shall have the right to exercise all or part of the vested Trust Unit Rights at any time up to and including the earlier of the date that is one year following the departure date and the expiry date of the Trust Unit Rights.

Ronald L. Sifton has an executive employment agreement with Newalta Fund and Newalta Corporation (the "Sifton Executive Agreement"). As part of the ongoing succession planning of Newalta Corporation, the Sifton Executive Agreement was amended in March 2008 to provide for a term until December 31, 2010 (the "Retirement Date"). During the term of the Sifton Executive Agreement, Mr. Sifton will not be granted Trust Unit Rights and instead has been granted a one-time grant of 125,000 trust unit appreciation rights. Each appreciation right entitles Mr. Sifton to receive a cash payment (subject to statutory withholding obligations) from Newalta Corporation in an amount equal to the positive difference in the trading price of the Trust Units (based on a five-day volume weighted average trading price of the Trust Units traded through the facilities of the TSX) on the trading days immediately preceding the date of grant (being $16.65) and the date of exercise. The appreciation rights vest as to one-third on each of March 14, 2009 and March 14, 2010 and December 31, 2010 and expire on December 31, 2011. Pursuant to the Sifton Executive Agreement, if at anytime prior to the Retirement Date: (i) there is a change of control as defined in the Sifton Executive Agreement; (ii) Newalta Corporation requires Mr. Sifton to relocate to any city or community other than the City of Calgary; (iii) Newalta Fund or Newalta Corporation fails to continue to provide benefits to which Mr. Sifton has been entitled; or (iv) Newalta Corporation significantly alters the terms of Mr. Sifton's employment then, in any such case Mr. Sifton, at his option, shall be entitled within ninety days of such event, to elect to end his employment with Newalta Corporation. In such circumstances, all unvested Trust Unit Rights and appreciation rights granted to Mr. Sifton shall immediately vest and be available for exercise and Newalta Corporation shall pay a lump sum equal to: (i) the lesser of (a) 24 months salary and benefits (calculated as 15% of salary) and (b) the number of months remaining in the term of the Sifton Executive Agreement; and (ii) the simple average of the annual performance bonus, if any, earned by Mr. Sifton during the two completed fiscal years immediately preceding the year of termination divided by 12 and then multiplied by the lesser of (a) 24 and (b) the number of months remaining in the term of the Sifton Executive Agreement. In the event that Mr. Sifton ceases to be a trustee, director, officer, employee or consultant of Newalta Corporation or Newalta Fund prior to the expiry date of any outstanding Trust Unit Rights or appreciation rights by reason of his death, long term disability or retirement in the normal and ordinary course, all outstanding unvested Trust Unit Rights and appreciation rights shall immediately vest on the date that Mr. Sifton ceases to hold the last of such positions, and Mr. Sifton or his estate, as the case may be, shall have the right to exercise all or part of the vested Trust Unit Rights or appreciation rights at any time up to and including the earlier of the date that is one year following the departure date and the expiry date of the Trust Unit Rights or appreciation rights.

The table below outlines the estimated incremental payments had a change of control occurred on December 31, 2007.

Name	Salary[(1)] ($)	Bonus ($)	Other Employee Benefits[(1)] ($)	Accelerated Trust Unit Rights ($)	Total Incremental Payments ($)
Alan P. Cadotte	1,187,500	637,500	192,125[(2)]	568,775	2,585,900
Ronald L. Sifton	600,000	265,000	90,000	285,645	1,240,645

Notes:

(1) Based on the current monthly salary of $39,583 for Mr. Cadotte and $25,000 for Mr. Sifton.

(2) Includes $14,000 payable to Mr. Cadotte in connection with the maintenance of a club membership until December 31, 2011.

Composition of the Compensation Committee

The Compensation Committee of Newalta Corporation (the "Compensation Committee") reports to the Board of Directors and, from time to time, to the Board of Trustees. The members of the Compensation Committee during the fiscal year ended December 31, 2007 were Messrs. Stewart, Pinder and Pridham, with Mr. Stewart as the Chair. All members of the Compensation Committee are independent and unrelated directors/trustees and have experience in the management and administration of compensation matters.

Report on Executive Compensation

The Compensation Committee has the responsibility of maintaining awareness of competitive compensation practices and of reviewing, on at least an annual basis, the compensation packages for the executive officers and directors of Newalta Corporation, trustees of Newalta Fund, as well as the general benefits to be received by employees of Newalta Corporation. For purposes of the review of compensation packages for executive officers by the Compensation Committee, the executive officers generally relate to all officers of Newalta Corporation. For fiscal year 2007, the executive officers included the following positions: President and Chief Executive Officer (Alan P. Cadotte), Executive Vice President and Chief Financial Officer (Ronald L. Sifton), Executive Vice Presidents (Peter A. Dugandzic and J. Craig Wilkie) and Vice Presidents (Terry P. Donaleshen, Took Whiteley, Doug Pecharsky, Harry Wells and Jim McClimans). The Compensation Committee generally assumes responsibility for assisting the Board of Directors in respect of compensation policies for Newalta Corporation, reviewing and recommending compensation strategies and proposals relating to compensation for officers, directors and employees and assessing the performance of the officers of Newalta Corporation in fulfilling their responsibilities and meeting business objectives.

In conducting their reviews, the Compensation Committee has regard to current compensation levels with published industry surveys, independent reports and other publicly available data. The Compensation Committee also periodically retains independent compensation consultants (generally once every three years) to assist the Compensation Committee in fulfilling its responsibilities, with a view to ensuring that the compensation arrangements are supportive of Newalta Corporation meeting its business objectives. The compensation arrangements are then reviewed by the Compensation Committee having regard to the above mentioned comparative data as well as having regard to the internal data provided by the Vice President responsible for human resources matters and external data provided by the consultants (if any) for purposes of establishing the level of the individual executive positions in Newalta Corporation.

The Compensation Committee meets to review compensation matters as required with usually a minimum of three meetings per year, one in each of March, May and December.

The meeting of the Compensation Committee held in May of each year includes a salary review of the executive officers and directors of Newalta Corporation.

The meeting of the Compensation Committee held in December of each year includes a review of the attainment of the performance targets established for the payout, if any, of the annual cash bonus awards for the current year as well as the proposed bonus targets for the next following year including the selection of the performance criteria, the establishment of the performance targets, the participants in the executive incentive bonus program, the percentage of a participants salary subject to a bonus award and the establishment of individual targets.

The March meeting of the Compensation Committee includes a review and recommendation to the Board of Trustees of grants of Trust Unit Rights pursuant to the Trust Unit Rights Incentive Plans as well as grants of long term incentive awards to eligible participants.

Compensation Consultant and Peer Group

In this section the reference to Newalta includes Newalta Fund and Newalta Corporation, unless the context otherwise requires. In 2007, the Compensation Committee retained Lane Caputo Compensation Inc. to provide the following:

- review and, with input from the Compensation Committee, finalize Newalta's peer group;
- benchmark Newalta's executive compensation practices against those of the peer group relating to salary, bonus, total cash compensation (comprised of salary and bonus), expected value of long term incentive plans, material perquisites and total direct compensation (comprised of salary, bonus, expected value of long term incentive plans and perquisites);
- benchmark Newalta's compensation practices for the Board of Directors relating to annual retainer (for each of the Chairman and Board members), Board and committee meeting fees, Committee retainer and expected value of long term incentive plans;
- analyze long term incentive practices of Newalta's peer group to determine typical industry treatment of long term incentives; and
- review the savings and retirement plan programs of the peer group, as well as pension plan formulas and retirement benefits.

In connection therewith, the external consultant attended two meetings of the Compensation Committee and provided the Compensation Committee with recommendations regarding required changes to the current compensation arrangements in order to capitalize on current and foreseeable trends in compensation for executive officers and Board members. The fees paid to the external consultant in 2007 were $33,000. Neither management nor the Compensation Committee retained the external consultant to provide any other services.

The data provided by the external compensation consultant consisted of compensation information from selected Canadian companies with a national scope of operations and trust issuers, which are intended to represent the market in which Newalta may compete for talent. An overview of the characteristics of the peer group, as compared to Newalta, is provided in the following table:

		Peer Group (seven trust entities and seven corporate entities)		
		Percentile		
	Newalta	25	50	75
Revenue(1)	$441 million	$779 million	$1,030 million	$1,621 million
Market Capitalization(2)	$1,144 million	$1,132 million	$1,292 million	$1,580 million
Revenue Growth(3)	77.8%	14.5%	26.7%	62.5%

Notes:

(1) Twelve months ended December 31, 2006.

(2) As at December 31, 2006.

(3) Represents the increase in revenue for the period December 31, 2005 to December 31, 2006.

Philosophy

The Compensation Committee believes it is in the best interests of the Unitholders for Newalta Corporation to attract, maintain, and motivate top quality management personnel by providing a competitive compensation package that maintains an appropriate relationship between executive pay and the creation of Unitholder value. The philosophy of the Compensation Committee is to integrate: (i) annual base compensation at or below the median of the peer group; (ii) total cash compensation (comprised of salary and bonus) related to financial performance objectives which provides the opportunity for compensation at or in the upper quartile; and (iii) long-term incentive compensation through the granting of Trust Unit Rights which are comparable to the median of the Peer Group to ensure that management has a continuing stake in the long-term success of Newalta Corporation and return of value to Unitholders.

The executive compensation packages are intended to maintain an appropriate balance between risk and reward keyed to the performance of Newalta Corporation. The elements of the Compensation Committee's integrated compensation philosophy for fiscal year 2007 are summarized as follows:

Base Salary

The Compensation Committee recognizes that Newalta Corporation must maintain base compensation levels commensurate with the peer group, but believes that performance based pay elements should be an important element in the compensation packages for its executive officers. Therefore, the Compensation Committee targets the base compensation levels at or below the median of the peer group. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment, attitude and the ability to motivate others are also considered. Certain benefits and perquisites are also provided based on their cost effectiveness and their value in assisting the senior officers to carry out their duties effectively.

Annual Bonus

Structure of Bonus Program

The Executive Incentive Bonus Plan (the "Bonus Program") to which all of the executive officers were participants in 2007 consists of cash compensation based on the attainment of performance targets approved by the Board of Directors (the "Corporate Target") in respect of selected performance criteria for the relevant fiscal year. Performance targets in respect of any selected performance criteria are approved by the Board and may have regard to such matters as the Board considers appropriate, including: (i) the prior year's performance as reflected in the audited financial statements; and (ii) annual operating and capital budgets.

In December of each year the Board of Directors establishes: (i) the percentage of the annual salary of each participant subject to a bonus award; (ii) the minimum Corporate Target that must be attained prior to any bonus award being made; (iii) the Corporate Target that would yield full payment of the bonus award being made; and (iv) the amount of the bonus award if the level of achievement in relation to the Corporate Target is between the minimum and maximum Corporate Targets.

The bonus levels are set to provide the opportunity for total cash compensation (comprised of salary and bonus) to be at or in the upper quartile of the peer group.

The value of the aggregate Bonus Award payable to all participants (other than the Chief Executive Officer) in each fiscal year (the "Bonus Pool") is calculated by multiplying, for each participant, the annual salary (as at the end of the relevant fiscal year) of each participant by (i) the percentage of the annual salary of each participant subject to a bonus award and thereafter by (ii) the Corporate Target level attained.

Individual objectives (eg. divisional net margin) (the "Individual Targets") may be established by the Board of Directors, on recommendation of the Chief Executive Officer, for certain participants (the "Designated Participants") for a fiscal year. If Individual Targets are established, the Board determines the allocation of the bonus award for a Designated Participant that is derived from each of the Corporate Targets and Individual Targets.

The payout amount of the Bonus Pool to each participant (other than the Chief Executive Officer) in each fiscal year is based on the relative performance of such participant (taking into account the attainment of Corporate Targets and, if applicable, Individual Targets).

If the total payout to all participants (other than the Chief Executive Officer) exceeds the Bonus Pool, then the amount of the bonus award is equal to the pro rata of each such respective participant's bonus award (taking into account the attainment of Corporate Targets and, if applicable, Individual Targets) to the Bonus Pool. If the total payout to all participants (other than the Chief Executive Officer) is less than the Bonus Pool, then (i) the amount of the Bonus Award is equal to the relative contribution of each such respective participant's bonus award (taking into account the attainment of Corporate Targets and, if applicable, Individual Targets) to the Bonus Pool and (ii) the remaining funds in the Bonus Pool may be distributed in any manner at the discretion of the Board, on recommendation of the Chief Executive Officer.

The value of the Bonus Award payable to the Chief Executive Officer is based on the attainment of the Corporate Target and is not included in the calculation of the Bonus Pool.

Particulars Related to 2007 Bonus

For the fiscal year ended December 31, 2007, the Board of Directors set the percentage of the participants' annual salary at 150% for the Chief Executive Officer and between 60% and 100% for the other executive officers, depending on the specific officer position.

The selected corporate performance criterion for purposes of the fiscal year 2007 bonus award for all executive officers other than operating Vice Presidents was distributable cash per unit. The selected corporate performance criteria for operating Vice Presidents were distributable cash per unit and divisional net margin.

For fiscal year 2007 the minimum level of achievement was not attained and no bonuses were paid to any of the executive officers.

Particulars Related to 2008 Bonus

For 2008, the percentage of each participants' annual salary subject to a bonus award was unchanged from 2007. In particular, the Board of Directors set the percentage of the participants' annual salary at 150% for the Chief Executive Officer and between 60% and 100% for the other executive officers, depending on the specific officer position. Based on the current salary of each Participant in the Bonus Program (which are subject to review in May 2008), the maximum payment pursuant to the Bonus Program to the executive officers (other than the Chief Executive Officer) in 2008 is $1,792,000 and the maximum payment pursuant to the Bonus Program to the Chief Executive Officer in 2008 is $712,500.

The selected corporate performance criterion for purposes of the fiscal year 2008 bonus award for five of the executive officers is net cash per unit. The selected corporate performance criteria for the other four executive officers include net cash per unit and variations of net margin (as defined and calculated in Management's Discussion and Analysis of the Fund) and specific individual deliverables.

Trust Unit Rights

In order to ensure that management has a continuing stake in the long-term success of Newalta and return of value to Unitholders, the executive officers are granted Trust Unit Rights and other members of management are granted cash appreciation rights.

In March 2007, an aggregate of 230,000 Trust Unit Rights were granted to the executive officers of Newalta Corporation (as a group) at an exercise price of $25.50 per right.

Following the review and analysis in May 2007 of, among other compensation arrangements, long term incentive practices of Newalta's peer group to determine typical industry treatment of long term incentives, the Board of Directors, upon recommendation of the Compensation Committee, resolved to grant 90,000 Trust Unit Rights (at an exercise price of $25.19 per right) and 120,000 TUARs. Each TUAR entitled the holder thereof to receive a cash payment (subject to statutory withholding obligations) from Newalta Corporation in an amount equal to the positive difference in the trading price of the Trust Units (based on a five-day volume weighted average trading price of the Trust Units traded through the facilities of the TSX) on the trading days immediately preceding the date of grant and the expiry date. The recipients of the TUARs were granted an equivalent number of replacement Trust Unit Rights in March 2008 at an exercise price equal to the grant price of the TUARs of $25.19 per Trust Unit Right. Since the trading price of the Trust Units on the expiry date was less than the trading price on the date of grant (being $25.19), no cash payments were made to the holders of the TUARs and the TUARs have expired in accordance with their terms.

Accordingly, in 2007, an aggregate of 320,000 Trust Unit Rights were granted to the executive officers as a group (representing approximately 29.8% of the Trust Unit Rights granted by Newalta Fund in 2007 and approximately 0.8% of the outstanding Trust Units on December 31, 2007). See "Compensation of Executive Officers and Directors – Trust Unit Rights Incentive Plans".

Compensation of the Chief Executive Officer

The Board of Directors, with input from the Compensation Committee, annually assesses the performance of the Chief Executive Officer and provides him with a written performance review. In determining Mr. Cadotte's annual salary, the Compensation Committee considered the relative salary level of Mr. Cadotte as compared with the salary levels for chief executive officers of the peer group, Mr. Cadotte's management experience, and demonstrated competence in managing Newalta Corporation.

For the fiscal year ended December 31, 2007, the Chief Executive Officer's annual salary, was $454,166 and no bonus was paid. Mr. Cadotte's current salary is $475,000 per annum (subject to review in May 2008) and the maximum payment in 2008 to Mr. Cadotte pursuant to the Bonus Program is 150% of his annual salary as at December 31, 2008 (currently calculated as $712,500).

In addition, Mr. Cadotte was granted 75,000 Trust Unit Rights on March 16, 2007 at an exercise price of $25.50 per right and 25,000 TUARs on May 17, 2007.

Presented by the Compensation Committee

The foregoing report on Executive Compensation is submitted by the Compensation Committee on behalf of the Board of Directors.

Barry D. Stewart, Chair
R. H. (Dick) Pinder, Member
Gordon E. Pridham, Member

Trust Unit Performance Graph

The following graph and table compare the yearly percentage change (converted into a fixed investment) in the cumulative Unitholder return on the Trust Units of Newalta Fund (assuming a $100 investment was made on December 31, 2002) with the cumulative total return of the S&P/TSX Composite Index for the period which commenced on December 31, 2002 and ended on December 31, 2007, assuming reinvestment of dividends and distributions.


Newalta Income Fund
S&P/TSX Composite Index
$800
$750
$700
$650
$600
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$-
2002
2003
2004
2005
2006
2007

	Cumulative Total Return					
	2002	2003	2004	2005	2006	2007
Newalta Income Fund[(1)]	100	245.13	366.16	515.72	533.28	381.10
S&P/TSX Composite Index	100	124.29	139.79	170.42	195.15	209.13

Note:

(1) Upon completion of the Arrangement, Newalta Corporation ceased trading common shares and Newalta Fund began trading Trust Units. Therefore, in respect of the period prior to March 6, 2003, information is shown in respect of share performance for Newalta Corporation. In respect of the period subsequent to March 6, 2003, information is shown in respect of Trust Unit performance for Newalta Fund.

Compensation of Directors

Compensation of Directors is reviewed by the Compensation Committee and the Board of Directors in May of each year. See "Report on Executive Compensation – Compensation Consultant and Peer Group". As at June 1, 2007 and for the remainder of 2007, the compensation policy provides the following for each director of Newalta Corporation (other than full time employees of Newalta Corporation):

- an annual retainer fee of $35,000, together with a per meeting fee of $1,500;
- the Chair of the Board of Directors is to receive an additional annual fee of $40,000;
- the Chair of each of the Audit Committee and Compensation Committee is to receive an additional annual fee of $10,000, together with a per committee meeting fee of $2,250;
- the Chair of each other committee is to receive an additional annual fee of $5,000, together with a per committee meeting fee of $2,250;
- the members of each committee (other than the Chair) are to receive a per committee meeting fee of $1,500;
- a travel fee equal to the meeting fee for each out-of-town trip to attend meetings; and
- the reimbursement of reasonable expenses.

For the fiscal year ended December 31, 2007, the aggregate compensation paid or payable to directors of Newalta Corporation (excluding the reimbursement of reasonable expenses) was $457,705. Newalta Fund did not pay any fees to the trustees for the fiscal year ended December 31, 2007. The following table sets forth details with respect to the fees payable (excluding the reimbursement of reasonable expenses) to each director (other than full time employees of Newalta Corporation) during the fiscal year ended December 31, 2007.

Director	Annual Director Retainer ($)	Board Meeting Fee[(1)] ($)	Committee Chair Fee ($)	Committee Meeting Fee ($)	Travel Fee ($)	Total ($)
Robert M. MacDonald	30,834	11,800	--	10,200	7,300	60,134
R. Vance Milligan	30,834	11,800	5,000	11,000	1,500	60,134
Felix Pardo	30,834	11,800	5,000	12,400	8,800	68,834
R.H. (Dick) Pinder	30,834	13,300	10,000	10,750	1,500	66,384
Gordon E. Pridham	30,834	11,800	--	8,700	5,800	57,134
Clayton H. Riddell	64,584[(2)]	13,300	--	--	1,500	79,384
Barry D. Stewart	30,834	11,800	7,917	10,850	4,300	65,701
Total	249,588	85,600	27,917	63,900	30,700	457,705

Notes:

(1) Includes fees paid to directors for site visits in 2007. If a site visit is scheduled on the same date as a meeting of the Board or a Committee, then no additional fee is paid to an attending director. The one site visit in 2007 occurred immediately following a meeting of the EH&S Committee and the Corporate Governance and Nominating Committee.

(2) Includes $33,750 for the chair retainer.

In addition, directors (other than full time employees of Newalta Corporation) were entitled to receive Trust Unit Rights under the 2006 Plan. During 2007, 17,500 Trust Unit Rights (representing approximately 1.6% of the Trust Unit Rights granted by Newalta Fund in 2007 and approximately 0.04% of the outstanding Trust Units on December 31, 2007) at $25.50 per right were granted to such directors (2,500 Trust Unit Rights to each such director) and 52,500 TUARs were granted to such directors on May 17, 2007 (7,500 TUARs to each such director) with an expiry date of March 13, 2008. Each TUAR entitled the holder thereof to receive a cash payment (subject to statutory withholding obligations) from Newalta Corporation in an amount equal to the positive difference in the trading price of the Trust Units (based on a five-day volume weighted average trading price of the Trust Units traded through the facilities of the TSX) on the trading days immediately preceding the date of grant and the expiry date. The TUARs were granted to the directors of Newalta Corporation following the review of compensation matters in May 2007 and were designed to act as a bridging mechanism until the next annual grant of Trust Unit Rights in March 2008. Accordingly, all directors were granted an equivalent number of Trust Unit Rights in March 2008 at an exercise price equal to the grant price of the TUARs of $25.19 per Trust Unit Right. Since the trading price of the Trust Units on the expiry date was less than the trading price on the date of grant (being $25.19), no cash payments were made to the holders of the TUARs and the TUARs have expired in accordance with their terms.

Neither Newalta Fund nor Newalta Corporation has a retirement policy of its trustees or directors.

Trust Unit Ownership Requirements for Directors

The Board of Directors established Trust Unit ownership requirements for non-employee directors. The level of ownership (excluding Trust Unit Rights) is Trust Units with a market value equal to at least five times the annual retainer. All of the directors are in compliance with the Trust Unit ownership requirements.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Under the 2006 Plan (and the 2003 Plan prior to May 18, 2006), the Board of Trustees may from time to time designate directors, officers, employees and consultants of Newalta Fund and its subsidiaries and affiliates, including Newalta Corporation, to whom Trust Unit Rights may be granted and the number of rights to be granted to each participant. The following table sets forth details with respect to the Trust Unit Rights Incentive Plans as at December 31, 2007.

Plan Category	Number of Trust Units to be Issued Upon Exercise of Outstanding Rights	Weighted-Average Exercise Price of Outstanding Rights	Number of Trust Units Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by securityholders			
2003 Plan	823,050	$19.29	Nil
2006 Plan	1,440,000	$27.47	1,378,329
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,263,050	$24.50	1,378,329

INDEBTEDNESS OF TRUSTEES AND EXECUTIVE OFFICERS

No executive officer, trustee, director, employee, former executive officer, former trustee, former director or former employee is, or has been, indebted to Newalta Fund or its affiliates.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as discussed herein, there are no material interests, direct or indirect, of trustees, directors, executive officers, any Unitholder who beneficially owns, directly or indirectly, or who exercise control or direction over, more than 10% of the outstanding Trust Units or any known associate or affiliate of such persons, in any transaction within the most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Newalta Fund or any of its subsidiaries.

CORPORATE GOVERNANCE

The following information summarizes the current approach to corporate governance and corporate governance practices of Newalta Fund and Newalta Corporation. In this section the reference to the Board includes the Board of Trustees and the Board of Directors, unless the context otherwise requires.

Board Mandate

The Board acknowledges its responsibility for the stewardship of Newalta Fund. Limits on authority and responsibilities have been adopted with a view to ensuring that management activities and decisions have the full support of the Board. The position description for the Board includes, among other things, approval of annual operating and capital budgets, material acquisitions and dispositions, selection of principal advisors to Newalta Fund and Newalta Corporation, major financing transactions, including the issuance of Trust Units, debt or other securities, appointment of officers and related compensation (upon recommendation of the Compensation Committee), benefit plans, trust unit rights incentive plan and the granting of Trust Unit Rights, together with any material contract or arrangement as to warrant Board consideration. A copy of the Terms of Reference of the Board of Trustees is attached as Appendix "B" to this Information Circular.

Board Structure and Composition

The Board of Trustees and the Board of Directors are comprised of the same members. The Board is comprised of nine members. Messrs. MacDonald, Pardo, Pinder, Pridham, Riddell and Stewart are independent trustees. The three non-independent trustees are Messrs. Cadotte and Sifton who are the Chief Executive Officer and Chief Financial Officer respectively, and Mr. Milligan, counsel at Bennett Jones LLP, a law firm that provides legal services to Newalta Fund and Newalta Corporation. Mr. Riddell is the non-executive Chair of the Board. Currently two-thirds of the members of the Board are independent. The Board has considered its composition and size, together with the experience, background and independence of the current members of the Board. Presently, the Board of Trustees has concluded that, the current composition and number of trustees is appropriate for the size and complexity of Newalta Fund and facilitates effective decision-making. Furthermore, the Board is of the view that Mr. Milligan, as counsel to Newalta Fund and Newalta Corporation, is well positioned to be an effective and independent voice. See "Business to be Acted Upon at the Meeting – Election of Trustees" for information regarding other directorships of trustees.

The matter of the composition and size of the Board of Trustees is reviewed annually by the Corporate Governance and Nominating Committee. In conducting a search for candidates, the Board, through the Corporate Governance and Nominating Committee, has historically retained the services of an executive search firm to assist in the identification of candidates possessing the desired skill set.

Board Independence

As noted above, Mr. Riddell is the non-executive Chair of the Board. The Board has developed a written position description for the Chair of the Board. The Corporate Governance and Nominating Committee, together with the Chair of the Board, has the responsibility for ensuring that the Board functions independently of management and administers the relationship of the Board with management. Specifically, the Chair of the Board in consultation with the Corporate Governance and Nominating Committee, consults with the Chief Executive Officer on the selection of committee members and chairs of committees, board meeting agendas and the format and nature of information provided to the Board. The Corporate Governance and Nominating Committee is responsible for making recommendations to the Board with respect to nominees to the Board. As the Board is of the view that Mr. Milligan is an effective and independent voice, Mr. Milligan, as Chair of the Corporate Governance and Nominating Committee, is involved in the nomination process.

Performance Assessment

Every two years, each member of the Board completes a detailed questionnaire which includes a self-assessment. The Corporate Governance and Nominating Committee approves the content of the questionnaire which includes a careful examination of the Board, its role, its objectives and its relationship with management. In addition, assessments and peer review of each committee and individual directors are conducted at the same time. The Chair of the Corporate Governance and Nominating Committee then analyzes the feedback and presents it to the full Board, including the Chief Executive Officer. A follow-up questionnaire is prepared based on the findings obtained from the detailed questionnaire and is completed by each member of the Board in alternating years. A detailed performance assessment was undertaken in 2006 with the follow-up assessment being undertaken in 2007.

Orientation and Education Program

New director orientation packages include all key legal requirements, by-laws, their duties and responsibilities, key Newalta Fund, Newalta Corporation and Board policies and procedures, mandates of the Board and each committee, organizational charts and copies of the public disclosure documents of Newalta Fund. Newalta Corporation conducts information sessions and strategy sessions for all directors and, further, arranges for and encourages designated site visits to afford an opportunity to observe operations and meet field operating personnel. Site visits often require a half day of personal time and in 2007, Board members visited the principal office of the Québec Business Unit located in Brossard as well as the Chateauguay Facility and the facility at which the lead operations are conducted (Ville Ste. Catherine). In 2006, Board members visited the following operational sites: (i) Stauffer, Alberta; (ii) Rexdale, Ontario; and (iii) the Stoney Creek Landfill in Ontario.

Newalta has also increased the support provided to Board members in attending outside seminars and courses. In addition, all members of the Board are members of the Institute of Corporate Directors (which provides access to information and events on a range of current governance issues) and the seminar fee for the seminar program presented by the Institute of Corporate Directors is paid for by Newalta Corporation.

Meetings of the Board

The Board endeavors to meet at least four times annually. Meetings of the Board of Trustees usually occur immediately following meetings of the Board of Directors. In addition, the Board may hold unscheduled additional meetings from time-to-time as business needs require. The Board of Trustees and Board of Directors each had eight meetings in Newalta Fund's last financial year.

The Board holds a portion of each meeting without the presence of management representatives. During the past year the Board and Committees increased the frequency with which the members meet with only independent directors as well as the specific time during a meeting at which non-management directors hold their in-camera session. In particular, at the beginning of each Board meeting, the Board met without management present and, immediately prior to the conclusion of a Board meeting, the Board met again without management present. Following the second in-camera session, the independent directors met without the non-independent directors. A similar process was undertaken with respect to meetings of each Committee. This process was implemented during 2007.

Expectations of Management

The Board monitors and assesses management through regular contact at Board meetings and informal discussions. The Board reviews management's recommendations on significant issues. Management brings significant tactical and strategic issues to the Board's attention for discussion, direction and, where appropriate, approval. The Board approves the annual business objectives and key results for which the Chief Executive Officer is responsible. The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer.

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the "Code") for trustees, directors, officers and employees. A copy of the Code is available on SEDAR, which can be accessed at www.sedar.com. The Board monitors compliance with the Code by having trustees, directors, officers and employees acknowledge in writing their review of, and agreement to be bound by, the Code. This acknowledgment is undertaken: (i) by trustees, directors, officers and employees at the beginning of their employment or election to the board; (ii) by trustees, directors, officers and senior management annually thereafter; and (iii) annually or every three years after commencement of employment, depending on the employee's classification.

The Code also outlines guidelines relating to conflicts of interest. In particular, each trustee, director and officer who is a party to a material contract or proposed material contract with Newalta Corporation or is a director or an officer of, or has a material interest in, any person who is a party to a material contract or proposed material contract with Newalta Corporation is required to disclose in writing to the Chair of Newalta Corporation the nature and extent of the trustee's, director's or officer's interest. Officers and employees are required to disclose to the appropriate Vice President in writing all business, commercial or financial interests and activities which might reasonably be regarded as creating an actual or potential conflict with their duties of employment. Senior management will determine whether a conflict of interest does or could exist and, if necessary, advise the officer or employee of what steps should be taken.

The Code also contains the "whistle blower" policy of Newalta Fund which sets forth the procedure for individuals to make complaints regarding accounting, financial and auditing matters on a confidential and anonymous basis. Complaints are handled either by the Chair of the Audit Committee or the Director, Risk and Internal Control of Newalta Corporation.

Unitholder Communication

The Board has delegated responsibility for communications with Unitholders and the investment community to the senior management with a view to ensuring effective communication of all relevant aspects of Newalta Fund's activities. Unitholder communication is handled principally by the Director, Investor Relations.

Committees and Composition

Currently, the Board has established four committees (the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee), with each committee consisting of a minimum of three individuals. It is a requirement of the Audit Committee that all members be independent trustees and a requirement of all other committees that all members be outside directors and that a majority of such members be unrelated (non-management) to Newalta Fund and Newalta Corporation. Each of the Audit Committee and the Compensation Committee are composed entirely of independent directors. Each of the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee are comprised of three members, two of which are independent and one of whom is not independent (Mr. Vance Milligan).

The Board designates one member of each committee as its Chair. The Board has developed a written position description for the Chair of each committee. Each member of the Audit Committee is required to have the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements of Newalta Fund. The Board gives consideration to the periodic rotation of membership of each committee and, from time to time as the Board sees fit, the chair of the committees.

The Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee report to the Board and are comprised of directors of Newalta Corporation. The Audit Committee is a committee of the Board of Trustees and is comprised of trustees.

The committees, their current members and the number of times they met during the past financial year are set forth below.

Committee	Members	Number of Meetings
Audit Committee	R.H. Pinder (Chair) Robert M. Macdonald Felix Pardo	4
Compensation Committee	Barry D. Stewart (Chair) R.H. Pinder Gordon E. Pridham	3
Corporate Governance and Nominating Committee	R. Vance Milligan (Chair) Gordon E. Pridham Robert M. MacDonald	3
Environment, Health and Safety Committee	Felix Pardo (Chair) R. Vance Milligan Barry D. Stewart	3

Committee Meetings and Attendance

Regular meetings of the committees are held throughout the year as required, and the Audit Committee meets at least four times per year in conjunction with the review and approval of the annual and interim financial statements and management's discussion and analysis and the press releases related thereto.

The following table reflects the attendance of each of the trustees/directors for the year ended December 31, 2007 for meetings of the Board of Directors and committees of the Board of which they were a member (excluding site visits at facilities operated by Newalta Corporation).

	Number of Meetings Attended[(1)]	
Director	**Board**	**Committee**
Alan P. Cadotte	8/8	12/13[(2)]
Robert M. MacDonald	8/8	7/7
R. Vance Milligan	8/8	6/6
Felix Pardo	8/8	7/7
R. H. (Dick) Pinder	8/8	6/7
Gordon E. Pridham	8/8	6/6
Clayton H. Riddell	8/8	N/A
Ronald L. Sifton	8/8	4/4[(3)]
Barry D. Stewart	8/8	6/6

Notes:

(1) Number of meetings attended does not include a site visit that was conducted in 2007 and attended by all Board members.

(2) Mr. Cadotte is not a member of any Board committees. At the request of the various committees, Mr. Cadotte attended all of the meetings of each committee other than one Audit Committee meeting. A portion of each meeting was conducted without the presence of Mr. Cadotte. It is anticipated that in 2008 Mr. Cadotte will not attend committee meetings as a mater of course, but will make himself available upon request.

(3) Mr. Sifton is not a member of any Board committees. At the request of the Audit Committee, Mr. Sifton attended all of the meetings of the Audit Committee. A portion of each meeting was conducted without the presence of Mr. Sifton.

A summary of the mandates, including activities and responsibilities, of each of the committees is set out below.

Compensation Committee

The Compensation Committee shall generally assume responsibility for assisting the Board of Directors in respect of compensation policies for Newalta Corporation, reviewing and recommending compensation strategies and proposals relating to compensation for officers, directors and employees and assessing the performance of the officers of Newalta Corporation in fulfilling their responsibilities and meeting corporate objectives. In discharging its responsibilities, the Compensation Committee reports and, where appropriate, makes recommendations to the Board in respect of the matters identified in its mandate. The Compensation Committee has authority and responsibility for:

- establishing and recommending remuneration strategies and benefit plan strategies for Newalta Corporation, with particular emphasis on the officers and directors of Newalta Corporation and key consultants to Newalta Corporation;
- assessing the performance of the Chief Executive Officer and, through the Chief Executive Officer, that of the other officers of Newalta Corporation;
- reviewing and assisting, where appropriate, in management succession planning and professional development planning for the officers of Newalta Corporation;
- establishing and recommending the compensation levels of the Chief Executive Officer and the other officers of Newalta Corporation;
- establishing compensation policy;
- recommending compensation for directors;
- reviewing the overall parameters of the trust unit rights incentive plans and recommending trust unit rights allocations for officers, directors and other employees of Newalta Corporation;
- periodically reviewing Newalta Corporation's benefit plans to ensure the appropriateness thereof; and
- reviewing, as may be required, public or regulatory disclosure respecting compensation and the basis on which performance is measured.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee shall generally assume responsibility for developing the approach of Newalta Corporation together with Newalta Fund to matters of corporate governance and, from time to time, shall review and make recommendations to the Board of Directors, as well as trustees of Newalta Fund when appropriate as to such matters. The Corporate Governance and Nominating Committee makes such rules and regulations as are necessary to carry out its responsibilities including the following:

- annually reviewing the mandates of the Board of Directors and its committees, together with the mandates of the trustees of Newalta Fund and its committees, unless otherwise reviewed by such committees and, when appropriate, recommending such amendments to those mandates as the Corporate Governance and Nominating Committee believes are necessary or desirable;
- considering and, if thought fit, approving requests from directors or committees of directors for the engagement of special advisors from time to time, unless such engagements are made directly by the relevant committees;
- preparing and recommending to the Board or trustees annually a "Statement of Corporate Governance Practices" to be included in the annual report or information circular;
- reviewing on a periodic basis the composition of the Board and trustees and ensuring that an appropriate number of independent directors sit on the Board of Directors or the trustees, as the case may be, analyzing the needs of the Board or trustees and recommending nominees who meet such needs; and
- regularly assessing the effectiveness of the Board and trustees as a whole, the committees of the Board and trustees and the contribution of individual directors and trustees, including considering the appropriate size of the Board and trustees.

In discharging the responsibilities noted above, the Corporate Governance and Nominating Committee shall consider the matters identified above as being applicable to Newalta Fund, the trustees of Newalta Fund and, where appropriate, its committees.

Audit Committee

In addition to any other duties assigned to the Audit Committee by the Board, the role of the Audit Committee includes meeting with the external auditor and the senior financial management of Newalta Fund to review all financial statements which require approval by the Board of Trustees, including the press release disclosing the annual financial statements and management's annual discussion and analysis. The Audit Committee is charged with, among others, the following specific responsibilities:

- overseeing the work of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Newalta Fund and/or Newalta Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;
- discussing with the external auditor the scope of the audit, in particular their view of the quality of Newalta Fund's and/or Newalta Corporation's accounting principles as applied in the financial statements in terms of disclosure quality and evaluation methods, inclusive of the clarity of Newalta Fund's and/or Newalta Corporation's financial disclosure and reporting, degree of conservatism or aggressiveness of Newalta Fund's and/or Newalta Corporation's accounting

principles and underlying estimates and other significant decisions made by management in preparing the financial disclosure and reviewed by the auditors;

- discussing with the external auditor significant changes in Newalta Fund's and/or Newalta Corporation's accounting principles, practices or policies and new developments in accounting principles, reporting matters or industry practices which may materially affect Newalta Fund and/or Newalta Corporation;
- reviewing and recommending for approval to the Board of Trustees, Newalta Fund's and/or Newalta Corporation's year-end audited financial statements, MD&A and earnings press releases before the information is reviewed by the Board of Trustees;
- reviewing and approving Newalta Fund's and/or Newalta Corporation's interim financial statements, interim MD&A and interim earnings and press releases before the information is publicly disclosed;
- receiving from the external auditor a formal written statement delineating all relationships between the auditor and Newalta Fund and/or Newalta Corporation and considering whether the advisory services performed by the external auditor during the course of the year have impacted their independence, considering whether any relationship or services between the external auditor and Newalta Fund and/or Newalta Corporation is in existence which may affect the objectivity and independence of the auditor and recommending appropriate action to ensure the independence of the external auditor; and
- reviewing with the external auditor, having regarding to the scope of their audit, the adequacy of management's internal control over financial reporting relating to financial information and management information systems and inquiring of management and the external auditor about significant risks and exposures to Newalta Fund and/or Newalta Corporation that may have a material adverse impact on Newalta Fund and/or Newalta Corporation's financial statements, and inquiring of the external auditor as to the efforts of management to mitigate such risks and exposures.

The Audit Committee has approved certain non-audit services, subject to a maximum annual expenditure level. The Audit Committee has delegated responsibility to the Chair of the committee for the pre-approval of non-audit services to be provided to Newalta Fund and Newalta Corporation by the external auditors outside of the foregoing policy.

The Director, Risk and Internal Control reports directly to the Chief Financial Officer and is responsible for the evaluation of business systems and the identification and implementation of process changes aimed at improving internal controls, business efficiency and effectiveness. Newalta Corporation has also grown the department of Risk and Internal Control due to its emphasis on business process and internal control evaluation and improvement and building sustainability of the legislative requirements.

Environment, Health and Safety Committee

The Environment, Health and Safety Committee shall, in addition to any other duties and responsibilities specifically delegated to it by the Board, generally consider and assume oversight responsibility for the approach by Newalta Corporation regarding matters relating to the environment, occupational health and safety and, from time to time, review and, as considered appropriate, make recommendations and report to the Board in respect of such matters, consistent with the committee's oversight responsibility. Specifically, the Environment, Health and Safety Committee has oversight responsibility for:

- considering material policies, practices and procedures of Newalta Corporation in the area of the environment, occupational health and safety;
- considering, reviewing and monitoring management's approaches in addressing key risks in the areas of the environment, occupational health and safety;
- considering and reviewing the principal programs and initiatives of Newalta Corporation relating to the development and implementation of policies, practices and procedures developed by management so as to be in compliance with legislation regulating the environment, occupational health and safety; and
- reviewing major environmental, occupational health and safety incidents and considering the preventative practices and policies of Newalta Corporation, with management to appraise the committee of any significant legal or financial liabilities resulting from such incidents.

ADDITIONAL INFORMATION

Additional information relating to Newalta Fund is available through the Internet on SEDAR, which can be accessed at www.sedar.com. Information relating to the Charter of the Audit Committee, the composition of the Audit Committee, whether such members are independent and financially literate, their relevant education and experience and the service fees paid by Newalta Fund to its external auditor is provided in the Annual Information Form of Newalta Fund for the most recently completed financial year. Financial information of Newalta Fund is provided in the comparative financial statements and management discussion and analysis of Newalta Fund for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of Newalta Fund may be obtained from Newalta Corporation at 211 – 11th Avenue S.W. Calgary, Alberta T2R 0C6 or by facsimile at (403) 806-7032.

APPENDIX "A"

SUMMARY OF THE UNITHOLDER RIGHTS PLAN

Please see "Approval of Unitholder Rights Plan" in the Management Information Circular and Proxy Statement to which this Appendix is attached for a discussion of the Rights Plan and the reasons for the Board of Trustees recommending its approval.

Capitalized terms used but not specifically defined in this Appendix shall have the meanings ascribed thereto in the Management Information Circular and Proxy Statement.

The following summary of the Rights Plan is qualified in its entirety by reference to the complete text of the Unitholder Rights Plan Agreement (the "Agreement") to be entered into between Newalta Fund and Valiant Trust Company, as rights agent, in connection with the Rights Plan (if approved at the Meeting). The Agreement shall govern in the event of any conflict between the provisions thereof and this summary. A Unitholder may obtain a draft copy of the Agreement by contacting the Vice President, General Counsel & Corporate Secretary of the Administrator at 211 – 11th Avenue S.W., Calgary, Alberta T2P 0C6 or by facsimile at (403) 806-7032.

Definitions

(a) **"Convertible Security"** shall mean a security convertible, exercisable or exchangeable into a Voting Unit;

(b) **"Independent Unitholders"** means holders of Voting Units (as defined below), other than:

  (i) any Acquiring Person (as defined below);

  (ii) any Offeror (as defined below), other than a person referred to in clause 1.1(f)(iii)(B) of the Agreement;

  (iii) any affiliate or associate of such Acquiring Person or Offeror;

  (iv) any person acting jointly or in concert with such Acquiring Person or Offeror; and

  (v) any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of Newalta Fund or a subsidiary of Newalta Fund, unless the beneficiaries of the plan or trust direct the manner in which the Voting Units are to be voted or direct whether the Voting Units are to be tendered to a Take-over Bid;

(c) **"Offer to Acquire"** shall include:

  (i) an offer to purchase or a solicitation of an offer to sell or a public announcement of an intention to make such an offer or solicitation; and

  (ii) an acceptance of an offer to sell, whether or not such offer to sell has been solicited;

  or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(d) **"Offeror"** shall mean a person who has announced a current intention to make or who is making a Take-over Bid, but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

(e) **"Take-over Bid"** shall mean an Offer to Acquire Voting Units and/or Convertible Securities, if, the Voting Units, together with the Voting Units into which the Convertible Securities are convertible, if applicable, are subject to the Offer to Acquire and constitute in the aggregate 20% or more of the outstanding Voting Units at the date of the Offer to Acquire; and

(f) "**Voting Units**" shall mean Newalta Fund Units and any other securities in the capital of Newalta Fund entitled to vote generally in the election of the directors of the Administrator.

Term

If approved at the Meeting, the Rights Plan will be adopted immediately following the Meeting and (subject to earlier termination in accordance with its terms) will remain in effect until the Expiration Time, which pursuant to the Rights Plan is defined as the earlier of: (i) the date at which the Rights are redeemed due to operation of the Rights Plan; or (ii) termination of the annual meeting of Unitholders in 2011, unless a majority of (a) Unitholders, and (b) Independent Unitholders voting in person or by proxy at the relevant meeting, approve, by ordinary resolution, the extension of the term.

Issue of Rights

One right (a "Right") will be issued by Newalta Fund in respect of each Trust Unit that is outstanding at the close of business on the effective date of the Agreement (the "Effective Date"). One Right will also be issued for each additional Trust Unit issued after the Effective Date and prior to the earlier of the Separation Time (as defined below) and the time at which the Rights expire and terminate.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per Trust Unit unless the Rights separate from the underlying Trust Units in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights will also not change the manner in which Unitholders currently trade their Trust Units, and is not intended to interfere with Newalta Fund's ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the Trust Units in connection with which they were issued, until the "Separation Time", being the close of business on the tenth trading day after the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a Take-over Bid that does not qualify as a Permitted Bid (as defined below), or such later time as the Board of Trustees may determine.

Acquiring Person

A person will be considered to be an Acquiring Person for the purposes of the Rights Plan if it acquires beneficial ownership (within the meaning of the Agreement) of 20% or more of the outstanding Trust Units other than certain types of acquisitions.

Consequences of a Flip-in Event

A "Flip-in Event" refers to any transaction or event pursuant to which a person becomes an Acquiring Person. Following the occurrence of a Flip-in Event as to which the Board of Trustees has not waived the application of the Rights Plan, each Right held by:

(a) an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

(b) any other Unitholder shall entitle the holder thereof to purchase additional Trust Units at a substantial discount to their prevailing market price at the time.

Permitted Bid Requirements

An offeror may make a Take-over Bid for Newalta Fund without becoming an Acquiring Person (and therefore subject to the consequences of a Flip-in Event described above) if it makes a Take-over Bid (a "Permitted Bid") that meets certain requirements, including that the bid must be:

(a) made pursuant to a formal take-over bid circular under applicable securities legislation;

(b) made to all registered holders of Trust Units (other than the Offeror); and

(c) subject to irrevocable and unqualified provisions that:

(i) the bid will remain open for acceptance for at least 60 days from the date of the bid;

(ii) the bid will be subject to a minimum tender condition of more than 50% of the Trust Units held by independent Unitholders; and

(iii) the bid will be extended for at least 10 business days if more than 50% of the Trust Units held by Independent Unitholders are deposited to the bid (and the Offeror shall make a public announcement of that fact).

A competing Take-over Bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 60 days after such bid is commenced) as the Permitted Bid that is outstanding (subject to the current statutory minimum bid period of 35 days from commencement), will be considered to be a "Permitted Bid" for the purposes of the Rights Plan.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by reason of entering into an agreement (a "Permitted Lock-Up Agreement") with a Unitholder pursuant to which the Unitholder (the "Locked-Up Person") agrees to deposit or tender its Trust Units to a Take-over Bid (the "Lock-Up Bid") made by that person, provided that the agreement meets certain requirements, including that:

(a) the terms of the agreement are publicly disclosed and a copy is publicly available;

(b) the Locked-Up Person can terminate its obligation under the agreement in order to tender its Trust Units to another Take-over Bid or transaction where:

(i) the offer price or value of the consideration payable is (A) greater than the price or value of the consideration per Trust Unit under the Lock-Up Bid or (B) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid; and

(ii) if less than 100% of the number of outstanding Trust Units held by Independent Unitholders are offered to be purchased under the Lock-Up Bid, the number of Trust Units offered to be purchased under the other Take-over Bid or transaction (at an offer price not lower than pursuant to the Lock-Up Bid) is (A) greater than the number offered to be purchased under the Lock-Up Bid or (B) equal to or greater than a specified number, which cannot be more than 107% of the number offered to be purchased under the Lock-Up Bid; and

(c) if the Locked-Up Person fails to deposit its units to the Lock-Up Bid, no "break fees" or other penalties that exceed, in the aggregate, the greater of (A) 2.5% of the price or value of the consideration payable under the Lock-Up Bid and (B) 50% of the increase in consideration resulting from another Take-over Bid or transaction, shall be payable by the Locked-Up Person.

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on Trust Unit certificates representing Trust Units issued after the effective date of the Agreement. Although Rights will also be attached to Trust Units outstanding on the Effective Date, certificates representing Trust Units issued before the Effective Date will not (and need not) bear the legend. Unitholders will not be required to return their certificates to be entitled to the benefits of the Rights Plan.

From and after the Separation Time, Rights will be evidenced by separate certificates.

Before the Separation Time, Rights will trade together with, and will not be transferable separately from, the Trust Units in connection with which they were issued. From and after the Separation Time, Rights will be transferable separately from the Trust Units.

Waiver

A potential offeror for Newalta Fund that does not wish to make a Permitted Bid can nevertheless negotiate with the Board of Trustees to make a formal Take-over Bid on terms that the Board of Trustees considers fair to all Unitholders, in which case the board may waive the application of the Rights Plan. Any waiver of the Rights Plan's application in respect of a particular Take-over Bid will constitute a waiver of the Rights Plan in respect of any other formal Take-over Bid made while the initial bid is outstanding.

The Board of Trustees may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding trust units of Newalta Fund within 14 days or such other date as the Board of Trustees may determine.

With Unitholder approval, the Board of Trustees may waive the application of the Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other Take-over Bid in respect of which the Board of Trustees has waived the Rights Plan's application.

With Unitholder approval, the Board of Trustees may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Advisors, etc.

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Trust Units, are effectively exempted (through the definition of "beneficial ownership" under the Rights Plan) from triggering a Flip-in Event provided that they are not in fact making, either alone or jointly or in concert with any other person, a Take-over Bid.

Trustees' Duties

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board of Trustees to act honestly and in good faith with a view to the best interests of Newalta Fund. In the event of a Take-over Bid or any other such proposal, the Board of Trustees will still have the duty to take such actions and make such recommendations to Unitholders as are considered appropriate.

Amendments

Newalta Fund may, prior to the Meeting, amend the Agreement without Unitholder approval. If the Rights Plan is approved at the Meeting, amendments will thereafter be subject to the approval of a majority of: (a) Unitholders; and (b) Independent Unitholders, voting, in each case, in person or by proxy at the applicable meeting, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of Unitholders) make amendments that are necessary to maintain the Rights Plan's validity as a result of changes in applicable legislation, rules or regulations.

After adoption, any amendments will also be subject to the approval of the TSX.

APPENDIX "B"

NEWALTA INCOME FUND

TERMS OF REFERENCE OF THE BOARD OF TRUSTEES

1. General Powers of the Trustees

The Deed of Trust (the "Deed of Trust") pursuant to which Newalta Income Fund (the "Fund") was established confers to the Trustees of the Fund the powers and authorities necessary to manage the business and affairs of the Fund. More specifically, Schedule 1 hereto sets out the powers and authorities which may be exercised by the Trustees in their sole judgment and discretion without any action or consent by the Unitholders of the Fund. The powers of the Trustees may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all Trustees entitled to vote on the resolution. For purposes of these Terms of Reference, Unitholders mean at any time the beneficiaries of the Fund who are the holders at that time of one or more Units, as shown on the registers of such holders maintained by the Fund or by the Transfer Agent on behalf of the Fund.

The Deed of Trust also contains restrictions on the powers of the Trustees. Schedule 1 sets forth certain prohibitions on the powers of the Trustees, without securing approval of Unitholders by special resolution.

2. Standard of Care and Duties

The Trustees shall act honestly and in good faith with a view to the best interests of the Fund and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the *Business Corporations Act (Alberta)*. Each Trustee, in his capacity as trustee, shall not be required to devote his entire time to the investments and affairs of the Fund.

Trustees should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Trustees. Each Trustee should ask such questions as may be necessary and be supplied with all necessary information on which to base his decisions. Trustees should be familiar with the business and affairs of the Fund and have a basic understanding of the principal operational and financial objectives, strategies and plans of the Fund, the results of operations and the financial condition of the Fund.

In order to fulfill his duties to the Fund, each Trustee should: (i) prepare for meetings of the Trustees; (ii) be informed about the current and proposed activities of the Fund; (iii) review the minutes of meetings, including any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) consider whether the minutes of the previous meeting of the Trustees represent the discussions that took place and the resolutions that were passed; and (vi) be attentive to matters arising in respect of the Fund's activities.

3. Mandate re: Stewardship Responsibility and Core Functions

The Trustees of Newalta Income Fund (the "Fund") acknowledges its responsibility for the stewardship of the Fund, including responsibility for the following matters:

(a) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (CEO) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b) the adoption of a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(c) the identification of the principal risks of the Fund's business and ensuring the implementation of appropriate systems to manage those risks;

(d) succession planning, including appointing, training and monitoring senior management;

(e) the adoption of a communications policy for the Fund;

(f) the Fund's internal control and management information systems; and

(g) developing the Fund's approach to corporate governance, including developing a set of governance principles and guidelines that are specifically applicable to the Fund.

The Trustees have identified the following core functions:

(a) choosing the CEO and ensuring that the senior management team is sound, focused and capable of successfully managing the enterprise;

(b) setting the broad parameters within which the management team operates, including adopting a strategic planning process and approving a strategic direction; defining a framework to monitor the management of business opportunities and risks, and related matter;

(c) providing direction and advice to the CEO and the management team;

(d) monitoring and assessing the performance of the CEO; and

(e) providing assurance to securityholders and stakeholders about the integrity of the Fund's financial performance.

4. Limitations on Liability of Trustees

The Trustees shall only be liable, answerable and accountable for their own actual fraud, dishonesty or gross negligence. Without limiting the generality of, and subject to, the foregoing, no Trustee shall be liable for any loss or damage which may occur to the assets of the Fund, including all monies, properties and other assets as are held by the Fund and the Trustees on behalf of the Fund (the "Fund Assets"), or any part of the Fund Assets at any time from any cause whatsoever, including:

(a) the exercise or failure to exercise a discretion or power, or the refusal or failure to concur in the exercise of a discretion or power;

(b) the failure to attend to, interfere with, or inquire into the management of persons, the securities of which form part of the Fund Assets;

(c) the reliance in good faith upon the opinion or advice of counsel as to the interpretation of the Deed of Trust in any respect, or as to any other issue that may arise; or

(d) the reliance upon the opinion or advice of any other professional person in a matter apparently falling within his/her professional expertise.

The Deed of Trust provides that Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Fund arising out of anything done or permitted or omitted to be done in respect to the affairs of the Fund. Further, the Deed of Trust stipulates that no property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under the Deed of Trust or under any other related agreements. As provided under the Deed of Trust, no recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any incorporator, shareholder, director, officer, employee or agent of the Trustees or any successor of the Trustees and the Fund shall be solely liable therefor and resort shall be had solely to the Fund Assets for payment or performance thereof. In the exercise of the powers, authorities or discretion conferred upon the Trustees under the Deed of Trust, the Deed of Trust provides that Trustees are and shall be conclusively deemed to be acting as trustees of the Fund Assets. Pursuant to the Deed of Trust, the Trustees will use reasonable efforts to ensure that a contractual provision is included in respect of any obligations or liabilities, including agreements to the effect that neither the Unitholders nor the Trustees have any personal liability or obligations in respect thereof. An appropriate provision would be as follows:

"The parties hereto acknowledge that the Trustees are entering into this agreement solely in their capacity as trustees on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the Trustees or any registered or beneficial holder of units of the Fund or any beneficiary under a plan of which a holder of units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Fund Assets" as defined in the Deed of Trust of the Fund dated as of January 16, 2003, as amended from time to time."

It is noted that the Deed of Trust provides that the omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustees or any Unitholder. If, notwithstanding this provision, the Trustees or any Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation such Trustee or Unitholder shall be entitled to indemnity and reimbursement out of the Fund Assets to the full extent of such liability.

5. Conflicts of Interest

A Trustee who is a party to a material contract or proposed material contract with the Fund, or who is a director or officer of or has a material interest in any corporation or entity which is a party to a material contract or proposed material contract with the Fund, must disclose in writing to the Trustees, or request to have entered in the minutes of meetings of Trustees, the nature and extent of his interest and shall not vote on any resolution to approve the contract, unless the contract is one relating primarily to his remuneration as a Trustee or one for indemnity or insurance in respect of him.

The disclosure required to be made by a Trustee where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Trustees of the Fund or, if the Trustee had no interest in a proposed contract at the time of such meeting, at the first meeting of the Trustees after he acquires an interest. If the Trustee acquires an interest after a contract is made, he must disclose his interest at the first meeting of the Trustees of the Fund after acquiring the interest. If a person who has an interest in a contract later becomes a Trustee, he must disclose his interest at the first meeting of the Trustees of the Fund after he becomes a Trustee.

Subject to the foregoing, each Trustee, in his personal capacity or in any other capacity, may buy, lend upon and deal in securities of the Fund and generally may contract and enter into any financial transaction with the Fund without being liable to account for any profit made thereby.

6. Independence

A Trustee is to act in the best interests of the Fund generally and not in the interest of any one Unitholder or group of Unitholders.

7. Confidentiality

Subject to any specific policies, Trustees of the Fund have an obligation to maintain the confidentiality of matters discussed at meetings of the Trustees unless:

(a) it was clearly understood at the meeting of Trustees that the information was not required to be kept in confidence;

(b) the Trustee was required or authorized by law to disclose the information; or

(c) the Trustee was authorized expressly or implicitly by the Trustees of the Fund to disclose the information.

8. Duty Not to Misuse Information or Position

A Trustee must not misuse his position or make improper use of information acquired by virtue of his position to gain, directly or indirectly, an advantage for himself or any other person or to cause detriment to the Fund. Trustees are insiders of the Fund and, as such, must not use information about the Fund to trade in securities or to assist others to trade in securities of the Fund before the information is available to the public.

9. Communication to Unitholders

The Trustees are to comply with the Fund's applicable disclosure policy to ensure effective communication with Unitholders and the public generally. Accurate, appropriate and timely disclosure is to be made to Unitholders and to the public in respect of material information relating to the affairs of the Fund. In addition, the Trustees shall have regard to the provisions of the Deed of Trust relating to communication with Unitholders.

10. Delegation of Authority to Committees

The Trustees of the Fund may delegate authority and functions to committees of Trustees as the Trustees may, in their sole discretion, deem necessary or desirable to effect the administration of the duties of the Trustees under the Deed of Trust.

11. Matters within Sole Purview of Trustees

Unless otherwise determined by the Trustees from time to time, the following matters are within the sole purview of the Trustees and may not be delegated by the Board of Trustees to a committee of trustees or to an officer of the Fund:

(a) the submission to the Unitholders of any question or matter requiring the approval of the Unitholders;

(b) the filling of a vacancy among the Trustees or in the office of the auditor;

(c) the issuance of securities, except in the manner and on the terms authorized by the Trustees;

(d) the declaration or authorization of distributions;

(e) the purchase, redemption or other acquisition of units of the Fund, except in the manner and on the terms authorized by the Trustees;

(f) the payment of a commission to any person in consideration of: (i) his purchasing or agreeing to purchase securities of the Fund from the Fund or from any other person; or (ii) his procuring or agreeing to procure purchasers for units of the Fund; and

(g) the approval of a management proxy circular and annual information form.

12. Financial Statements

The Trustees shall approve the annual financial statements of the Fund and deliver the financial statements of the Fund, and the auditors' report thereon, for the preceding year to the Unitholders at least 21 days prior to the date of the annual meeting of the Unitholders of the Fund and within 140 days of the end of the fiscal year of the Fund.

A Trustee is required to forthwith notify both the Audit Committee and the Fund's auditors of any material error or misstatement of which he becomes aware in the audited financial statements of the Fund. The Trustees of the Fund shall prepare and issue corrected financial statements on being informed of a material error or misstatement by an auditor or former auditor and file such statements with or inform the appropriate securities regulatory authorities.

13. Auditors

On request from the Fund's auditors, each Trustee shall furnish to the auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of the Fund that he is reasonably able to furnish and which the auditors consider necessary to enable them to report on the annual financial statements.

14. Unitholder Meetings

Annual meetings of the Unitholders shall be called on or before June 30 in each year, at such time and at a place in Canada set by the Trustees.

15. Matters Requiring Trustee Approval

Until otherwise amended or specifically provided for by resolution of the Trustees, the following matters require approval of the Trustees:

(a) all matters referred to in item 11 of these Terms of Reference and identified as falling within the sole purview of the Trustees;

(b) the annual budgets for the Fund and any amendments thereto;

(c) compensation (including options, bonuses and forms of compensation) for executive officers of the Fund having regard to the recommendations of any properly constituted committee in respect of such matters and the recommendations of the Chief Executive Officer.

(d) any acquisition, disposition or other transaction involving a financial threshold in excess of an amount set by the Board of Trustees from time to time;

(e) the selection of principal advisors to the Fund, including banking, legal, and financial;

(f) the appointment of officers of the Fund;

(g) the appointment of members to committees (if any) of the Trustees;

(h) any transaction involving senior management that is outside policy or which, because of the nature of transaction or the potential for conflict because the parties are not acting at arm's length; and

(i) major and significant corporate decisions, including any contract, arrangement or transaction which would reasonably be considered to be material or of such significance as to reasonably warrant consideration by the Trustees.

The foregoing is a general overview of the roles and responsibilities of the Trustees of the Fund and is not meant to provide an exhaustive review thereof. Trustees should have regard to the specific provisions of the Deed of Trust.

SCHEDULE 1

Powers and Authorities of the Trustees (Section 9.1 of Deed of Trust)

In addition to any other powers and authorities conferred by the Deed of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees without any action or consent by the Unitholders, shall have, and may exercise at any time and from time to time, the following powers and authorities which may or may not be exercised by the Trustees in their sole judgment and discretion and in such manner and upon such terms and conditions as they may from time to time determine proper:

(a) to supervise the activities and manage the investments and affairs of the Fund;

(b) to maintain records and provide reports to Unitholders;

(c) to effect payment of distributions to the Unitholders;

(d) to invest any and all funds and monies of the Fund in the manner set forth in the Deed of Trust;

(e) to possess and exercise all the rights, powers and privileges pertaining to the ownership of any Securities (including the Shares and the Notes) comprising the Fund Assets to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(f) subject to Section 9.3 of the Deed of Trust, to sell, transfer, assign and convey, for and on behalf of the Fund, all or any portion of the Fund Assets on such terms and conditions as the Trustees shall deem to be in the best interests of the Unitholders;

(g) where reasonably required, to engage or employ on behalf of the Fund any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(h) except as prohibited by law, to delegate any of the powers and duties of the Trustees to The Fund or any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustees, except as provided in this Deed of Trust;

(i) to collect, sue for and receive all sums of money coming due to the Fund, and to engage in, intervene in, prosecute, join, defend, compromise, settle, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Fund, the assets of the Fund or the Fund's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(j) to arrange for insurance contracts and policies insuring the Fund, the Fund Assets, the business of The Fund and/or any or all of the Trustees or the Unitholders, including against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Fund or by the Trustees or Unitholders or otherwise;

(k) to cause legal title to any of the assets of the Fund to be held by and/or in the name of a Trustee, or except as prohibited by law, by and/or in the name of the Fund or any other custodian or person, on such terms, in such manner, with such powers in such person as the Trustees may determine and with or without disclosure that the Unitholders, the Fund or a Trustee is interested therein, provided however that should legal title to any of the Fund Assets be held by and/or in the name of any person or persons other than a Trustee or the Fund, the Trustees shall require such person or persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Unitholders;

(l) without limit as to amount, to borrow money or otherwise obtain credit in the name of the Fund from time to time, from any Person for the purpose of carrying out the business or any other purposes of the Fund and for such purpose to draw, make, execute and issue loan agreements, promissory notes, debentures, convertible debentures, notes or similar debt securities and other negotiable and non-negotiable instruments and evidences of indebtedness (any or all of which may contain limitations or restrictions on payments, transfers, distributions or dispositions);

(m) without limit as to amount, to lend funds to any Persons including, without limitation, The Fund, in such manner and for such purposes as have been and may be approved and determined to be in the best interests of the Unitholders by the Trustees;

(n) to guarantee, indemnify or act as a surety with respect to the payment or performance of any indebtedness, liabilities or obligations of any kind of any Person including, without limitation, The Fund or any affiliate or the Fund and, if required, to pledge Securities of such Person as security for such guarantee or indemnity;

(o) to enter into any subordination, postponement or priority agreement on behalf of the Fund with any lender or creditor to any Person, including The Fund or any affiliate of the Fund, pursuant to which, among other things, the Fund may agree to subordinate and postpone its right to receive income and to be paid on the Notes by The Fund or any such affiliate (or any other debt obligations or security of The Fund or any such affiliate to the Fund) to the rights of such lender or creditor to The Fund or any affiliate of the Fund, and which agreement may further provide, without limitation, that in the event of a default by The Fund or any such affiliate of the Fund to any of its lenders, including any such default in connection with credit or debt facilities, swap or hedging agreements or any other ancillary facilities, none of The Fund or any such affiliate of the Fund will make any further payments in respect of the Notes (or other such obligations) to the Fund, and the Fund will not make any further cash distributions to Unitholders;

(p) to charge, mortgage, hypothecate, pledge or assign on behalf of the Fund, or grant any security interest, lien or encumbrance over or with respect to, all or any portion of the currently owned or subsequently acquired Fund Assets for any purpose, including to secure any monies borrowed or other liabilities or obligations of the Fund or to secure any guarantee granted by the Fund;

(q) to issue Units for such consideration as the Trustees may deem appropriate in their sole discretion, such issuance to be subject to the terms and conditions of this Deed of Trust;

(r) to enter into and perform the obligations of the Fund under the Administration Agreement;

(s) in addition to the mandatory indemnification provided for in Section 9.8 to the extent permitted by law to indemnify, or enter into agreements with respect to the indemnification of, any person with whom the Fund has dealings including, without limitation, the Trustees, the Depository or the registrar and transfer agent, to such extent as the Trustees shall determine;

(t) without the approval or confirmation of Unitholders, enact and from time to time amend or repeal by-laws not inconsistent with this Deed of Trust containing provisions relating to the Fund, the Fund Assets and the conduct of the affairs of the Fund, but not in conflict with any provision of this Deed of Trust;

(u) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustees in connection with the Fund Assets, undertaking or income of the Fund, or imposed upon or against the Fund Assets, undertaking or income of the Fund, or any part thereof and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of Net Income or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustees will seek the advice of the Fund's counsel or the Auditor), and do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient;

(v) to vote in favour of the adoption by the Fund of a Unitholders' rights plan which plan will be effective as at the date of such adoption. Such Unitholder rights plan shall terminate on the date which is six months from the date of such adoption unless ratified and confirmed by the Unitholders in accordance with this Deed of Trust;

(w) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers granted to the Trustees under the terms of this Deed of Trust;

(x) to use their best efforts to ensure that the Fund complies at all times with the requirements of the Tax Act including paragraph 108(2)(a) and subsection 132(6) thereof; and

(y) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Fund, to promote any of the purposes for which the Fund is formed and to carry out the provisions of this Deed of Trust.

Restrictions on Trustee's Powers (Section 9.3 of Deed of Trust)

Notwithstanding Section 9.1, the Trustees may not at any time following the Effective Date under any circumstances whatsoever authorize:

(a) any amalgamation or other merger of Newalta or AcquisitionCo with any other corporation, except pursuant to the Arrangement or with one or more direct or indirect wholly-owned subsidiaries of the Fund or in conjunction with an internal reorganization;

(b) any sale or disposition of any Securities held by the Fund or any other sale, lease or exchange of all or substantially all of the Fund Assets, except pursuant to the Arrangement, pursuant to an in specie redemption under Section 6.5, pursuant to any security granted under Section 9.1(p), pursuant to any internal reorganization of the direct or indirect assets of the Fund as a result of which the Fund has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Fund and any one or more of:

   (i) Newalta;

   (ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Fund;

   (iii) any trust or trusts, the sole beneficiaries of which are the Fund and/or any of the Persons referred to in (i) and (ii) above; and

   (iv) any partnership, the only partners of which are Persons referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of Newalta, except pursuant to the Arrangement, pursuant to any security granted by Newalta or under Section 9.1(p), pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

   (i) the Fund;

   (ii) Newalta;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Fund;

(iv) any trust or trusts, the sole beneficiaries of which are the Fund and/or any of the Persons referred to in (i) to (iii) above; and

(v) any partnership, the only partners of which are Persons referred to in (i) to (iv) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of Newalta to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Fund,

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

File No. 82-34834

NEWALTA INCOME FUND

211 – 11th Avenue S.W.
Calgary, Alberta, Canada
T2R 0C6

Telephone: (403) 806-7000
Facsimile: (403) 806-7032

NEWALTA INCOME FUND

Calgary, Alberta, Canada

PROXY SOLICITED BY THE BOARD OF TRUSTEES AND MANAGEMENT OF NEWALTA CORPORATION FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

May 13, 2008

The undersigned, being a holder (a "Unitholder") of trust units ("Trust Units") of Newalta Income Fund ("Newalta Fund"), hereby appoints Alan P. Cadotte of Calgary, Alberta, or failing him, Ronald L. Sifton of Calgary, Alberta, or instead of either of the foregoing ________________________ of ________________________, as proxy, with the power of substitution, to vote for and on behalf of the undersigned at the Annual and Special Meeting of Unitholders (the "Meeting") to be held at 2:00 p.m., (Calgary time) on May 13, 2008 at the Calgary TELUS Convention Centre (Room 106, North Building), 120 - 9th Avenue S.E., Calgary, Alberta and at any adjournments thereof and at every poll which may take place thereat in the same manner as the undersigned could do if personally present thereat, and without restricting the general authorization and power hereby given, the said proxy being specifically instructed to vote the Trust Units represented by this form of proxy at the Meeting as follows:

1. **FOR** [____] or **WITHHOLD FROM VOTING FOR** [____] (or if no choice is specified, **FOR**) the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of Newalta Fund at a remuneration to be determined by the board of trustees of Newalta Fund;
2. **FOR** [____] or **WITHHOLD FROM VOTING FOR** [____] (or if no choice is specified, **FOR**) the election as trustees of the nominees set forth in the accompanying Management Information Circular and Proxy Statement (the "Information Circular");
3. **FOR** [____] or **AGAINST** [____] (or if no choice is specified, **FOR**) the approval and adoption of the Unitholder Rights Plan of Newalta Fund as described in the Information Circular; and
4. On any other matters that may properly come before the Meeting in such manner as the said proxy may see fit.

This proxy is being solicited by the board of trustees of Newalta Fund and the management of Newalta Corporation for use at the Meeting. Unitholders are directed to the Information Circular which accompanies this form of proxy.

IN THE ABSENCE OF ANY SPECIFICATIONS ABOVE, THE SAID APPOINTEES SHALL BE DEEMED TO HAVE BEEN GRANTED AUTHORITY TO VOTE THE TRUST UNITS REPRESENTED BY THIS INSTRUMENT OF PROXY AS INDICATED IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT.

The person exercising this instrument of proxy has discretionary authority and may vote the Trust Units represented hereby as he or she considers best with respect to amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting or any adjournments thereof. The undersigned hereby revokes any instrument of proxy previously given and does further hereby ratify and confirm all that such proxy may do by virtue hereof.

Dated this ____ day of ____________________, 2008.

____

Signature of Unitholder*

____

Name - Please Print

Number of Trust Units Held: ______________________

This instrument of proxy, properly executed, is to be mailed in the enclosed envelope or sent by facsimile and must be received by Valiant Trust Company, Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857), at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting in order to be valid.

*This instrument of proxy must be executed by the Unitholder or the Unitholder's attorney authorized in writing. If the Unitholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized in writing. Persons signing as executors, administrators, trustees, etc., should so indicate.

FEE RULE

File No. 82-34834

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

RECEIVED
2008 APR 16 A 10:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reporting Issuer Name: Newalta Income Fund

Fiscal year end date used to calculate capitalization: December 31, 2007

Market value of listed or quoted securities:

Trust Units

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 41,417,295	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) 22.59	
Market value of class or series	(i) X (ii) =	935,616,694.05(A)

Debentures

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 115,000	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) 99.68	
Market value of class or series	(i) X (ii) =	11,463,200(B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) Nil
(Repeat for each class or series of securities)		(D) Nil

Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	947,079,894.05
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		20,500

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = N/A

12

Late Fee, if applicable
(As determined under section 2.5 of the Rule) N/A

NEWALTA INCOME FUND

CERTIFICATE PURSUANT TO UNDERTAKING PROVIDED UNDER NATIONAL POLICY 41-201

TO: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)

Reference is made to National Policy 41-201 and the undertaking filed with the above securities commissions or similar regulatory authorities on November 9, 2007 (the "Undertaking") given pursuant to the final prospectus dated November 9, 2007 of Newalta Income Fund (the "Fund"). The undersigned, on behalf of Newalta Corporation, in its capacity as administrator of the Fund, hereby certifies for and on behalf of the Fund and not in his personal capacity, that the Fund has complied with the provisions of the Undertaking.

Dated this 10th day of March, 2008.

NEWALTA INCOME FUND, by its administrator, **NEWALTA CORPORATION**

By: (signed) "*Took Whiteley*"
Took Whiteley
Vice President, General Counsel and
Corporate Secretary

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, Ronald L. Sifton, Executive Vice President and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the "issuer") for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: March 28, 2008

(signed) *Ronald L. Sifton*

Ronald L. Sifton
Executive Vice President and Chief Financial
Officer of Newalta Corporation, the
administrator of Newalta Income Fund

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, Alan P. Cadotte, President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the "issuer") for the period ending December 31, 2007

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: March 28, 2008

(signed) *Alan P. Cadotte*

Alan P. Cadotte
President and Chief Executive Officer of
Newalta Corporation, the administrator of
Newalta Income Fund

NEWALTA INCOME FUND

211 - 11 Avenue S.W.
Calgary, Alberta
T2R 0C6

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

MAY 13, 2008

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the unitholders (the "Unitholders") of Newalta Income Fund ("Newalta Fund") will be held at 2:00 p.m. (local time) on Tuesday, May 13, 2008 at the Calgary TELUS Convention Centre (Room 106, North Building), 120 – 9th Avenue S.E., Calgary, Alberta, for the following purposes:

1. to receive the consolidated financial statements of Newalta Fund for the year ended December 31, 2007 and the auditors' report thereon;
2. to appoint auditors of Newalta Fund for the ensuing year at a remuneration to be determined by the board of trustees of Newalta Fund (the "Board of Trustees");
3. to elect trustees for the ensuing year;
4. to consider and, if thought appropriate, approve and adopt a unitholder rights plan; and
5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Particulars of the matters to be brought before the Meeting are set forth in the accompanying Management Information Circular and Proxy Statement.

Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to Valiant Trust Company, Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857) at least 24 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournments thereof. If a Unitholder receives more than one proxy form because such Unitholder owns trust units of Newalta Fund registered in different names or addresses, each proxy form should be completed and returned.

The trust unit transfer books will not be closed, but the Board of Trustees has fixed March 19, 2008 as the record date for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, except that a transferee of trust units after such record date may, not later than 10 days before the Meeting, establish a right to vote at the Meeting by providing evidence of ownership of trust units and demanding that his or her name be placed on the voting list.

DATED at Calgary, Alberta as of March 19, 2008.

BY ORDER OF THE BOARD OF TRUSTEES

(signed) "*Took Whiteley*"

Took Whiteley
Vice President, General Counsel and
Corporate Secretary

File No. 82-34834


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We want to shift perceptions. We're in the product recovery business, where innovation and customer-driven approaches add value to the bottom line. We want to build a better world.

We're changing how industry perceives waste by partnering with our customers, helping them to meet their environmental objectives—kilo by kilo, litre by litre.

File No. 82-34834


Last year we processed the equivalent output
of a junior oil and gas company without drilling a
single oil well

What if 2 million barrels of waste crude oil wasn't?

When faced with the challenge of separating crude oil from the water and sludges inherent to oilfield production, Newalta partnered with a major supplier to develop specially designed centrifuges that could withstand the highly abrasive waste. In the past, settling tanks were used to separate materials and most went to disposal facilities. Today, we're processing waste on customer sites or at our facilities, and recovering valuable product at the same time.

Components of Newalta's centrifugation process

43% Water

39% Solids

18% Crude Oil


TOYOTA

Our adaption of centrifugation technology has led to the recovery of over 5,000 barrels of crude oil a day. Our output is equivalent to a junior oil producer without drilling a single well.



Using our centrifugation process, crude oil is recovered from drilling and production waste—both at fixed facilities and at hundreds of customer sites. Newalta provides this service for every major oil and gas producer in Canada and many in the United States. We're also implementing our centrifugation processes for customers in other market sectors.


Last year ... covered the equivalent of a 46 000 tonne
mountain of lead

What if 144 million pounds of waste lead-acid batteries wasn't?

Newalta's Ville Ste-Catherine, Québec facility receives more than 3.7 million spent lead-acid batteries and other lead-bearing materials each year into its lead recycling process. Instead of being landfilled or incinerated, they are processed to recover a wide variety of industrial materials that are inherent to the lead smelting process. The facility has the capacity to recycle up to 200,000 tonnes of batteries and produce up to 100,000 tonnes of recycled lead per year.

Components of Newalta's lead battery processing

70% Lead

26% Neutralized Acid

4% Plastics



All material received at the facility—from drums, pallets and other packing materials to the plastic battery containers—can be processed onsite. The chemical or residual heat values of the wastes are used as substitutes for materials such as natural gas, oil, metallurgical coke or soda ash.



Newalta's smelting facility produces "Nova Pb" brand lead, which is LME (London Metal Exchange) approved and sold in markets throughout the world. It is Canada's largest integrated lead recycling facility and supplies custom lead alloys to the automotive and industrial battery manufacturing industry.


Last year the volume of motor oil we recycled was more than twice the size
of the largest aquarium in the world. That's equal to 35 large marine exhibits or
70 million litres

What if 70 million litres of waste lube oil wasn't?

Newalta's patented re-refining process allows 70 million litres of waste lube oil to be transformed into high-quality, hydro-treated lubricants every year. The recycling process, designed and built at Newalta's North Vancouver facility, prevents the used oils from entering ecosystems and is cost-effective for our customers.

Products sold by Newalta from processing lube oil

60% Industrial Fluids

34% Lubricants

6% Asphalt



Newalta's lube oil re-refining process combines distillation with hydro-treating, and is used by all four used oil re-refineries in North America.



Our re-refined base oil and base-oil-blend products are marketed to more than 400 customers including most major lubricant manufacturers in Canada and the U.S. We also blend, package and sell fully formulated lubricants such as American Petroleum Institute licensed engine oils for both passenger cars and diesel engines, automotive and industrial gear oils, hydraulic oils, tractor fluids, and specialty application products.


Last year we processed the equivalent
oily sand

What if 3,500 cubic metres of waste sand wasn't?

Using conventional practices, frac sand—the sand used to fracture wells and to enhance resource recovery—is dewatered and sent to landfills. Newalta's process cleans and recycles the sand, reducing the upstream oil and gas industry's environmental footprint and resulting in a product that is no longer a regulated waste.

Components of Newalta's frac sand process

84% Water

16% Sand



Newalta's process involves washing frac sand to remove clay and small rock fragments as well as residual hydro-carbons. The sand is then dried, cooled, and tested against criteria established by the American Petroleum Institute.



Since introducing our sand washing process in 2005, our process has been used at numerous customers' sites. In 2007 alone, we recycled more than 430,000 beach buckets of sand.

We are now investigating options to recycle and reuse the waste sand generated from steam assisted gravity drainage (SAGD) operations in Alberta's Oil Sands.

We're in the product recovery business



At Newalta, we know that wastes do contain valuable products. We know because we have been in the business of reducing, recovering and recycling materials for years.

Plus, we manage the entire process for our customers. We're experts at it.

Creative thinking and disciplined management—backed by some of the top talent in the industry—guided our growth coast-to-coast in Canada and into the U.S. That approach has also made us a leader in cost-effective, environmentally superior and sustainable product recovery methods. We have earned the privilege of partnering with customers on their sites, customizing solutions, adapting technology and even developing new processes to meet their needs.

Where recovery is not practical, we reduce volumes as much as possible, and ensure safe and secure disposal.

As concern over the environment continues to grow, the current $11 billion North American market for waste recovery also continues to increase. We have a 30-percent market share in Canada, and are well-positioned to benefit from this growing market.

Waste Prevention Value Model



Maximize Value
Minimize Value
Prevention
Minimization
Reuse
Recycle
Recovery
Disposal

Recovering products from what was once considered waste provides economic benefits to our customers, and minimizes what needs to be disposed of. But we strive to add more value every step of the way. Where we can, we recycle materials, such as lead from used batteries, or process them so that they can be reused, as we do with used lubricating oils. Where we provide the most value is in finding solutions that minimize waste or, ultimately, prevent it from happening at all.

We are not managing waste. We are recovering products. We know that by minimizing waste, we are helping our customers achieve the environmental and financial sustainability that they want. At the same time, we are helping to build a cleaner world.

ALAN P. CADOTTE
President and Chief Executive Officer

Product Recovery

Newalta recovers over $400 million worth of products each year, representing a recovered value of more than $200,000 per employee.

Annual Recovery Highlights

2 million barrels of crude oil

46,000 tonnes of lead

70 million litres of used lube oil

1 million tonnes of wastewater

1.2 million litres of solvents

2.5 million oil filters

3,500 cubic metres of frac sand

COAST TO COAST NETWORK

PEOPLE 2000+

FACILITIES 30+

BRITISH COLUMBIA
Cranbrook
Delta
Fort St. John
Nanaimo
North Vancouver
Prince George
Sparwood
Surrey
West Stoddart
Winfield

ALBERTA
Airdrie
Amelia
Beaverlodge
Brooks
Calgary
Drayton Valley
Drumheller
Edmonton
Eckville
Elk Point
Fairview
Gordondale
Grande Prairie
Green Court
Hays
Hughenden
Kitscoty
Lloydminster
Leduc
Medicine Hat
Niton Junction
Pigeon Lake
Raymond
Red Deer
Red Earth
Redwater
Rocky Mountain House
Spirit River
Stauffer
Stettler
Taber
Valleyview
Willesden Green
Zama

SASKATCHEWAN
Alida
Halbrite
Plover Lake
Regina
Richmound
Swift Current
Unity

ONTARIO
Barrie
Brantford
Fort Erie
Hamilton
London
Sarnia
Sudbury
Timmins
Toronto
Windsor

QUÉBEC
Amqui
Chateauguay
Chicoutimi
Laterrière
Montréal
Pintendre
Québec
Rimouski
Rouyn-Noranda
Sorel-Tracy
St. Bruno
St. Hubert
Trois-Rivières
Ville Ste-Catherine

ATLANTIC
Bedford, NS
Foxtrap, NL
Saint John, NB
Sussex, NB


WYOMING
TEXAS

OPERATIONS Creating value through people and processes



Peter Dugandzic
Executive Vice President

Newalta knows that reducing waste and caring for the environment are sound business practices that resonate positively with employees, customers, shareholders and the community. To us, the "green movement" is not new. Newalta has demonstrated its commitment to the environment every day—in every action and in every facility—for more than 15 years.

During that time, Newalta has successfully executed a coast-to-coast growth strategy, and we are positioned to provide our well-developed, wide scope of services to customers in a vast array of industries.

We are Canada's industry leader. We are providing services through more than 80 facilities. We are mobilizing these services to customer sites, to save them costs and reduce their liability. At the same time, we're recovering products.

We have also recently established ourselves in the U.S. market, with our equipment and people positioned in the Western U.S.

And we are now in the process of partnering with our customers at their sites, diverting waste at-source—perhaps eliminating it completely.

We know that every company struggles to reduce its environmental impact, and reducing, reusing and recycling industrial waste helps Newalta customers become better environmental stewards—and meet or exceed growing regulatory requirements.

We have built a world-class company with state-of-the-art processes, safe operations and outstanding people. We have established a strong platform of operations to create value for our customers and are uniquely positioned to maintain dynamic growth for many years to come.



Full scope of services

Newalta provides industrial waste processing and pre-treatment, bulking and pre-treatment of waste and industrial cleaning, as well as environmental services, site remediation, and recycling of lab-packs, wastewater, used oil, lead and lube oils. We also provide tank cleaning services, and operate landfills for the appropriate and responsible disposal of wastes not suitable for recycling or reuse.

Diverse customer base

Our company was born in the oilfield, but has expanded through acquisitions, technological innovation and by adapting our services to other market segments. Today, we continue as a top service provider to the North American oilpatch, but also service the manufacturing, forestry and petrochemical industries, as well as the automotive and mining segments.


47% Oil and Gas
17% Lead
7% Steel/Mining/Forestry
8% Petrochemical/Refining
14% Transportation, Construction, Utilities & Other
7% Automotive & Manufacturing



A company built on values

At Newalta, we have aggressive goals for growth, investment returns and geographic expansion. We believe that how we go about achieving our goals is extremely important. Safety and environmental excellence are always our priority. We believe that exceptional customer service and integrity earn us the right to continued business. We also have a core value of innovation that has been key to our success and to our customers'.


SAGD
PROJECTS
Fort McMurray
Alberta

Recovery solutions

Just three years ago Newalta saw a need in Western Canada's heavy oil region. We launched a new service for oil recovery working in tandem with companies that use SAGD. We mobilize equipment and people to a customer's site to process wastewater and recover crude from slop oil. The service is unique and we have been successful on more than a dozen locations, with short and long-term contracts.


10-Year Injury Frequency
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Exposure Hours
Frequency

Safety excellence

Through 15 years of significant growth, Newalta has maintained an unwavering focus on safety excellence. Our standards meet or exceed the exacting standards set forth by our customers. Even as we have doubled in size over the last three years, Newalta has reduced lost-time injuries to a level that is better than industry average. In 2007, our lost-time incident frequency rate was 0.2, compared to an oil and gas industry average of 0.3.

INNOVATION Solutions for the future



Craig Wilkie
Executive Vice President

In 1993 Newalta embarked on a strategy to redefine through innovation how industrial waste was managed. The strategy was to build and leverage a fixed facility network, employ highly competent people, and develop unique processes and technologies to ultimately reduce dependence on landfills and incineration.

This strategy was predicated on a focus on recovery, reuse and recycling of valuable resources inherent in waste streams. It required us to work with our customers to meet their increasing needs for acceptable management of their wastes as public opinion, policy and regulations drove industry towards creating a cleaner environment.

Without innovative spirit, Newalta would not be the industry leader it is today. The people who work here are exceptional in their ability to apply years of industry experience to new and ever more complex waste management situations. As a result, we are consistently raising the standards of our industry.

We are able to find, develop or adapt technology to almost any situation. We've proven it through our processes, our adaptation of centrifuges, and our ability to see solutions where others see problems.

As we move forward, we will continue to adapt our processes to suit our customers' developing challenges. We will also pursue new technologies, through acquisitions as well as through internal development, and continue on a path of recovery, reuse and recycling.

A spirit of innovation remains essential to Newalta's and our customers' success.

Newalta is changing the waste management industry by focusing on creative solutions for our customers.



Wastewater redefined

At our Brooks Wastewater Treatment Centre of Excellence in Alberta, we have invested significantly in testing new wastewater technologies. Newalta's other Centres of Excellence for wastewater treatment will be located in Chateauguay, Québec; Brantford, Ontario; and North Vancouver, British Columbia. With our larger customers, we are partnering to develop new and unique water treatment processes. These processes can divert wastewater from traditional disposal methods to reuse options, further reducing the impact on the environment. Between our wastewater treatment centres and our onsite services, Newalta processes enough water each year to fill 600 Olympic-sized swimming pools.



A leader in lead recovery

Newalta's smelting facility in Ville Ste-Catherine, Québec is Canada's largest integrated lead recycling facility and the only lead recycling operation in North America equipped with a long body rotary kiln and completely closed loop air and water circuit. Each year approximately 3.7 million spent lead-acid batteries are received at the facility. The opportunity exists to double the facility's current output by putting the second kiln into production.



Customized onsite solutions

Newalta finds innovative ways to provide our customers with onsite solutions at their sites. For example, our robotic tank cleaning units, through remote operation, are a safe and effective solution for challenging situations. Remotely operated, the units are ideal for cleaning oil storage tanks, refineries, bulk fuel terminals, chemical plants and fuel tanks for oil-fired power plants. Our process minimizes disposal costs, maximizes product recovery and costs less than conventional tank cleaning.


NEWALTA

Creating value at customer sites

Newalta's closed-loop solids control system recycles drilling mud right at the well site, reducing customers' costs through reuse and eliminating the need for expensive "after-drilling" clean up. The system, which is environmentally superior to conventional solutions, prompted one of Canada's largest oil and gas companies to engage Newalta to work alongside it in the Western U.S. in 2006. Since then, we have attracted other customers in the U.S. and have established operations in the region.





New thinking for a new world. Hundreds of customers have already partnered with Newalta—including Canada's largest and most successful companies in their sectors—to make Newalta the industry leader in product recovery.

If you're interested in being part of the shift towards integrating solid business solutions and environmental stewardship, contact us.

Because waste doesn't have to be.

MOHAWK

FSC Recycled

Newalta is committed to reducing impacts to the environment in every way we can, including the production of this publication. This report was printed on FSC Certified Mohawk Options 100% PCW, which is manufactured entirely with wind energy and contains 100% post-consumer recycled fibre.

BY CHOOSING THIS PAPER INSTEAD OF VIRGIN PAPER, THE FOLLOWING BENEFITS TO OUR NATURAL RESOURCES WERE REALIZED:

19	TREES PRESERVED FOR THE FUTURE
25	KILOGRAMS OF WATERBORNE WASTE NOT CREATED
31,044	LITRES OF WASTEWATER FLOW SAVED
411	KILOGRAMS SOLID WASTE NOT GENERATED
811	KILOGRAMS OF NET GREENHOUSE GASES PREVENTED
13,674,800	BTUs OF ENERGY NOT CONSUMED

BENEFITS FROM THE USE OF EMISSION-FREE WIND-GENERATED ELECTRICITY:

421	KILOGRAMS OF AIR EMISSIONS NOT GENERATED
63	CUBIC METRES OF NATURAL GAS UNUSED

PUBLISHED MARCH 2008

DESIGN KARO GROUP CALGARY PRINTED IN CANADA BY RHINO PRINT SOLUTIONS

File No. 82-34834

See the transformation for yourself.

In addition to other product recovery work, Newalta processes wastewater into reusable water for use on customer sites, and re-refines waste lube oil into high-quality, hydro-treated lubricants.

211 – 11th Avenue S.W.
Calgary, AB T2R 0C6
Phone: 403.806.7000
Toll Free: 800.774.8466
Fax: 403.806.7032

www.newalta.com


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Financial Highlights

($000s except per unit data)	2007	2006	% Change
	Year Ended December 31		
Revenue	**499,864**	441,041	13
Operating income[1]	**39,762**	76,891	(48)
Net earnings	**61,189**	75,565	(19)
per unit ($) – basic	**1.52**	2.14	(29)
per unit ($) – diluted	**1.51**	2.11	(28)
per unit ($) – continuing operations	**1.52**	2.10	(28)
per unit ($) – discontinued operations	-	0.04	(100)
EBITDA[1]	**96,228**	121,222	(21)
Funds from operations[1]	**79,970**	112,510	(29)
per unit ($)	**1.98**	3.18	(38)
per unit ($) – continuing operations	**1.98**	3.16	(37)
per unit ($) – discontinued operations	–	0.02	(100)
Maintenance capital expenditures[1]	**17,235**	21,078	(18)
Distributions declared	**90,117**	75,923	19
per unit ($)	**2.22**	2.14	4
Cash distributed[1]	**75,356**	65,355	15
Growth and acquisition capital expenditures	**193,046**	286,310	(33)
Weighted average units outstanding	**40,342**	35,332	14
Units outstanding, December 31[2]	**41,417**	36,942	12

1 These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

2 As at March 4, 2008, Newalta had 41,579,978 units outstanding.



EXECUTIVE MANAGEMENT TEAM
(Back row left to right)

ALAN P. CADOTTE
President and Chief Executive Officer

JIM McCLIMANS
Vice President, Finance

RONALD L. SIFTON
Executive Vice President and Chief Financial Officer

TOOK WHITELEY
Vice President and General Counsel

TERRY P. DONALESHEN
Vice President, People, Environment and Safety

(Front row left to right)

PETER A. DUGANDZIC
Executive Vice President

J. CRAIG WILKIE
Executive Vice President

HARRY WELLS
Vice President, East

DOUG A. PECHARSKY
Vice President, West

President's Message

ALAN P. CADOTTE
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Newalta has spent 15 years successfully developing and implementing environmentally sound and cost-effective ways to recover products from waste. Ours is a business that faces continually evolving regulatory environments, as well as the constant challenge of new waste streams. But our success benefits our investors, our customers and the environment. We provide strong returns to our investors as well as reduced costs and environmental concerns for our customers.

A HISTORY OF STRONG PERFORMANCE

Newalta leads our industry in Canada. We have more than 80 facilities from coast to coast, more than 2,000 people and a diverse customer base. We began in 1993 with an annual revenue of $8 million, cash flow of $1 million, and a market cap of $10 million. But we also had a vision. We wanted to build a business that reduced the amount of industrial waste going to disposal and recover and recycle products wherever practical.

We have delivered. We now recover over $400 million worth of products each year from materials that used to go to disposal facilities. In effect, each of our employees recovers more than $200,000 of valuable products annually that are returned to use and contribute to a cleaner environment.

Our investors have seen that environmentally sound practices provide solid returns. The compound average revenue growth rate over the past 15 years has been 35 percent. Our revenue and cash flow are 70 times greater than what they were in 1993. The compound average return to investors was 25 percent per year over the past 15 years.

Our success over the years is due to the determination, discipline and innovative thinking of the talented people at Newalta. Most of our executives and senior managers have been with us for longer than 10 years, and all have more than 15 years' industry experience. They built the company. And with the new talent that we have added in recent years, we are fully prepared for the next stage of our growth.

"Our success over the years is due to the determination, discipline and innovative thinking of the talented people at Newalta."

2007 FINANCIAL PERFORMANCE

Our performance in 2007 was consistent with expectations, given weaker natural gas drilling activity in Western Canada and the successful diversification of our business in Eastern Canada.

Combined divisional net margin was down $14.2 million, or 11 percent. Although revenue was up by 13 percent, selling, general and administrative (SG&A) expenses increased $11.3 million, or 26 percent. Staff additions to support both the anticipated growth of the business and implementation of our new information system surpassed actual revenue growth and, as a result, SG&A costs as a percentage of revenue increased to 10.9 percent compared to 9.7 percent in 2006.


Revenue
$ Millions
500
400
300
200
100
0
2003
2004
2005
2006
2007


Operating Income
$ Millions
80
60
40
20
0
2003
2004
2005
2006
2007

The decrease in net margin combined with the increase in overheads resulted in a decline in EBITDA of $25.0 million, or 21 percent compared to last year.

In 2007, we expanded our drill site services into the Western U.S. and relocated equipment to support our growing customer base in the region. We also restructured our Canadian drill site services in the fourth quarter to better align with slower market activity. The restructuring, combined with penetration into the U.S. market, is expected to deliver improved Drill Site Business Unit performance in 2008.

At our oilfield facilities, waste volumes were marginally lower in 2007 than in 2006. Approximately 85 percent of the revenue from these operations is derived from crude oil production activity, with only about 15 percent attributable to drilling. Therefore, our oilfield business was only modestly impacted by the dramatic decline in natural gas drilling. The price of crude oil remains strong and the outlook for crude oil prices in 2008 is positive. We are also seeing continued success in providing onsite services to companies using Steam Assisted Gravity Drainage (SAGD) techniques for oil production, which will drive growth in our Oilfield Business Unit.

The performance of our operations in Eastern Canada in 2007 was consistent with expectations. In just two years, we have successfully established Newalta in the Eastern Canadian market, with 30 facilities, 800 people and an approximate 20 percent market share. Our growth capital investments and acquisitions in 2007 are expected to drive strong performance in 2008.

STRATEGIC GROWTH

Strategic acquisitions throughout 2007 further strengthened our core service offering. We completed a total of seven acquisitions through the year, primarily in Eastern Canada, for a total of approximately $97.0 million. On a trailing 12-month basis, the total acquired revenue was approximately $128 million with EBITDA of approximately $46 million.

The largest of these transactions, was the acquisition of Canada's largest lead-acid battery recycling operation in November 2007. The $58.8 million facility purchase from Nova Pb Inc. of Montréal, Québec further strengthens our operations by diversifying our cash flow and expanding our service offering.

In 2008, with this facility contributing for a full year, our Eastern Division's contribution is expected to be one-third of the combined divisional net margin.

INCOME TRUST CHANGES

In early 2003, we converted to an income trust. At the time, this structure provided improved valuations and better access to capital. Over the past five years we steadily increased distributions to the current $2.22 per unit per year, providing investors a total return of 248 percent.


EBITDA
$ Millions
150
120
90
60
30
0
2003
2004
2005
2006
2007


Funds from Operations
$ Millions
120
100
80
60
40
20
0
2003
2004
2005
2006
2007

We intend to maintain distributions at $0.185 per trust unit during 2008. We have the capital resources to fund our growth opportunities while remaining a mutual fund trust through 2008.

Newalta is uniquely positioned with a diversified business model and organic growth opportunities which will provide returns to our unitholders consistent with our historical performance. In addition, Newalta will act opportunistically in the event of new projects or acquisitions that can deliver high returns. Accordingly, we will structure Newalta to execute our strategic plan. We will provide an update to our unitholders on any conversion plans later in 2008 based on our financial performance, the development of our organic growth and acquisition opportunities and the enactment of legislation regarding the conversion to a corporation on a tax-efficient basis. In any event, we expect to convert to a growth-oriented dividend yielding company providing a balance for disciplined management, good governance and returns to unitholders.

OUTLOOK

In 2008, we anticipate strong contributions from both our divisions. Initiatives implemented in 2007, combined with contributions from growth investments, began to gain traction late in the year. We invested $96 million in internal growth projects to improve productivity and expand services which will contribute to strong performance in 2008. We also completed $97 million of acquisitions throughout the year.

Public opinion drives regulatory change and impacts our customers' environmental objectives. Over the past 25 years, our industry has changed dramatically as new initiatives for a cleaner environment have been implemented. We expect these changes to continue in the years ahead with environmental concerns staying at the top of public policy agendas.

We have many exciting opportunities available to us today that will drive sustained growth for at least five years.

Our strategic focus will be the leveraging of our fixed facility network, as well as our people and processes, to provide customized services at customers' sites. Our large customers have high environmental and safety standards, and significant, complex waste management issues. We will partner with our customers to deliver cost-effective and environmentally superior solutions right where waste is being generated, diverting it at source—and perhaps eliminating it completely.

We have implemented this strategy in building our onsite SAGD business in Alberta's oil sands, where we mobilize equipment and people to customers' sites to process wastewater and recover crude from slop oil. This unique service has already been successfully implemented at more than a dozen locations. We have short and medium-term contracts in place and we are bidding on several long-term opportunities. From start-up in late 2005, the business has grown to approximately $20 million in 2007 and is expected to double to over $40 million in 2008. Based on the industry outlook, most of the future growth in the oil and gas industry will be in SAGD and in-situ oil sands-related projects. We expect to build on our success and anticipate this market to represent tremendous long-term growth for our business.

We have also recently established a presence in the Western U.S. We now have 44 centrifuge units and 25 people positioned in this market—a dramatic increase from our entry in late 2005—and we expect to continue to expand these operations in 2008 and beyond.

Newalta's most significant 2007 acquisition, the Nova Pb lead smelting facility, has the potential to double its current production. The facility has two kilns to recycle lead, one of which is currently idle, creating a future growth opportunity. The plant has the capacity to process up to 200,000 tonnes of batteries and produce up to 100,000 tonnes of recycled lead per year.

Another significant opportunity exists in our unique ability to support customers as environmental regulations evolve. We have a solid track record of safety and environmental excellence, waste reduction, and product recovery and reuse. We are also proactive. In 2006 and 2007, in anticipation of the Ontario government beginning its current multi-year implementation of new Land Disposal Restrictions (LDR), which govern the pretreatment of industrial hazardous wastes prior to landfill disposal, we invested in equipment. We created growth that will stretch over the next three years. Regulations will continue to evolve in the years ahead and Newalta is ideally positioned to work with regulators and customers to lead the way.

We will also continue to pursue acquisition opportunities, particularly where they can expand the company's presence into new geographic areas or add new technologies to our service offering. Our growth capital budget for 2008 is $110 million. These investments will sustain growth through 2009. Our balance sheet remains strong, and we can fund investments in our existing business as well as capitalize on opportunities as they arise.

We have already started to see evidence of increased activity in our operations for the first few months of this year. Commodity prices have strengthened and the outlook for natural gas drilling activity has improved.

Over the past 15 years, we have made responsible investments, and we have successfully adapted to changing market conditions. We have built an exceptional organization with high-quality assets and have many exciting growth opportunities ahead of us. We are well-positioned to continue to grow and to deliver superior returns to investors for many years to come.

ALAN P. CADOTTE

President and Chief Executive Officer
February 29, 2008

Management's Discussion and Analysis

Years ended December 31, 2007 and 2006

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general market conditions, commodity prices, interest rates, exchange rates, seasonality of operations, growth, acquisition strategy, integration of businesses into Newalta's operations, potential liabilities from acquisitions, dependence on senior management, regulation, landfill operations, competition, risk of pending and future legal proceedings, employees, labour unions, fuel costs, access to industry and technology, possible volatility of trust unit price, insurance, future capital needs, debt service, sales of additional trust units, dependence on the Corporation, the nature of the trust units, unlimited liability of unitholders, nature of the debentures issued by the Fund, Canadian federal income tax, redemption of trust units, loss of mutual fund trust status, the effect of Canadian federal government proposals regarding non-resident ownership, and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to assist in analyzing liquidity. Cash distributed is calculated as follows:

	Three months ended December 31		Year ended December 31	
($000s)	**2007**	2006	**2007**	2006
Distributions declared	**22,929**	20,460	**90,117**	75,923
Add:				
Opening distributions payable	**7,519**	6,808	**6,834**	4,794
Less:				
Ending distributions payable	**(7,662)**	(6,834)	**(7,662)**	(6,834)
Distributions reinvested through DRIP	**(4,348)**	(1,888)	**(13,933)**	(8,528)
Cash distributed	**18,438**	18,546	**75,356**	65,355

"Combined divisional net margin" is used by management to analyze combined divisional operating performance. Combined divisional net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with GAAP. Combined divisional net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses for both Western and Eastern. For further clarity combined divisional net margin excludes inter-segment eliminations and unallocated revenue and expenses.

"EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is derived from the consolidated statements of operations, accumulated other comprehensive income and retained earnings and is calculated as follows:

	Three months ended December 31		Year ended December 31	
($000s)	**2007**	2006	**2007**	2006
Net earnings[1]	**23,613**	15,356	**61,189**	75,565
Add back (deduct):				
Current income taxes	**479**	(229)	**1,351**	90
Future income taxes[1]	**(16,308)**	910	**(22,778)**	3,562
Finance charges	**5,309**	2,424	**13,879**	7,665
Interest revenue	**(42)**	-	**(697)**	-
Amortization and accretion[1]	**13,405**	9,977	**43,284**	34,340
EBITDA	**26,456**	28,438	**96,228**	121,222

1 Includes related amounts from discontinued operations for the 2006 periods. See note 4 to the consolidated financial statements for the breakdown for the year ended December 31, 2006.

"Equipment in use" and "Rigs in use" are calculated by taking the product of the total amount of equipment or rigs available and the utilization rate for the period. Drilling and service rig information is derived from the Canadian Association of Oilwell Drilling Contractors posted information on its website. Equipment in use refers to Newalta's equipment and management uses this measure to assess the allocation and use of its equipment. Rigs in use is an indicator of drilling activity which drives the demand for Drill Site equipment and serves as an independent source to compare the trend of Newalta's equipment usage against the industry in western Canada.

"Funds from operations" is used to assist management and investors in analyzing cash flow and leverage. Funds from operations as presented is not intended to represent operating funds from continuing operations or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP. Funds from operations is derived from the consolidated statements of cash flows and is calculated as follows:

	Three months ended December 31		Year ended December 31	
($000s)	**2007**	2006	**2007**	2006
Cash from operating activities	**21,675**	29,827	**54,058**	111,963
Add back (deduct):				
Changes in working capital	**(2,028)**	(3,900)	**24,201**	(772)
Asset retirement costs incurred	**881**	560	**1,711**	1,319
Funds from operations	**20,528**	26,487	**79,970**	112,510

"Maintenance capital expenditures" are reported separately from growth activity by management because these types of expenditures are not discretionary and are required to maintain current operating levels. Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses.

"Operating income" is used by management to analyze corporate operating performance before taxes. Operating income is not intended to represent net earnings nor should it be viewed as an alternative to other measures of financial performance calculated in accordance with GAAP. Operating income is calculated from the statement of operations and comprehensive income and is defined as revenue less operating, SG&A, finance and amortization and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to cash distributed, combined divisional net margin, EBITDA, equipment in use, rigs in use, funds from operations, net margin, maintenance capital expenditures, operating income and return on capital throughout this document have the meanings set out above.

The Fund historically used cash available for growth and distributions, a non-GAAP measure and often also referred to by other issuers and regulators as distributable cash, to calculate the amount of funds which were available for distribution to unitholders. Cash available for growth and distributions was used by management to supplement funds from operations as a measure of cash flow and leverage, and was defined as funds from operations less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. In July 2007, the Canadian Securities Administrators provided guidance to standardize the calculation of distributable cash which would require the inclusion of any decrease (increase) in non-cash working capital and a different definition of maintenance capital than that used by Newalta. Management is of the view that calculating cash available for growth and distributions consistent with the guidance provided by the CSA would not provide an accurate reflection of available cash due to the variability in short term cash management. Accordingly, the Fund has determined to cease calculating and reporting on cash available for growth and distributions in its disclosure documents.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the year ended December 31, 2007, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2006, (iii) the most recently filed Annual Information Form of the Fund, and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007. Information for the year ended December 31, 2007 along with comparative information for 2006, is provided.

In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta combined the previously reported Industrial and Oilfield divisions to form Western. Services offered to customers in Western are similar and are sold to a similar customer base. Newalta has merged or eliminated some senior management and sales positions, resulting in reduced costs and improved operating efficiencies. The business units within Western share a common customer base and Drill Site utilizes both Oilfield and Industrial facilities for residual waste processing and disposal. Acquisition and growth initiatives in the last year increased overlap between the three business units. This overlap necessitated the integration of services into one operating division to provide a seamless service package to customers and enhance both productivity and consistency of operations. Western now comprises three business units: Oilfield, Drill Site and Industrial; while Eastern comprises two business units: Ontario and Québec/Atlantic Canada. The following Management's Discussion and Analysis provides management's interpretation of the results of the business, the Western and Eastern divisions and overall.

This Management's Discussion and Analysis is dated March 4, 2008 and takes into consideration information available up to that date.

Selected Annual Information

($000s except per unit data)	**2007**	2006	2005
Revenue[1]	**499,864**	441,041	248,086
Operating income[1]	**39,762**	76,891	56,445
Net earnings	**61,189**	75,565	46,978
per unit ($), basic	**1.52**	2.14	1.69
per unit ($), diluted	**1.51**	2.11	1.66
Net earnings from continuing operations	**61,189**	74,080	46,978
per unit ($), continuing operations	**1.52**	2.10	1.69
per unit ($), discontinued operations	–	0.04	–
Funds from operations	**79,970**	112,510	75,312
per unit ($), basic	**1.98**	3.18	2.71
per unit ($), diluted	**1.98**	3.14	2.66
per unit ($), continuing operations	**1.98**	3.16	2.71
per unit ($), discontinued operations	–	0.02	–
Total assets	**1,023,481**	802,844	457,646
Senior long-term debt – net of issue costs	**206,940**	166,271	107,369
Convertible debentures – face value	**115,000**	–	–
Distributions declared	**90,117**	75,923	49,602
Distributions declared per unit	**2.22**	2.14	1.78

1 Amounts reflected exclude 2006 discontinued operations.

The factors that impacted revenue and profitability are outlined under the heading entitled "Results of Operations". Total assets increased by $220.6 million or 27% in 2007 primarily due to acquisitions and growth capital spending. Total growth and acquisition capital expenditures in 2007 were $193.0 million compared to $286.3 million in 2006 and $107.8 million in 2005. Growth capital and acquisitions for 2007 were funded by drawing on our credit facility and proceeds from the issuance of $115.0 million in convertible debentures (the "Debentures"). In 2006, growth capital and acquisitions were funded through the issuance of 3.0 million trust units in January 2007 and excess cash from operations in 2006.

Segmented information is discussed in further detail under "Results of Operations".

The following charts reflect Eastern's increasing contribution to total revenue over the last three years and the significant shift anticipated in 2008 (based on the relative spending between the two divisions of acquisition and growth capital expenditures in 2006 and 2007):


Revenue Contribution by Division
Western
Eastern
60%
40%
Estimate 2008
70%
30%
For the year ended December 31, 2007
79%
21%
For the year ended December 31, 2006
100%
For the year ended December 31, 2005

Results of Operations

Our focus throughout the last two years has been to diversify Newalta's business. An important component of our growth strategy was to establish Newalta as a national service provider by expanding geographically into the eastern Canadian markets for waste management, product recovery and recycling services. Eleven acquisitions with a combined transaction value of approximately $260.0 million over the last two years formed the foundation for the eastern Canadian expansion. These acquisitions resulted in a national network of operations which includes a lead-acid battery recycling facility south of Montréal, Québec, an engineered non-hazardous waste landfill in Stoney Creek, Ontario and a network of waste transfer and processing facilities in Ontario, Québec, New Brunswick, Nova Scotia, and Newfoundland. The lower performance of the Western division in 2007 as natural gas drilling rates dropped to 10-year lows were partially offset by the effects of diversifying our business in 2006 and 2007. Going forward, we anticipate the shift in contribution between the Eastern and Western divisions will continue to change.

2007 was a challenging year as a result of the dramatic curtailment in natural gas drilling in western Canada. Net margin in Western decreased by $21.0 million, or 18%, while net margin in Eastern grew by $6.8 million, or 44%. The overall result was a decrease of combined divisional net margin of $14.2 million, or 11%. Consolidated revenue increased to $499.9 million or 13% from $441.0 million in 2006 due to the contribution of acquisitions completed in eastern Canada in 2007 and late 2006. Operating income overall decreased in 2007 by 48% to $39.8 million due to higher operating expenses in Western and higher selling, general and administrative costs ("SG&A") in advance of acquisitions completed in 2007. In addition, the impact of the decrease in natural gas drilling activity on revenue in western Canada drove the increase of SG&A as a percentage of revenue. The difference between net earnings of $61.2 million and operating income in 2007 of $39.8 million is accounted for by a future income tax recovery resulting from reduced future income tax rates.

Trends in 2007 which are anticipated to continue to affect results in 2008 are depressed natural gas drilling and completion activity in western Canada and the Alberta government's announcement to increase royalties. Natural gas drilling activity decreased due to relative decreases in the selling price of natural gas, which was caused by cheaper imports of liquefied natural gas ("LNG"). The Drill Site business unit is impacted directly by the number of wells drilled (rigs released), which decreased by 21% in 2007 compared to 2006. A 14% decrease in well completions in 2007 contributed to lower waste receipts and financial results in the Oilfield business unit as well. The second event that impacted the Western division was the announcement by the Alberta government to increase royalties which put drilling projects on hold for some of our customers until the new royalty plan was announced by the Alberta government.

WESTERN DIVISION

Western operates more than 50 facilities with more than 900 people in British Columbia, Alberta and Saskatchewan and comprises three business units: Oilfield, Drill Site and Industrial. The division is operated and managed as an integrated set of assets to provide a broad range of seamless waste management and recycling services to customers. In 2006, Newalta began investing in eastern Canada with the goal of diversifying the Fund's sources of revenue and reducing its reliance on crude oil and natural gas commodity price-driven services. In 2007, Western accounted for 55% of Newalta's total assets, generated 70% of Newalta's revenue and 81% of Newalta's combined divisional net margin compared with 63%, 79% and 88% respectively for the same period in 2006.

Below is a chart of key services provided by each business unit within Western:

Oilfield	Drill Site	Industrial
Waste processing at over 31 facilities	Operates 2 facilities	Waste processing at 17 facilities
Crude oil recovery	Pre-drilling assessments	Mobile onsite services
Water recycling	Drilling waste management	Product recovery from wastes
Custom treating	Solids control unit rentals	Sale of recovered products as:
Clean oil terminalling	Cuttings management unit rentals	base oils
Water disposal	Post-drilling remediation	refinery feedstock
Landfills	Well abandonment	industrial fuels
Onsite services	Site reclamations	carrier fluids (e.g., drilling oil)

Western's performance is affected by the state of the economy in western Canada, the amount of waste generated by crude oil producers, natural gas drilling activity as well as the strength of the oil and gas, mining, forestry and transportation industries. In addition, seasonality and the contributions from investments in growth capital and acquisitions can cause fluctuations in quarter-to-quarter results. The Oilfield business unit contributed approximately 53% of Western's total year-to-date revenue with Drill Site and Industrial contributing approximately 17% and 30%, respectively.

The following table compares 2007 results to 2006:

	Year Ended December 31		
($000s)	**2007**	2006	% Change
Revenue – external	**348,424**	350,295	(1)
Revenue – internal	**652**	(69)	nm
Operating costs	**234,896**	215,058	9
Amortization and accretion	**20,852**	20,886	–
Net Margin	**93,328**	114,282	(18)
Net margin as % of revenue	**27%**	33%	(18)
Maintenance capital	**11,373**	13,967	(19)
Growth capital	**30,510**	48,273	(37)

Overall, compared to 2006, revenue was flat and net margin was down $21.0 million or 18%. Drill Site revenue was severely impacted by natural gas drilling activity. The total number of wells drilled in western Canada was down 21% year-over-year and well completions were down 26% compared to 2006. Oilfield's results were lower due to reduced crude oil recoveries and the subsequent sale of crude oil to Newalta's account. Industrial's performance was down marginally due to lower product sales.

Drill Site revenue comes from four main sources, equipment rentals, drilling waste, site reclamation services and well abandonment services. Drilling waste, site reclamation services and well abandonments revenue increased 17% year-over-year; however, equipment rental revenue decreased having a significant impact on both net margin and revenue. In October, we initiated cost reduction measures in response to the continued depressed drilling market which consisted mainly of a restructuring of the Drill Site Canadian operations. The full benefit of this restructuring program will be realized in the first quarter of 2008. Early in 2007, we capitalized on the opportunity to move some of the idle Canadian solids control equipment into the United States where drilling activity remained strong. As a result, Drill Site equipment in use was consistent with the industry's decrease in drilling rig equipment in use for western Canada as demonstrated by the table below:

	Year Ended December 31		
	2007	2006	% Change
CAODC Drilling rigs in use[1]			
Drilling rigs	**308**	504	(39)
Newalta Drill Site equipment in use			
Equipment in Canada	**16**	49	(67)
Equipment in the U.S.	**18**	4	350
Total Drill Site rental equipment	**34**	53	(36)

1 CAODC is the Canadian Association of Oilwell Drilling Contractors and the drilling rigs in use is calculated by taking the product of the average total number of rigs and the average utilization rate for the period.

We continue to be proactive in seeking out better ways to serve our customers. In the first quarter of 2008, we increased the number of Drill Site rental equipment units in the U.S. to 44 from 23 in the fourth quarter of 2007.

Oilfield's performance year-over-year was affected by a 12% decrease in service rigs in use which resulted in waste receipts approximately 3% lower than last year. Crude oil recovered to Newalta's account decreased 9% to 369,000 barrels in 2007 combined with an overall price increase of 4% resulted in a net decrease in both revenue and margin of $1.4 million.

Industrial's used oil collection business was relatively flat year-over-year, with increases in volumes processed offset mainly by lower product sales. Onsite and waste water services generated some revenue growth but the overall costs associated with a larger transportation fleet kept Industrial's performance modestly lower than 2006.

During the year we added to our onsite services through the acquisition of the operating assets of Panaco Fluid Filtration Systems Ltd. effective April 1, 2007. Effective July 5, 2007 the operating assets of New West Fluid Management Inc. were acquired which extended Newalta's ability to provide fresh water drilling waste management and site restoration services. The details of these acquisitions are outlined below:

Acquisition Date	Business Assets Acquired	Location	Purchase Price ($)	Description of Acquired Assets
April 1, 2007	Panaco Fluid Filtration Systems Ltd.	Rocky Mountain House, Alberta	6.0 million	- 15 people - Onsite fluid filtration services to refineries and gas plants as well as oil and gas exploration drilling locations
July 5, 2007	New West Fluid Management Inc.	Medicine Hat, Alberta	9.8 million	- 30 people and 12 technical field consultants - Drilling waste management and site remediation - Fleet of 15 vacuum trucks
Total Western Acquisitions			**15.8 million**	

Maintenance capital spending decreased for the division as a whole by 19% in 2007 consistent with the lower utilization of equipment. In July 2007, we re-evaluated our growth capital investment plans for Western and eliminated any further Drill Site equipment investments. Growth capital projects in 2007 were comprised mainly of oilfield fixed facility improvements and the investment in onsite waste treating equipment for Steam Assisted Gravity Drainage (SAGD) projects, a significant developing market for our Oilfield business unit. Customers with SAGD production create a slop oil waste stream which historically was re-injected back into the formation. We have provided customers with solutions to recover the oil in the waste stream through our centrifugation technology.

EASTERN DIVISION

Eastern was established through acquisitions with operations in Ontario in 2006 and the subsequent expansion into Québec and Atlantic Canada in the second half of 2006. Eastern provides industrial waste management, recycling and other environmental services to markets located in eastern Canada and the United States through its integrated network of over 30 facilities. This network features an engineered non-hazardous solid waste landfill that receives approximately 700,000 metric tonnes of waste per year and, based on current volumes, has an estimated remaining life of 10 years. The division's network also includes a lead-acid battery recycling facility; industrial solid waste pre-treatment facilities; industrial waste transfer and processing facilities; a fleet of specialized vehicles and equipment for waste transport and onsite processing; and an emergency response service. Eastern's performance is impacted by the general state of the economy in eastern Canada, and the bordering U.S. states, fluctuations in the U.S./Canadian dollar exchange rate, fluctuations in the price of lead, and specific market conditions in the automotive, construction, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. In addition, seasonality and the contributions from investments in growth capital and acquisitions can cause fluctuations in quarter-to-quarter results. Several favourable industry trends provide potential growth opportunities for Eastern including enhanced government regulations with respect to the treatment of industrial waste, the Land Disposal Regulations ("LDR"), limited landfill capacity in the Province of Ontario and the growing trend towards outsourcing of waste management activities. The addition of Eastern has diversified Newalta's services and reduced exposure to crude oil and natural gas prices and natural gas drilling activity, thereby promoting greater stability of funds from operations and, therefore distributions to unitholders. In 2007, Eastern accounted for approximately 39% of Newalta's total assets, generated 30% of Newalta's total revenue and 19% of Newalta's combined divisional net margin compared with 32%, 21% and 12% respectively, in the same period in 2006.

The table below compares the year ended 2007 results to 2006:

	Year Ended December 31		
($000s)	**2007**	2006	% Change
Revenue – external	**150,743**	90,746	66
Revenue – internal	**–**	69	–
Operating costs	**114,416**	64,131	78
Amortization and accretion	**14,160**	11,319	25
Net Margin	**22,167**	15,365	44
Net margin as % of revenue	**15**	17	(12)
Maintenance capital	**4,412**	6,286	(30)
Growth capital	**32,555**	20,994	55

Overall, revenue and net margin were up 66% and 44%, respectively. The increases were related to acquisitions completed in the second half of 2006 and in 2007. As a percentage of revenue, net margin was down compared to 2006, which is due to some duplication of expenses in the initial integration of newly acquired businesses. Based on our 2008 budget, with a full year's contribution from the lead-acid battery recycling facility in Québec, Eastern's contribution to total revenue is expected to grow to approximately 40% in 2008 compared with 30% in 2007.

The Ontario business unit was our initial investment in the eastern Canadian market and continues to perform in line with management's expectations. Year-over-year the Ontario business unit benefited from increased waste receipts which were up 8% at the landfill while service centre waste receipts were down by 14%. Prices at the landfill and services centres were flat compared with 2006. Vehicle utilization increased to 53% from 51% in 2007.

The Québec/Atlantic Canada business unit was established in the second half of 2006 through five acquisitions. The integration of these operations has proceeded smoothly and operating results are consistent with our expectations. During the year, we added top calibre talent to complement the core management group and support the lead-acid battery recycling acquisition discussed below.

In 2007, we completed five asset acquisitions to further diversify our services as well as increase geographic reach and market penetration in Ontario, Québec and New Brunswick. Effective November 1, 2007, Newalta acquired the lead-acid battery recycling assets of Nova Pb which operates Canada's largest integrated lead-acid battery recycling facility located on a 20 hectare (50 acre) site just outside Montréal. The Nova Pb facility has two kilns that can be used to produce recycled lead, one of which is currently idle creating a future growth opportunity for Newalta. Since certain inventory relating to operations prior to November 1, 2007 was sold for the account of Nova Pb after November 1, 2007, we did not begin to see contribution from these operations until December 2007.

The Nova Pb acquisition is consistent with our strategy to diversify the Fund's sources of revenue. The lead-acid battery recycling business has a steady demand throughout the year and therefore reduces seasonal variability in cash from operating activities. However, the cash from operating activities is now sensitive to the fluctuation in the price of lead (traded on the London Metals Exchange, "LME"). There are two main sources of lead; primary lead from mining or secondary lead produced by a recycling plant, such as our facility. Secondary lead is virtually identical in every respect to primary lead and supplies approximately 60% of the total worldwide lead production. Lead is primarily used in the production of automobile and industrial batteries. The principal raw materials in producing recycled lead are waste lead-acid automobile and industrial batteries supplemented with scrap lead and plant residues. Waste batteries are purchased from a diversified network of scrap dealers and battery manufacturers, the cost of which is tied to the average price of lead over the prior six months. Historical information provided by the previous owner indicates that finished product inventory turns over approximately 1.5 times per month. The facility generates two types of revenue: direct lead sales and tolling, historically contributed evenly to revenue contribution. Direct lead sales occur where we purchase the feedstock and take on the price risk of lead and the recycled finished product is sold at current market prices adjusted for quality. Tolling is a processing fee charged to customers for recycling the lead-acid batteries into recycled lead where the customer provides and retains ownership of the battery feedstock and the processing fees are fixed.

The results of operations of the acquisitions outlined in the table below have only been reflected in Newalta's results from the acquisition dates Management anticipates improved results from these operations in 2008 as these assets are integrated into operations:

Acquisition Date	Business Assets Acquired	Location	Purchase Price ($)	Description of Acquired Assets
May 1, 2007	3 private firms collectively referred to as Groupe Envirex	Québec	8.1 million	- Four centrifuges servicing the Québec refinery and petrochemical market - Eight vacuum trucks and pressure washers - Household waste, small industrial waste generator and soil treatment business
May 1, 2007	EcoloSite Inc.	Ontario	3.1 million	- One facility - 13 people - Mobile onsite treatment services
June 1, 2007	Eastern Environmental Services Ltd.	New Brunswick	9.4 million	- Transfer station and processing facility in Sussex, New Brunswick - 30 people - Satellite office in Bedford, Nova Scotia
July 6, 2007	Bucke Environmental Services & Transportation Inc.	Ontario	1.4 million	- 4 vacuum trucks and related assets
November 1, 2007	Nova Pb Inc.	Québec	58.8 million	- Canada's largest integrated lead battery recycling facility in Ville Ste-Catherine, Québec - Capacity to process up to 200,000 tonnes of lead batteries and produce up to 100,000 tonnes of recycled lead - 115 full-time people
Total Eastern Acquisitions			**80.8 million**	

To support future growth in these acquired businesses, an additional $32.6 million in growth capital was invested in 2007. These investments were directed at new facilities and preparing existing facilities to treat waste streams in accordance with the new LDR regulations.

OUTLOOK

Future growth is expected to be driven by a combination of investments in existing operations as well as acquisitions of complementary businesses consistent with Newalta's growth over the past 15 years. The acquisitions and capital investments completed in 2007 expanded Newalta's geographic reach across Canada and reduced exposure to oil and gas commodity prices and drilling activity. Since the beginning of 2006, we have invested approximately $475.0 million in growing our existing operations and acquiring businesses to increase our market reach. We have substantially strengthened our organization and over the next six months our priority is to focus on driving bottom-line performance from our current operations. As a result approximately 70% of our planned growth capital investments will be delayed to the second half of 2008.

The outlook is positive heading into 2008 for both divisions. For Western, natural gas drilling activity in western Canada is anticipated to be similar to 2007; however, SAGD production projects are a developing market in which we have already established a strong base of customers. With our experience and innovation in bringing flexible onsite solutions for treating and disposing of waste, we anticipate that the SAGD market will provide strong growth for the Western division. We entered the SAGD service market three years ago and by the end of 2007 this business had grown to approximately $20.0 million in revenue, with a revenue exit rate of approximately $40.0 million (based on annualized December revenue). The industry outlook indicates that most of the future growth in the oil and gas industry in western Canada will be in SAGD and in situ oil sands related projects. In management's view, there are few competitors with the technical expertise to provide customized solutions to SAGD producers. In addition, Drill Site started off the new year with 44 units in the U.S. (at the time of writing this MD&A) compared to 23 units in the fourth quarter of 2007. With a full year's contribution of the growth capital and acquisitions completed in 2007, we anticipate Eastern's results to contribute approximately one third of the combined divisional net margin in 2008.

Corporate and Other

	Year Ended December 31		
($000s)	**2007**	2006	% Change
Selling, general and administrative expenses	**54,279**	42,977	26
as a % of revenue	10.9%	9.7%	12
Amortization and accretion	**43,284**	34,319	26
as a % of revenue	8.7%	7.8%	12

The increase in SG&A was due primarily to staff additions to strengthen the organization and prepare for growth as well as the SG&A associated with the acquisitions completed over the past year. Management's objective for SG&A is to maintain these expenses at 10% or less, of revenue. The 2007 costs are slightly higher than this objective, however, with a full year of contribution of the Nova Pb operations in 2008, we expect SG&A costs to be less than 10% of revenue.

Increased amortization was attributable to recent acquisitions, growth capital expenditures and net losses on the disposal of assets. The net loss on the disposal of assets for the year was $1.0 million which was mainly a result of the leasehold improvements for corporate office leases which were terminated in December 2007 and early 2008 when we moved into the new head office. This loss is presented net of a $1.1 million gain on a non-core laboratory business sold in the second quarter of 2007.

The increase in finance charges was mainly the result of higher average debt levels compared to 2006 coupled with higher interest rates. In addition, we issued $115.0 million in Debentures in November 2007. The finance charges associated with the Debentures include an annual coupon rate of 7%, the accretion of the issue costs and the discount on the debt portion of the debentures. The table below reflects the breakdown of Newalta's finance charges. See "Liquidity and Capital Resources" in this MD&A for discussion of Newalta's long term borrowings.

($000s)	**2007**	2006	% Change
Bank fees and interest	**12,768**	7,665	67
Convertible debenture interest and accretion of issue costs	**1,111**	–	n/a
Total Finance charges	**13,879**	**7,665**	**81**

A current tax expense for the year of $1.4 million was recorded compared to current tax of $0.1 million in 2006. The increase in current tax expense was due to higher provincial capital taxes in eastern Canada. Under Newalta's existing structure, based on projected levels of capital spending and anticipated earnings, Newalta is not expected to pay cash taxes in 2008, with the exception of provincial capital taxes and U.S. state and federal income taxes. The Fund currently has a cash Canadian income tax horizon of approximately two years based on current performance and investment levels. In 2007, Newalta had a future income tax recovery of $22.8 million compared to a future income tax expense of $2.7 million in 2006. The change was attributable to the reduction in future provincial and federal income tax rates as well as lower taxable earnings compared to 2006. See "Critical Accounting Estimates—Future Income Taxes" in this MD&A for further discussion on the risks associated with recently enacted tax legislation which imposes an income tax on distributions.

As at March 4, 2008, the Fund had 41,579,978 trust units outstanding, outstanding rights to issue up to 2,211,550 trust units and a number of trust units that may be issuable pursuant to the $115.0 million in Debentures (see LIQUIDITY AND CAPITAL RESOURCES—Sources of Cash—Convertible Debentures).

Summary of Quarterly Results

	2007				2006			
($000s except per unit data) (unaudited)	**Q4**	**Q3**	**Q2**	**Q1**	Q4	Q3	Q2	Q1[1]
Revenue	**137,075**	**133,358**	**111,594**	**117,837**	122,498	120,297	96,082	102,162
Operating income	**7,784**	**14,524**	**3,799**	**13,665**	16,209	24,846	14,363	21,445
Net earnings	**23,613**	**17,893**	**6,716**	**12,966**	15,356	20,136	22,685	17,388
continuing operations	**23,613**	**17,893**	**6,716**	**12,966**	15,528	20,136	21,213	17,175
discontinued operations	**–**	**–**	**–**	**–**	(172)	–	1,472	213
Earnings per unit ($)	**0.57**	**0.44**	**0.17**	**0.33**	0.42	0.55	0.62	0.56
continuing operations	**0.57**	**0.44**	**0.17**	**0.33**	0.42	0.55	0.58	0.55
discontinued operations	**–**	**–**	**–**	**–**	(0.00)	–	0.04	0.01
Diluted earnings per unit ($)	**0.54**	**0.43**	**0.16**	**0.33**	0.41	0.54	0.61	0.54
continuing operations	**0.54**	**0.43**	**0.16**	**0.33**	0.41	0.54	0.57	0.54
discontinued operations	**–**	**–**	**–**	**–**	(0.00)	–	0.04	0.00
Weighted average units—basic	**41,191**	**40,579**	**40,361**	**39,209**	36,860	36,734	36,381	31,291
Weighted average units—diluted	**43,779**	**40,725**	**40,562**	**39,445**	37,282	37,279	37,000	31,917

1 *The Q1 2006 results have been restated from the disclosure in the first quarter 2006 report to reflect the reclassification of the in-plant industrial cleaning service operation as discontinued operations.*

Quarterly performance is affected by seasonal variation as described below. The year-over-year increases in revenue are due to the aggressive acquisition and internal growth capital program pursued by Newalta over the last two years, while the variability in net earnings is mainly attributable to changes in the estimated future income tax rates applicable to Newalta.

In 2006, the first and second quarter performance increased mainly as a result of continued high demand in the Western division as well as the establishment of the Eastern division by way of acquisition. The Eastern division added approximately $20.0 million in revenue each quarter in 2006. The net decrease in revenue and operating income from Q1 to Q2 in 2006 predominantly reflects the seasonality of the natural gas drilling services market and industry activity levels. Net earnings in Q2 of 2006 were positively impacted by an $8.7 million recovery of future income taxes due to the reduction in future federal and provincial income tax rates. Revenue in the third and fourth quarters of 2006 increased as a result of acquisitions completed in Québec and Atlantic Canada in both quarters. Net earnings for the third quarter were improved over the second quarter once the effect of the future income tax recovery is removed from the second quarter results. The fourth quarter saw a decrease in net earnings due to the decrease in the demand for Drill Site services consistent with the 40% drop in overall drilling activity when compared to the same period in 2005. The increase in the weighted average number of trust units in the second quarter was mainly attributable to the 7.0 million trust units issued as a result of the equity financing completed in March 2006.

In 2007, acquisitions completed in eastern Canada in the second half of 2006 helped to partially offset the weak natural gas drilling environment in western Canada. Western endured a weak natural gas drilling environment during the first quarter which was followed by continued weakness in the second quarter. This was further compounded by the spring breakup road bans and an extended wet season preventing the transportation of waste from well workovers and therefore reducing processing volumes. This resulted in lower revenue, earnings and operating income. In the third quarter operations returned to seasonal levels but operating income remained lower when compared to the same period in 2006, consistent with the continued weakness in the western Canadian natural gas drilling market. In the fourth quarter, operating income was affected by a loss on the disposition of office leasehold improvements of $2.0 million, higher borrowing costs and SG&A expenses. The increase in Q4 2007 net earnings over Q3 2007 is due to a future income tax recovery as a result of reduced future income tax rates. In January 2007, the Fund issued 3.0 million trust units for net proceeds of $73.9 million, which accounts for the majority of the increase in trust units outstanding from Q4 2006 to Q1 2007. The proceeds from this issuance were used to repay indebtedness incurred to fund the acquisitions and growth capital completed in the second half of 2006. The increase in the number of diluted units in Q4 2007 is due to the convertible debentures issued in November.

Seasonality of Operations

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Each of the Western and Eastern division is affected differently based on the types of services that are provided. The following seasonality descriptions provide the typical quarterly fluctuations in operational results in the absence of growth and acquisition capital.

For Western, the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western division's services and therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. For Western, over the past two years quarterly revenue as a percentage of annual Western revenue was: 25% for the first quarter, 22% for the second quarter, 27% for the third quarter and finally fourth quarter revenue was 26%.

Eastern's services are curtailed by colder weather in the first quarter, which is typically its weakest quarter as aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. Similar to Western, growth capital investments made in the first half will tend to strengthen the second half performance. Based on historical information, it is estimated that first quarter revenue has ranged from 19% to 35% of annual revenue, second quarter revenue is estimated to be approximately 20% to 25%, the revenue for the third quarter is estimated to be between 26% to 27% and, finally, fourth quarter revenue is estimated to be approximately 31% to 35% of annual Eastern revenue.

Quarterly financial results were prepared by management in accordance with GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The term liquidity refers to the speed with which a company's assets can be converted into cash as well as cash on hand. Liquidity risk for the Fund may arise from its general day-to-day cash requirements, and in the management of its assets, liabilities and capital resources. Liquidity risk is managed against Newalta's financial leverage to meet its obligations and commitments in a balanced manner.

Our debt capital structure is as follows:

($000s)		**December 31, 2007**	**December 31, 2006**
Working capital		**74,529**	36,104
Use of credit facility:			
Senior long term debt (before related costs)		**207,417**	166,271
Letters of credit		**40,095**	38,377
Funded senior debt	**A**	**247,512**	204,648
Unused credit facility capacity		**177,488**	75,352
Debentures	**B**	**115,000**	-
Total Debt	**= A + B**	**362,512**	204,648

The increase in working capital year-over-year is due to higher accounts receivable and inventory. At current activity levels, working capital of $74.5 million (which includes ongoing requirements of approximately $18.0 million of working capital related to the Nova Pb acquisition) is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The credit risks associated with accounts receivable are viewed as normal for the industry. We have not purchased any asset-backed commercial paper investments and have had no direct impact from the collapse of the sub-prime mortgage markets in the United States. Despite the current natural gas drilling industry conditions, management views the credit risk to be normal. A measure used by the Fund as an indication of liquidity is the Current Ratio, which is defined as the ratio of total current assets to total current liabilities. The Current Ratio at December 31, 2007 reflected that Newalta has sufficient assets to cover its current liabilities by 1.65 times (at December 31, 2006 the ratio was 1.37 times). This ratio exceeds Newalta's bank covenant minimum requirement of 1.20:1.

SOURCES OF CASH

The Fund's liquidity needs can be sourced in several ways including: funds from operations, short and long-term borrowings against Newalta's credit facilities and the issuance of securities from treasury. In January 2007, 3.0 million trust units were issued for net proceeds of $73.9 million and Newalta issued $115.0 million of Debentures in November 2007. The proceeds from the issuance of the trust units and the Debentures were used to repay outstanding indebtedness on Newalta's credit facility.

Credit Facility

On October 12, 2007, we took steps to diversify Newalta's capital structure by extending its debt maturities through the arrangement of a new amended credit facility with a two-year term. The Credit Facility's maturity date is October 11, 2009. An extension of the Credit Facility may be granted at the option of the lenders. If an extension is not granted, the entire amount of the outstanding indebtedness would be due in full at the maturity date. We replaced our previous credit facilities (comprised of a $35.0 million dollar operating facility and a $245.0 million extendible term credit facility) with a $425.0 million extendible revolving credit facility (the "Credit Facility"). The Credit Facility is used to fund growth capital expenditures and for general corporate purposes as well as to issue letters of credit to third parties up to a maximum amount of $60.0 million. The aggregate dollar amount of letters of credit that were issued and are outstanding under the Credit Facility are not categorized in the financial statements as long term debt of Newalta; however, the amount of funds that can be drawn on the Credit Facility by Newalta is reduced by the amount of the outstanding letters of credit. Newalta is required to issue either a letter of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for facilities are fulfilled. These letters of credit or bonds will not be utilized unless Newalta defaults on its obligation to restore the lands to a condition acceptable by these authorities. At December 31, 2007, letters of credit and bonds issued as financial security to third parties totalled $51.6 million. Of this amount, $40.1 million is committed on the Credit Facility which provides for $60.0 million in letters of credit. Bonds less than $25.0 million are not required to be offset against the borrowing amount available under the credit facility.

As at December 31, 2007, Newalta had funded senior debt of $247.5 million compared to $204.6 million at December 31, 2006, an increase of $42.9 million. The increase was due to recent acquisitions completed with total cash funding requirements of $83.7 million, working capital requirements for the lead-acid battery recycling business of approximately $18.0 million, growth and maintenance capital of $113.6 million and cash distributions in excess of cash flow generated from operating activities (which includes net changes in working capital) of $21.3 million. These were offset by an equity financing completed in January 2007 pursuant to which the Fund issued 3.0 million trust units for net proceeds of $73.9 million and the issuance of $115.0 million in Debentures in November 2007. At December 31, 2007, we had $177.5 million in unused credit facility capacity after giving effect to letters of credit outstanding.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of a covenant under its credit facility. Financial performance relative to the financial ratio covenants under the current Credit Facility is reflected in the table below:

Ratio	December 31, 2007	Threshold
Current Ratio[1]	**1.65:1**	1.20:1 minimum
Funded Debt to EBITDA[2]	**1.89:1**	3.00:1 maximum[3]
Fixed Charge Coverage Ratio[4]	**1.07:1**	1.00:1 minimum

1 *Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long-term debt and capital leases outstanding, if any).*

2 *Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long-term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.*

3 *In the third quarter of 2008, the threshold amount will decrease to 2.75:1.00 and in the first quarter of 2009 this threshold will decrease to 2.50:1.00.*

4 *Fixed Charge Coverage Ratio means, based on the trailing 12-month EBITDA less unfinanced capital expenditures and cash taxes to the sum of the aggregate of principal payments (include amounts under capital leases), interest, dividends and cash distribution paid by the Fund for such period, other than cash payments in respect of the DRIP program of the Fund. Unlike the funded debt to EBITDA ratio, the Fixed Charge Coverage ratio trailing twelve month EBITDA is not normalized for acquisitions.*

Debentures

The second part of the capital structure diversification strategy included the issuance of the Debentures in November 2007. The Debentures have a maturity date of November 30, 2012 and bear interest at a rate of 7.0% payable semi-annually in arrears on May 31 and November 30 each year beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit (the "Conversion Price") at any time at the option of the holders of the Debentures. The net proceeds of the offering were used to repay outstanding indebtedness borrowed to fund acquisitions and growth capital and will not reduce the total amount available under the Credit Facility. The Debentures are not included in the definition of funded debt for the purposes of calculating financial covenants in the Credit Facility.

Upon maturity or redemption of the Debentures, the Fund may pay the outstanding principal of the Debentures in cash or may, elect to satisfy its obligations to repay all or a portion of the principal amount of the Debentures which have matured or been redeemed by issuing and delivering that number of trust units obtained by dividing the aggregate amount of principal of the Debentures which have matured or redeemed by 95% of the weighted average trading price of the trust units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. The Fund may also elect, subject to regulatory approval, from time to time, to satisfy its obligation to pay all or any part of the interest on the Debenture (the "Interest Obligation"), on the date it is payable under the Debenture Indenture, by delivering a sufficient number of trust units to the debenture trustee to satisfy all or any part, as the case may be, of the Interest Obligation.

Senior Notes

During the fourth quarter management entered into a letter agreement with J.P. Morgan Securities Inc. and CIBC World Markets Inc. (collectively, the "Agents") pursuant to which the Agents agreed to act as placement agents, on a best efforts basis, in connection with a possible offering by the Corporation of approximately $150.0 million of debt securities (the "Debt Securities") on a private placement basis. Due to the instability of the U.S. credit markets, we were unable to conclude a transaction on terms that were acceptable to Newalta and therefore this private placement is no longer being pursued.

USES OF CASH

Newalta's primary uses of funds are operational and administrative expenses, distributions, maintenance and growth capital spending, and acquisitions.

Capital Expenditures

Total planned capital expenditures for 2008 and actual capital expenditures for 2007 and 2006 are summarized as follows:

($000s)	**Budget 2008**	**2007**	2006
Growth capital	**110,000**	**96,380**	87,567
Acquisitions[1]	–	**96,666**	198,743
Total growth and acquisition capital	**110,000**	**193,046**	286,310
Maintenance capital	**25,000**	**17,235**	21,078
Total capital expenditures	**135,000**	**210,281**	307,388
Proceeds from disposal of capital assets	–	**(2,120)**	(454)
Proceeds from disposal of discontinued operations	–	–	(2,674)
Net capital expenditure funding requirement	**135,000**	**208,161**	304,260

1 Newalta does not budget for acquisitions.

Growth capital and acquisitions in 2007 were funded by drawing on the Credit Facility. Growth capital expenditures consisted primarily of productivity improvements at several facilities, additional centrifuges and investments in information technology and infrastructure. A total of $120.0 million in growth capital investments was originally budgeted for 2007. Management revised this amount to $100.0 million, eliminating additional Drill Site growth capital investments. The 2007 growth capital program included $33.3 million in corporate investments that primarily relate to the implementation of a new information technology system throughout Canada and approximately $15.3 million in leasehold improvements and furniture (before $5.7 million in tenant improvement recoveries) for the new corporate head office which was completed in the fourth quarter of 2007. The remaining $63.1 million was invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Western and Eastern. We completed seven acquisitions during the year mainly in eastern Canada. On a trailing 12-month basis, the total acquired revenue (as of the date of each acquisition) was approximately $128.0 million with EBITDA of approximately $46.0 million.

For 2008, we have planned a total of $135.0 million in capital spending. Of this amount, $90.0 million will be directed towards operations growth projects and $20.0 million is planned for corporate investments in innovation projects, information technology and office space (before tenant improvement recoveries). Approximately 70% of the growth capital investments are planned for the second half of 2008. These projects will be funded out of excess cash from operating activities, if any, and bank borrowings. The operations growth projects are planned as follows:

Division	Approximate % of growth capital[1]	Use of funds
Western Eastern	10% 25%	Average project is $0.5 million and targets high return/low risk projects which improve productivity or expand capacity in our existing operations.
Western	15%	Investment in infrastructure and productivity improvements in the facility network.
Eastern	20%	Continued expansion and upgrading of facilities to meet the waste handling requirements of LDR in Ontario and expanding the recently acquired lead-acid battery recycling facility.
Western	30%	Investments in mobile equipment to support onsite services for SAGD customers and U.S. markets.

1 *Newalta regularly assesses the allocation of growth capital expenditures and, as such, the dollar amounts allocated to each operating division may be re-allocated between the divisions and specific projects.*

Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels. These expenditures will vary from quarter-to-quarter and year-to-year depending on the utilization of the assets. The decrease of $3.8 million from 2006 is due to lower maintenance expenditures on Drill Site rental equipment. For fixed facilities maintenance capital expenditures tend to be relatively consistent year-over-year, while equipment that is rented out to customers will fluctuate based on its usage. Maintenance capital expenditures are budgeted annually and revised throughout the year to reflect the impact of actual utilization rates. These expenditures are funded out of cash flow generated from operating activities. Our $25.0 million maintenance capital budget is directed to landfills and a large number of small projects to maintain our assets in good operating condition. The average investment per facility is approximately $0.2 million.

Distributions

On a per unit basis Newalta declared monthly distributions of $0.185 to unitholders in 2007 or $2.22 annually. In 2006, monthly distributions declared were $0.165 per month from January to April and $0.185 for the remainder of the year for a total distribution of $2.14 per unit. Newalta intends to maintain distributions at $0.185 per trust unit during 2008. We have the capital resources to fund our growth opportunities while remaining a mutual fund trust through 2008.

Newalta is uniquely positioned with a diversified business model and organic growth opportunities which will provide returns to our unitholders consistent with our historical performance. In addition, Newalta will act opportunistically in the event of new projects or acquisitions that can deliver high returns. Accordingly, we will structure Newalta to execute this strategic plan. We will provide an update to our unitholders on any conversion plans later in 2008 based on our financial performance, the development of our organic growth and acquisition opportunities and the enactment of legislation regarding the conversion to a corporation on a tax-efficient basis. In any event, we expect to convert to a growth oriented dividend yielding company providing a balance for disciplined management, good governance and returns to unitholders.

The following table is recommended by the Canadian Securities Administrators as additional information to users of income fund and mutual fund trust financial statements. It provides another perspective on the sourcing of cash to fund distributions:

	Year Ended December 31		
($000s)	**2007**	2006	2005
Cash flows generated from operating activities	**54,058**	111,963	71,732
Distributions declared	**(90,117)**	(75,923)	(49,602)
Cash (shortfall) excess	**(36,059)**	36,040	22,130
Net earnings	**61,189**	75,565	46,978
Distributions declared	**(90,117)**	(75,923)	(49,602)
Net earnings (shortfall) excess	**(28,928)**	(358)	(2,624)

For both the fourth quarter and the year, cash flow generated from operating activities and net earnings were less than distributions declared. Distributions declared and cash distributed levels are monitored and assessed through internal forecasts which incorporate the most recent operating and financial results, maintenance and growth capital requirements as well as market activity and conditions. Based on this analysis, management does not believe that the shortfalls in the table above have resulted in an economic return of capital to investors. In 2006 and 2005, cash in excess of distributions was used to fund capital expenditure programs.

Distributions declared in excess of cash flow generated from operating activities in the short term were funded by drawing on the Credit Facility, the Fund's DRIP program which reinvested $13.9 million in distributions that were reinvested by unitholders year-to-date and cash received through the exercise of rights by employees and directors of $3.2 million. The net earnings shortfall is mainly attributable to amortization and accretion expense, a non-cash expense, of $43.3 million. The majority of the assets related to this expense are funded by drawing on the Credit Facility in the absence of excess cash from operations. Therefore, Management expects that there will continue to be a net earnings shortfall which will decrease as cash flow generated from operating activities increases.

Contractual Obligations

The Fund's contractual obligations and payments, as at December 31, 2007, are outlined in the following table:

($000s)	Total	Less than one year	1-3 years	4–5 years	Thereafter
Building leases	79,356	7,494	14,540	12,666	44,656
Operating leases	28,789	7,655	13,091	8,043	–
Surface leases	5,295	1,019	2,097	2,179	–
Convertible debentures	155,585	8,385	24,150	123,050	–
Senior long term debt[1]	207,417	–	207,417	–	–
Total commitments	476,442	24,553	261,295	145,938	44,656

1 *Repayment is the principal amount outstanding at December 31, 2007, assuming no extension. Future interest expense related to the senior long-term debt is not reflected.*

The most significant near term portion of the Fund's long-term obligation are its office building leases which range from 5 to 17 years. The total estimated future cost for asset retirement obligations at December 31, 2007 was $9.8 billion. The net present value of this amount, $21.0 million (using a discount rate of 8%), has been accrued on the consolidated balance sheet at December 31, 2007. The majority of the undiscounted future asset retirement obligations relates to the Stoney Creek landfill in Ontario, which are expected to be incurred over the next 300 years. Excluding the Stoney Creek landfill, the total future costs are $36.0 million.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total amount of these legal services was $0.8 million for the year ended December 31, 2007 ($0.8 million in 2006).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to Paramount Resources Ltd. for the year ended December 31, 2007 was $1.5 million ($1.7 million in 2006).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FOURTH QUARTER

2007 *($000s)*	Western	Eastern	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	**91,025**	**46,008**	**-**	**42**	**137,075**
Inter segment revenue[1]	**114**	**-**	**(114)**	**-**	**-**
Operating expense	**60,499**	**34,983**	**(114)**	**-**	**95,368**
Amortization and accretion	**5,823**	**3,513**	**-**	**4,069**	**13,405**
Net margin	**24,817**	**7,512**	**-**	**(4,027)**	**28,302**
Selling, general and administrative	**-**	**-**	**-**	**15,209**	**15,209**
Finance charges	**-**	**-**	**-**	**5,309**	**5,309**
Operating income	**24,817**	**7,512**	**-**	**(24,545)**	**7,784**
Capital expenditures[3]	**14,843**	**73,418**	**-**	**17,446**	**105,707**
Goodwill	**62,280**	**41,317**	**-**	**-**	**103,597**
Total assets	**565,534**	**396,589**	**-**	**61,358**	**1,023,481**

2006 *($000s)*	Western	Eastern	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	90,686	31,812	-	-	122,498
Inter segment revenue[1]	(69)	69	-	-	-
Operating expense	59,388	22,903	-	-	82,291
Amortization and accretion	5,703	3,598	-	676	9,977
Net margin	25,526	5,380	-	(676)	30,230
Selling, general and administrative	-	-	-	11,597	11,597
Finance charges	-	-	-	2,424	2,424
Operating income – continuing operations	25,526	5,380	-	(14,697)	16,209
Operating income – discontinued operations	-	(172)	-	-	172
Capital expenditures[3]	23,781	56,577	-	8,520	88,878
Goodwill	54,961	35,117	-	-	90,078
Total assets	509,329	255,449	-	38,066	802,844

1 *Inter-segment revenue is recorded at market, less the costs of serving external customers.*

2 *Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.*

3 *Includes capital asset additions and the purchase price of acquisitions.*

OVERALL PERFORMANCE

Revenue in the fourth quarter was up 12% to $137.1 million compared to the same period in 2006. The operating segments generated, on a combined basis, divisional net margin of $32.3 million, an increase of 5% over the prior year's $30.9 million. This is the first quarter in 2007 where the current year results have surpassed the prior year on an operational basis. Eastern contributed $2.1 million in net margin growth while Western was down $0.7 million over the same period in 2006. Operating income of the Fund decreased 52% to $7.8 million mainly due to a $2.1 million loss on the disposal of leasehold improvements associated with the early termination of office space leases as well as increased SG&A and interest expense incurred in anticipation of revenue gains. Net earnings increased 54% to $23.6 million due to a future income tax recovery as a result of the decrease in the estimated future income tax rate. Corporate initiatives undertaken during the year, including growth capital investments, acquisitions and improved utilization of operational assets, have contributed significantly to these results.

SG&A costs increased by $3.6 million to $15.2 million, and were 11% of revenue compared to 9.5% in the fourth quarter of 2006. The increase in costs is related to salaries and costs associated with acquisitions and some costs to support the initial implementation of our new accounting software system. In 2008, the information technology department was downsized significantly to match the reduced support requirements. In addition, we carried the incremental cost of unoccupied office building leases as we transitioned into our new building in December 2007. Management's objective is still to maintain SG&A costs at 10% or less of revenue.

Maintenance capital expenditures for the quarter were $6.2 million compared to $4.9 million in 2006. Growth capital expenditures were $40.4 million. Growth capital of $13.1 million was invested in Eastern focusing on facility improvements, productivity and efficiency improvements and service growth. In Western, $10.9 million in growth capital was spent to expand process facilities, develop satellite facilities, expand onsite equipment as well as efficiency improvements across the oilfield network.

We also completed the acquisition of a lead-acid battery recycling facility in Ste. Catherine, Québec. The facility has two kilns which are used to produce recycled lead, one of which is currently idle creating a future growth opportunity for Newalta. Since certain inventory relating to operations prior to November 1, 2007 was sold for the account of the previous owners after November 1, 2007, we did not begin to see contribution from these operations until December 2007.

WESTERN DIVISION

Overall, Western's revenue and net margin remained flat year-over-year despite a weaker natural gas drilling environment. In the fourth quarter of 2007 the number of wells drilled decreased 5% and wells completed decreased by 26% compared to the same period in 2006.

Drill Site's performance was at break-even levels in the quarter, as we absorbed the cost associated with restructuring completed in the fourth quarter. The full benefits of this restructuring will be seen in the first quarter of 2008. During the year we have increased the redeployed Drill Site equipment to the Western U.S. market where drilling activity is stronger. In the fourth quarter 2007, we increased the number of Drill Site equipment units in the U.S. to 23 units compared to 4 units in the same period in 2006. As a result, Drill Site equipment in use remained flat at 38 units compared to Q4 2006 notwithstanding the industry's overall 27% decrease of drilling rigs in use.

Oilfield's revenue increased 16% driven by onsite SAGD waste management projects which was offset by lower water disposal revenue at fixed facilities. Oil prices were up 44% in the fourth quarter and crude oil recovered to Newalta's account decreased by 4% to 95,400 barrels resulting in a net increase in crude oil sales of $2.0 million.

Industrial's performance was down modestly in the fourth quarter of 2007 compared to the same period in 2006. Used oil collected volumes were flat year over year. Product sales were down 15% and inventory increased due to a shift in the timing of customer purchases.

EASTERN DIVISION

Eastern contributed to all of Newalta's growth in the fourth quarter in both revenue and net margin which were up 45% and 40% respectively. The geographic diversification strategy is becoming evident as the Eastern division's contribution to total revenue increased to 34% of Newalta's total revenue compared with only 26% in the fourth quarter of 2006. Furthermore, Eastern's net margin contributed to 23% of Newalta's combined divisional net margin in 2007 compared with only 17% in 2006. Most of the benefit in 2007 was derived from acquisitions completed in Québec and Atlantic Canada in the second half of 2006 and throughout 2007.

Approximately 45% of the waste receipts at the Stoney Creek landfill come from project work which will vary from quarter to quarter, depending on the effects of weather and the timing of projects. Over the course of the year, waste receipts were up overall. Ontario's performance was slightly weaker in the fourth quarter as landfill waste receipts were down by 14%. However, pricing remained strong and partially offset the decrease in volumes. Price increases at service centres offset decreases in waste receipts compared to the fourth quarter of 2006.

Québec/Atlantic Canada contributed to all of Eastern's growth in the fourth quarter of 2007. This growth came from acquisitions which are performing in line with management's expectations and we anticipate that the integration of these operations are expected to be completed by mid-2008.

SENSITIVITIES

Our revenue is sensitive to changes in commodity prices for crude oil, natural gas, base oils, and lead. Cash from operating activities is also sensitive to changes in interest rates as well as the exchange rate between the Canadian and U.S. dollars. These factors have both a direct and indirect impact on our business. The direct impact of the commodity prices is reflected in the revenue received from the sale of products such as crude oil, base oils and lead. The indirect impact is the effect that the variation of these factors has on activity levels of our customers and therefore the demand for services. The indirect impact of fluctuations in the commodity prices and other factors previously discussed are not quantifiable.

With the acquisition of the lead-acid battery recycling facility in the fourth quarter of 2007, Newalta's revenue is now exposed to the variability of lead prices. The revenue contribution between direct lead sales and tolling services is approximately even. The variability of lead prices is partially offset because our feedstock to produce recycled lead for direct lead sales is obtained through the procurement of waste batteries, the cost of which also fluctuates with the price of lead but historically the adjustment to feedstock has lagged the change in the price of lead by up to six months. Therefore the impact of an increase in lead prices will not have the same dollar for dollar impact of a decrease in lead prices. Tolling revenue is not subject to the same variation in lead prices because the fees are fixed.

The following table provides management's estimates of fluctuations in key inputs and prices and the direct impact on revenue from product sales:

	Change in benchmark	Impact on Revenue ($)
LME lead price (Cdn$/lb)[1]	$0.10	6.4 million
WTI oil price (Cdn$/bbl)[2]	$1.00	0.4 million
Gulf Coast Base oil (Cdn$/litre)[3]	$0.05	0.8 million

1 Based on approximately 29,000 tonnes of direct lead sales and the Canadian dollar at par with the U.S. dollar.

2 The impact on cash flow is estimated for oil sales only using 2007 volumes sold to Newalta's account of approximately 369,000 barrels.

3 Based on approximately 51.0 million litres of finished product sold.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

Asset retirement obligations

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. There were no significant changes in the estimates used to prepare the asset retirement obligation in 2007 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2006.

Goodwill

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires a valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. The increase of $13.5 million since December 31, 2006 relates entirely to acquisitions completed in 2007. Management tests the valuation of goodwill at each September 30 and did not see any impairment in the goodwill balance recorded. In addition, management assesses the reasonableness of assumptions used for the September 30 valuation to determine if further impairment testing is required at December 31. We determined that no further impairment testing was necessary at December 31, 2007.

Stock based compensation

Newalta has a Trust Unit Rights Incentive Plan adopted in 2003 (the "2003 Plan") and a Trust Unit Rights Incentive Plan adopted in 2006 (the "2006 Plan"). The 2003 Plan and 2006 Plan differ in the manner in which they may be settled by the grantee. The rights granted under the 2003 Plan may only be settled in Trust Units, while the rights granted under the 2006 Plan may be settled net in cash by the grantee. As such, rights granted under the 2003 Plan are accounted for in accordance with the fair value recognition provisions of GAAP. Accordingly, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as an expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term of the rights (including the number of stock-based awards that are expected to be forfeited), the expected volatility of the Fund's units and the expected distributions.

The rights granted under the 2006 Plan are accounted for as stock appreciation rights since they may be subject to a net cash settlement provision. Accordingly, they are re-measured at each balance sheet date to reflect the net cash liability at that date.

Future income taxes

Future income taxes are estimated based upon temporary differences between the book value and the tax value of assets and liabilities using the applicable future income tax rates under current law. The change in these temporary differences results in a future income tax expense or recovery. The most significant risk in this estimate is the future income tax rates used for each entity. On June 22, 2007, new tax legislation modifying the taxation of specified investment flow-through entities including mutual fund trusts such as the Fund and its unitholders was enacted (the "New Tax Legislation"). The New Tax legislation will apply a tax at the trust level on distributions of certain income from the Fund at a rate of tax of 29.5% (the provincial tax rate included in this rate was 13%, however, the federal budget released on February 26, 2008 proposed to replace that rate with the applicable provincial tax rate in which the Fund has permanent establishments). Such distributions will be treated as dividends to the unitholders. There was no impact on the Fund at December 31, 2007 as a result of the enactment of the New Tax Legislation.

It is expected that the new distribution tax (subject to any undue expansion) will apply to the Fund commencing in 2011.

The New Tax Legislation permits "normal growth" for the Fund through the transitional period between October 31, 2006 and December 31, 2010. However, "undue expansion" could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the "Guidelines"). Under the Guidelines, the Fund will be able to increase its equity capital each year during the transitional period by an amount equal to a safe harbour amount. The safe harbour amount will be measured by reference to the trust's market capitalization as of the end of trading on October 31, 2006. Newalta's market capitalization at the close of trading on October 31, 2006 was $1.218 billion. The safe harbour for years up to 2011 will be as follows:

Time Period	Newalta's Safe Harbour Limit ($)	Safe Harbour Limit Used During the Applicable Period ($)	Remaining Safe Harbour Limit Available ($)
November 1, 2006 to December 31, 2007	487,200	221,942[1]	265,258
2008	243,600	–	243,600
2009	243,600	–	243,600
2010	243,600	–	243,600
Total	1,218,000	221,942	996,058

1 *Comprised of gross proceeds issued from the issuance of trust units issued from treasury as a result of equity financings in January 2007, gross proceeds from the issue of Debentures, proceeds from the exercise of right granted pursuant to the Trust Unit Rights Incentive Plans and the reinvestment by unitholders of distributions pursuant to the DRIP. Canada's Finance department ("Finance") has not provided guidance on how units issued as a result of the exercise of TURIPs are to be handled for the purpose of determining the safe harbour limit. Therefore, the amount calculated above may be subject to adjustment upon further clarification from Finance.*

The safe harbour limits reflected above are subject to some restrictions:

- The annual safe harbour amounts are cumulative.
- New equity for these purposes includes units and debt that is convertible into units.
- Replacing debt of the Fund itself that was outstanding as of October 31, 2006 with new equity whether through a debenture conversion or otherwise, will not be considered growth for these purposes. As of October 31, 2006, the Fund had no outstanding debt. New, non-convertible debt can also be issued without affecting the safe harbour; however, the replacement of that new debt with equity will be counted as growth.
- The merger of two or more trusts each of which was publicly-traded on October 31, 2006, or a reorganization of such a trust, will not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization.

In addition, the New Tax Legislation may be modified at any time with immediate effect to counter any structures which frustrate the policy objectives of the New Tax Legislation.

Amortization and accretion

Amortization of capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of plant and equipment. Accretion expense is the increase in the asset retirement obligation over time. The asset retirement obligation is based on estimates that may change as more experience is obtained or as general market conditions change impacting the future cost of abandoning the Fund's facilities. Amortization of capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operating of plant and equipment.

ADOPTION OF NEW ACCOUNTING STANDARDS IN 2007 AND 2008

Effective January 1, 2007, the Fund adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook section 1506, Accounting Changes. The section requires that voluntary changes in accounting policy are only to be made if they result in the financial statements providing reliable and more relevant information and includes new disclosure requirements in respect of changes in accounting policies, changes in accounting estimates and correction of errors. The other impact of this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with CICA Handbook section 3862, Financial Instruments-Disclosures and section 3863, Financial Instruments-Presentation which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Fund will adopt these standards on January 1, 2008 and it is expected the only effect on the Fund will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Effective January 1, 2007, the Fund also adopted the new recommendations under CICA Handbook section 1530, Comprehensive Income, section 3251, Equity, section 3855, Financial Instruments—Recognition and Measurement, section 3861, Financial Instruments—Disclosure and Presentation and section 3865 Hedges. These new Handbook sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owners sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles. Section 1530 requires the Fund to present a new statement entitled Comprehensive Income. The new statement is included in the Fund's accompanying consolidated financial statements for the years ended December 31, 2007 and 2006.

New accounting standards in 2008 and 2009

Sections that will be effective January 1, 2008 for the Fund are:

CICA Handbook section 1535, Capital Disclosures, will require the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital.

CICA Handbook section 3031, Inventories, which replaces the existing standard for inventories, section 3030. The main features of the new section are as follows and are not expected to have a material effect on the financial statements of the Fund:

- Measurement of inventories at the lower of cost and net realizable value
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
- Reversal of previous write-downs to net realizable value when a subsequent increase to the value of inventories occurs

In February 2008, the CICA issued section 3064, Goodwill and Intangible Assets, replacing section 3062, Goodwill and Other Intangible Assets and section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the new standards will be adopted for fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. We are currently evaluating the impact of the adoption of this new Section on the Fund's consolidated financial statements. We do not expect that the adoption of this new Section will have a material impact on the consolidated financial statements.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund which are incorporated by reference herein.

The Annual Information Form is available through the internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6 or by facsimile at (403) 806-7032.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from its customers is mitigated by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in U.S. dollar exchange rates relative to the Canadian dollar. Newalta sells and purchases some products in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer (collectively the "Certifying Officers") have evaluated the effectiveness of Newalta's disclosure controls and procedures as of December 31, 2007 and have concluded that such disclosure controls and procedures were effective. In addition, the Certifying Officers have designed, or caused it to be designed under their supervision, internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. There have not been any changes in the internal control over financial reporting in the fourth quarter of 2007 that have materially affected, or are reasonably likely to materially affect the internal control over the financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the internet on the Canadian SEDAR which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6 or by facsimile at (403) 806-7032.

Management and Auditors' Reports

MANAGEMENT REPORT

Management is responsible for the preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles and for the consistency therewith of all other financial and operating data presented in this annual report.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial and management information.

External auditors appointed by the unitholders have examined the consolidated financial statements. The Audit Committee, consisting of three non-management directors, has reviewed these statements with management and the auditors and has reported to the Board of Trustees. The Board has approved the consolidated financial statements.

Ron Sifton

Ronald L. Sifton
Executive Vice President and Chief Financial Officer

FEBRUARY 29, 2008

AUDITORS' REPORT

To the Unitholders of Newalta Income Fund:

We have audited the consolidated balance sheets of Newalta Income Fund as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Calgary, Alberta

FEBRUARY 29, 2008

Consolidated Balance Sheets

December 31 ($000s)	2007	2006
Assets		
Current assets		
Accounts receivable	**159,749**	120,621
Inventories (Note 5)	**24,122**	9,238
Prepaid expenses and other assets	**6,129**	3,729
	190,000	133,588
Notes receivable (Note 6)	**1,424**	1,031
Capital assets (Note 7)	**661,605**	528,085
Intangible assets (Note 8)	**66,855**	50,062
Goodwill (Note 3)	**103,597**	90,078
	1,023,481	802,844
Liabilities		
Current liabilities		
Accounts payable	**107,809**	90,650
Distributions payable (Note 16)	**7,662**	6,834
	115,471	97,484
Senior long-term debt (Note 9)	**206,940**	166,271
Convertible debentures – debt portion (Note 10)	**108,336**	–
Future income taxes (Note 11)	**49,840**	72,910
Asset retirement obligations (Note 12)	**20,985**	18,484
	501,572	355,149
Unitholders' Equity (Notes 10 and 13)		
Unitholders' capital	**496,027**	394,601
Convertible debentures – equity portion	**1,850**	–
Contributed surplus	**1,092**	1,226
Retained earnings	**22,940**	51,868
	521,909	447,695
	1,023,481	802,844

Trustee
Clayton H. Riddell

Trustee
R. H. (Dick) Pinder

Consolidated Statements of Operations, Comprehensive Income and Retained Earnings

For the years ended December 31 ($000s except per unit data)	2007	2006
Revenue	**499,864**	441,041
Expenses		
Operating	**348,660**	279,189
Selling, general and administrative	**54,279**	42,977
Finance charges	**13,879**	7,665
Amortization and accretion	**43,284**	34,319
	460,102	364,150
	39,762	76,891
Provision for (recovery of) income taxes (Note 11)		
Current	**1,351**	90
Future	**(22,778)**	2,721
	(21,427)	2,811
Net earnings from continuing operations	**61,189**	74,080
Earnings from discontinued operations (Note 4)	**-**	1,485
Net earnings and comprehensive income	**61,189**	75,565
Retained earnings, beginning of period	**51,868**	52,226
Distributions	**(90,117)**	(75,923)
Retained earnings, end of period	**22,940**	51,868
Earnings per unit from continuing operations (Note 15)	**1.52**	2.10
Earnings per unit from discontinued operations (Note 15)	**-**	0.04
Earnings per unit	**1.52**	2.14
Diluted earnings per unit, continuing operations (Note 15)	**1.51**	2.07
Diluted earnings per unit, discontinued operations (Note 15)	**-**	0.04
Diluted earnings per unit	**1.51**	2.11

Consolidated Statements of Cash Flows

For the years ended December 31 ($000s)	2007	2006
Net inflow (outflow) of cash related to the following activities:		
Operating Activities		
Net earnings from continuing operations	**61,189**	74,080
Items not requiring cash:		
Amortization and accretion	**43,284**	34,319
Future income taxes (recovery)	**(22,778)**	2,721
Funds provided by discontinued operations (Note 4)	**-**	811
Other	**(1,725)**	579
	79,970	112,510
Decrease (increase) in non-cash operating net assets (Note 20)	**(24,201)**	772
Asset retirement costs incurred	**(1,711)**	(1,319)
	54,058	111,963
Investing Activities		
Additions to capital assets (Note 20)	**(125,335)**	(105,507)
Net proceeds on sale of capital assets	**2,120**	454
Acquisitions (Note 3)	**(82,882)**	(184,668)
Proceeds on disposal of discontinued operations	**-**	2,674
	(206,097)	(287,047)
Financing Activities		
Issuance of units	**77,158**	189,912
Issuance of convertible debentures	**110,050**	-
Increase (decrease) in debt	**40,668**	50,203
Settlement of acquired debt	**(784)**	-
Decrease in notes receivable	**303**	324
Distributions to unitholders	**(75,356)**	(65,355)
	152,039	175,084
Net cash inflow	**-**	-
Cash – beginning of period	**-**	-
Cash – end of period	**-**	-
Supplementary information:		
Interest paid	**12,260**	7,168
Income taxes paid	**889**	4,690

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2007 and 2006

(all tables are in $000s except per unit data)

Newalta Income Fund (the "Fund") was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI",and together with the Corporation and the Fund, "Newalta"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, lead, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation services.

NOTE 1. Basis of Presentation and Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of the Fund and its wholly-owned subsidiaries. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Cash and cash equivalents
Cash is defined as cash and short-term deposits with maturities of three months or less, when purchased.

Inventory
Inventory is comprised of oil, recycled products, spare parts and supplies, and is recorded at the lower of cost and net realizable value (see Note 5). Cost of finished goods includes the laid down cost of materials plus the cost of direct labour applied to the product and the applicable share of overhead expense. Cost of other items of inventory comprises the laid down cost.

Capital and intangible assets
Capital and intangible assets are stated at cost, less accumulated amortization. The carrying values of capital assets and intangible assets are reviewed at least annually to determine if the value of any asset is impaired. Any amounts so determined would be written off in the year of impairment. Amortization rates are calculated to amortize the costs, net of salvage value, over the assets' estimated useful lives. Plant and equipment includes buildings, site improvements, tanks and mobile equipment and is principally depreciated at rates of 5-10% of the declining balance or from 5-14 years straight line, depending on the expected life of the asset. Some equipment is depreciated based on utilization rates. The utilization rate is determined by dividing the cost of the asset (net of estimated salvage value) by the estimated future hours of service.

Intangible assets consist of certain production processes, trademarks, permits and agreements, which are amortized over the period of the contractual benefit of 3-20 years, straight line. Certain permits are deemed to have indefinite lives and therefore are not amortized. These permits were acquired as a part of acquisitions. There are no costs to renew these permits provided that Newalta remains in good standing with regulatory authorities. As such, management reviews any changes in the regulatory environment that could cause impairment in the value ascribed to these permits. As at December 31, 2007, there was no impairment in the value of these permits.

Landfill assets
Landfill assets represent the costs of landfill airspace, including original acquisition cost, incurred landfill construction and development costs, including gas collection systems installed during the operating life of the site, and capitalized landfill closure and post-closure costs.

The cost of landfill assets, together with projected landfill construction and development costs for permitted capacity, is amortized on a per unit basis as landfill airspace is consumed. Management annually updates landfill capacity estimates, based on survey information provided by independent engineers, and projected landfill construction and development costs. The impact on annual amortization expense of changes in estimated capacity and construction costs is accounted for prospectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of acquired businesses. The Fund, at least annually, on September 30, assesses goodwill, and its potential impairment, on a reporting unit basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each reporting unit over their estimated remaining lives. Management's determination at September 30, 2007 and December 31, 2007 was that goodwill was not impaired.

Asset retirement obligations

The Fund provides for estimated future asset retirement costs for all of the facilities of the Corporation and NISI based on the useful lives of the assets and the long term commitments of certain sites (20–300 years). Over this period, the Fund recognizes the liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. The balance of the liability accretes until the date of expected settlement of the retirement obligations. The accretion expense has been included in amortization and accretion expense. Asset retirement costs are estimated by management, in consultation with the Corporation's engineers, on the basis of current regulations, costs, technology and industry standards. Actual asset retirement costs are charged against the provision as incurred.

Revenue recognition

The major sources of revenue relate to the processing of waste material and the sale of recycled products recovered from the waste. Revenue is recognized when waste material is received and a liability is assumed for the waste. Revenue on recycled products is recognized when products are delivered to customers or pipelines. For construction projects and well abandonment work, revenue is recognized on a percentage of completion basis.

Income taxes

The Fund is a trust for income tax purposes and is taxable on taxable income not allocated to the unitholders until 2011. During the year, the Fund allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Fund level. The Corporation and NISI are taxable on taxable income less a deduction for interest paid on notes held by the Fund.

Both the Fund and its wholly owned subsidiaries follow the liability method of accounting for income taxes. Future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Future income tax expense is computed based on the change during the year in the future income tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantively enacted.

Earnings per unit

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year. Diluted earnings per unit is calculated by adding the weighted average number of units outstanding during the year to the additional units that would have been outstanding if potentially dilutive units had been issued, using the "treasury stock" method for the trust unit rights and the "if converted" method for the convertible debentures.

Trust Unit Rights Incentive Plan

The Fund has two unit-based compensation plans, the 2003 Trust Unit Rights Incentive Plan (the "2003 Plan") and the 2006 Trust Unit Rights Incentive Plan (the "2006 Plan", and together with the 2003 Plan, the "Rights Incentive Plans"), (see Note 14). Under the Rights Incentive Plans the Fund may grant to directors, officers, employees and consultants of the Fund, the Corporation, NISI or any affiliate of the Fund rights to acquire up to 10% of the issued and outstanding trust units. The Fund uses the fair value method to account for the rights granted pursuant to the 2003 Plan and recognizes the unit based compensation expense over the vesting period of the rights, with a corresponding increase to contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders' capital. Forfeitures are accounted for as incurred.

The 2006 Plan allows for individuals to settle their rights in cash. Accordingly, the Fund uses the intrinsic value method to account for these rights. The intrinsic value reflects the net cash liability calculated as the difference between the market value of the trust units and the exercise price of the right. This is re-measured at each reporting date.

Financial Instruments

Classification

Under Section 3855, all financial instruments are classified into one of five categories and measured as follows:

Category	Measurement
Held-for-trading	Fair value and changes in fair value are recognized in net earnings
Held-to-maturity investments	Amortized cost
Loans and receivables	Amortized cost
Available-for-sale financial assets	Fair value and changes in fair value are recorded in other comprehensive income until the instrument is derecognized or impaired
Other liabilities	Amortized cost

As a result of the adoption of these new standards, the Fund has classified its cash and cash equivalents as held-for-trading. Accounts receivable and notes receivable are classified as loans and receivables. Senior long-term debt, convertible debentures, accounts payable and distributions payable are classified as other liabilities, all of which are measured at amortized cost. The Fund does not have any derivatives or embedded derivatives to report.

These standards were applied retrospectively as of January 1, 2007 without restatement of prior year's figures.

Convertible Debentures

Newalta presents outstanding convertible debentures in their debt and equity component parts on the consolidated balance sheet. The debt component represents the total discounted present value of the semi-annual interest obligations to be satisfied by cash and the principal payment due at maturity, using the rate of interest that would have been applicable to a non-convertible debt instrument of comparable term and risk at the date of issue. Typically, this results in an accounting value assigned to the debt component of the convertible debentures which is less than the principal amount due at maturity. The debt component presented on the consolidated balance sheet increases over the term of the relevant debenture to the full face value of the outstanding debentures at maturity. The difference is reflected as increased interest expense with the result that adjusted interest expense reflects the effective yield of the debt component of the convertible debentures. The equity component of the convertible debentures is presented under "Unitholders' Equity" in the consolidated balance sheet. The equity component represents the value ascribed to the conversion right granted to the holder, which remains a fixed amount over the term of the related debentures. Upon conversion of the debentures into trust units by the holders, a proportionate amount of both the debt and equity components are transferred to Unitholders' capital. Accretion and interest expense for the convertible debentures are reflected as finance charges in the consolidated statement of operations.

Transaction Costs

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Other liabilities are presented net of the related transaction costs. The adoption of these new standards had no impact on the Fund's retained earnings or accumulated other comprehensive income as at January 1, 2007. The carrying values of financial assets and liabilities approximate their fair values.

Measurement Uncertainty

The preparation of the Fund's financial statements in a timely manner and in accordance with Canadian generally accepted accounting principles requires the use of estimates, assumptions, and judgment regarding assets, liabilities, revenue and expenses. Such estimates relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as transactions are settled in the future. Amounts recorded for amortization, accretion, future asset retirement obligations, the equity component of convertible debentures and impairment calculations are based on estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact of the difference between the actual and the estimated costs on the financial statements of future periods could be material.

NOTE 2. Accounting Changes

Effective January 1, 2007, the Fund adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook section 1506, Accounting Changes. The impact of this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective.

Effective January 1, 2007, the Fund adopted the new recommendations under CICA Handbook section 1530, Comprehensive Income, section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owners' sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles. These standards were applied retrospectively as of January 1, 2007, without restatement of prior year figures.

The CICA issued Handbook section 3862, Financial Instruments – Disclosures and section 3863, Financial Instruments – Presentation which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Fund will adopt these standards on January 1, 2008 and it is expected the only effect on the Fund will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance, and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Effective January 1, 2008, the new accounting standard, CICA Handbook section 1535, Capital Disclosures, will require the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital.

Effective January 1, 2008, Newalta will adopt the new accounting standard, CICA Handbook section 3031, Inventories, which replaces the existing standard for inventories, section 3030. The main features of the new section are as follows:

- Measurement of inventories at the lower of cost and net realizable value;
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost; and
- Reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories.

Application of the new section is not expected to have a significant impact on the financial statements.

In February 2008, CICA issued section 3064, Goodwill and intangible assets, replacing section 3062, Goodwill and other intangible assets and section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Fund will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous section 3062. Management is currently evaluating the impact of the adoption of this new section on its consolidated financial statements and does not expect that the adoption of this new section will have a material impact on its financial statements.

NOTE 3. Acquisitions

a) On April 1, 2007, the Western division acquired all of the assets of Panaco Fluid Filtration Systems Ltd. ("Panaco") for a total purchase price of $6.0 million in cash. Panaco and its 15 people based out of Rocky Mountain House, Alberta, deliver onsite fluid filtration services to refineries and gas plants as well as oil and gas exploration drilling locations. Panaco provides services to western Canada and the United States.

Effective May 1, 2007, the Eastern division acquired the operating assets of three private entities (collectively referred to as "Envirex"), located in Québec for a collective purchase price of $8.1 million in cash. This acquisition adds four centrifuges to Eastern servicing the Québec refinery and petrochemical market. The acquired operations include a fleet of eight vacuum trucks and pressure washers and a household waste, small industrial waste generator and soil treatment business.

Effective May 1, 2007, the Eastern division acquired a portion of the operating assets of EcoloSite Inc. ("EcoloSite"), based in London, Ontario, for a total purchase price of $3.1 million, comprised of $2.4 million in cash and the assumption of $0.7 million in debt. EcoloSite operates one facility with 13 people servicing customers across Ontario and the Maritimes in mobile onsite treatment and the management of industrial and municipal waste.

The assets of Eastern Environmental Services Ltd. ("Eastern Environmental") were acquired by the Eastern division effective June 1, 2007 for a total purchase price of $9.4 million in cash. The acquired operations include 30 experienced people, a fleet of mobile services, a transfer station and processing facility located in Sussex, New Brunswick and a satellite office in Bedford, Nova Scotia.

The assets of New West Fluid Management Inc. ("New West") were acquired by the Western division effective July 5, 2007 for a total purchase price of $9.8 million in cash. The acquired operations include a fleet of 15 vacuum trucks, 30 people and 12 technical field consultants that provide site remediation and abandonment services.

The Eastern division acquired the assets of Bucke Environmental Services & Transportation Inc. ("BEST") effective July 6, 2007 for a total purchase price of $1.4 million, comprised of $1.4 million in cash and the assumption of $47 thousand in debt. The acquired assets include four vacuum trucks and related assets in the Windsor, Ontario area.

On October 16, 2007, the Eastern division completed the acquisition of Nova Pb Inc.'s ("Nova Pb") lead recycling facility business for total consideration of $58.8 million comprised of $45.8 million in cash paid at closing, $0.5 million in cash payable in 2008, $2.5 million in post-closing adjustments and the balance was funded through the issuance of 510,690 trust units valued at $10.0 million. Although the effective date of the transaction was November 1, 2007, since certain inventory relating to the operation of the business prior to November 1, 2007 were sold for the account of Nova Pb after November 1, 2007, Newalta received nominal revenue related to this operation prior to December 1, 2007.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	Panaco	Envirex	EcoloSite	Eastern Environmental	New West	BEST	Nova	Total
Cash consideration	5,963	8,090	2,409	9,393	9,806	1,401	45,820	82,882
Debt assumed	–	–	737	–	–	47	–	784
Equity issued	–	–	–	–	–	–	10,000	10,000
Deferred payments	–	–	–	–	–	–	3,000	3,000
Total purchase price	5,963	8,090	3,146	9,393	9,806	1,448	58,820	96,666
Net working capital	294	(52)	–	225	20	–	2,676	3,163
Capital assets:								–
Land	45	400	–	202	–	–	1,115	1,762
Plant & equipment	2,305	5,142	2,572	3,986	4,286	1,098	39,354	58,743
Intangibles	500	1,000	10	1,000	1,000	350	16,000	19,860
Goodwill	2,819	1,600	580	4,020	4,500	–	–	13,519
Asset retirement obligations	–	–	(16)	(40)	–	–	(617)	(673)
Future income tax liability	–	–	–	–	–	–	292	292
	5,963	8,090	3,146	9,393	9,806	1,448	58,820	96,666

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions. The allocation of the purchase prices are subject to changes, as management obtains further information.

b) On January 6, 2006, the Fund, through a wholly-owned subsidiary, acquired all the shares of PSC Industrial Services Canada Inc. ("PSC Canada"). PSC Canada is engaged in the business of collecting and disposing of industrial waste material in southern Ontario. The acquired operations were established as a separate division of Newalta, which is now the Eastern division.

On June 1, 2006, the Fund acquired all the issued and outstanding shares of Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. (collectively "Treeline"). The two companies manage waste handling and abandonment operations for oil producers and drillers. The business activities are complementary to the Western division and the consolidated results are included from the closing date, June 1, 2006.

The operating assets of Québec-based Norama Industries Inc. ("Norama") were acquired by NISI on August 1, 2006 for cash consideration of $10.8 million. Norama added to the Eastern division, a network of three facilities with 100 people and provides industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies.

On August 31, 2006, the Eastern division acquired all of the operating assets of Island Waste Management Inc. ("Island Waste") for $5.8 million. Island Waste and its 17 people operate a waste transfer facility in St. John's, Newfoundland that provides services to various industries in Newfoundland and Labrador, including offshore oil and gas companies.

On October 6, 2006, the Eastern division acquired the operating assets of the hazardous waste and industrial cleaning division of Services Matrec Inc. ("Matrec") for $30.5 million in cash. These operations have a network of facilities throughout Québec with 130 people and provide collection, treatment and disposal of industrial wastes, soil and water treatment services and on-site industrial cleaning services.

On November 1, 2006 the operating assets of Solutions Environnementales MPM ("MPM") were acquired by the Eastern division for $3.9 million in cash. MPM provides environmental solutions and industrial waste management services to automotive and other industrial companies in Québec.

On December 7, 2006 the Eastern division acquired the assets of Dartmouth, Nova Scotia-based Matrix Environmental Inc. ("Matrix") for $8.6 million in cash. Matrix's 50 employees operate a network of facilities in Fredericton, New Brunswick and Dartmouth, Nova Scotia which provide oil recovery and industrial waste management to offshore oil and gas producers, refiners and municipal waste generators.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed in 2006 by acquisition are as follows:

	PSC Canada	Treeline	Norama	Island Waste	Matrec	MPM	Matrix	Total
Equity issued	-	5,000	-	1,900	-	-	-	6,900
Deferred costs – paid in 2005	7,175	-	-	-	-	-	-	7,175
Cash paid in 2006	113,230	13,804	10,842	3,897	30,470	3,871	8,554	184,668
Total consideration	120,405	18,804	10,842	5,797	30,470	3,871	8,554	198,743
Net working capital	9,164	8,239	(50)	(20)	(2,011)	(4)	154	15,472
Debt acquired	-	(8,700)	-	-	-	-	-	(8,700)
Capital Assets:								
Land	3,643	-	74	116	1,177	223	8	5,241
Plant & equipment	22,337	167	4,497	547	15,950	1,609	4,768	49,875
Landfill	71,187	-	-	-	-	-	-	71,187
Intangibles	34,600	-	720	1,367	8,000	1,000	600	46,287
Goodwill	15,239	18,956	5,690	3,648	8,114	1,059	2,857	55,563
Future income tax	(23,274)	142	-	177	(586)	-	175	(23,366)
Asset retirement obligation	(12,491)	-	(89)	(38)	(174)	(16)	(8)	(12,816)
	120,405	18,804	10,842	5,797	30,470	3,871	8,554	198,743

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions.

NOTE 4. Discontinued Operations

On May 31, 2006, the Eastern division disposed of an industrial on-site cleaning services operation. This business unit was sold for total proceeds of $3.2 million (net of disposal costs of $0.3 million) consisting of $2.4 million in cash and a $0.8 million non-interest bearing promissory note. The note receivable was repaid in full in July 2007. The gain in the table below is reflected net of a disposition of the proportionate goodwill of $1.5 million. The following table sets forth the results of operations, excluding selling, general and administration costs and divisional administration costs associated with the business unit for the year ended December 31, 2006.

	2006
Revenue	5,408
Operating expenses	4,597
	811
Amortization and accretion	21
Future income tax	284
Gain on disposition (net of tax)	(979)
Earnings from discontinued operations	1,485

NOTE 5. Inventories

Inventories consist of the following:

	2007	2006
Lead	7,322	-
Recycled and processed products	4,598	5,308
Recovered oil	3,366	1,912
Parts and supplies	7,080	1,107
Burner fuel	1,756	911
Total inventory	24,122	9,238

NOTE 6. Notes Receivable

Included in an acquisition in 2005 were certain capital costs relating to landfill construction that are recoverable from a third party based on usage of the landfill. These unsecured amounts are shown as notes receivable.

NOTE 7. Capital Assets

	2007			2006		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Land	14,513	-	14,513	10,938	-	10,938
Plant and equipment	718,390	(144,546)	573,844	562,556	(118,809)	443,747
Landfill	94,721	(21,473)	73,248	85,337	(11,937)	73,400
Total	827,624	(166,019)	661,605	658,831	(130,746)	528,085

NOTE 8. Intangible Assets

	2007			2006		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Non-competition contracts	9,070	(4,583)	4,487	6,370	(2,369)	4,001
Expiring permits/rights	11,602	(1,881)	9,721	11,602	(1,028)	10,574
Indefinite permits	52,647	-	52,647	35,487	-	35,487
Total	73,319	(6,464)	66,855	53,459	(3,397)	50,062

NOTE 9. Senior Long-term Debt

On October 12, 2007 Newalta replaced its previous credit facilities (comprised of a $35.0 million operating facility and a $245.0 million extendible term credit facility) with a $425.0 million extendible revolving credit facility (the "Credit Facility"). The Credit Facility is used to fund growth capital expenditures and for general corporate purposes as well as to provide letters of credit to third parties up to a maximum amount of $60.0 million. The amount of funds that can be drawn on the Credit Facility by Newalta is reduced by the amount of the outstanding letters of credit. Interest on the facilities is subject to certain conditions, and may be charged at a prime, U.S. base rate, Bankers' Acceptance ("BA") or LIBO based rate, at the option of the Corporation. The facility bears interest at a base rate plus an increment (depending on certain criteria) as follows:

Base Rate Type	Range of increment
Prime Rate	0.0% to 1.0%
U.S. Base Rate	0.0% to 1.0%
BA Rate	0.9% to 2.0%
LIBO Rate	0.9% to 2.0%

The Credit Facility is secured by a fixed and floating charge debenture on the assets of the Corporation and material subsidiaries, an unlimited subsidiary guarantee from each material subsidiary of the Corporation, a limited recourse guarantee from the Fund, an assignment of insurance naming the lenders as first loss payee in relation to business interruption, property and inventory insurance and a subordination agreement.

The Credit Facility's maturity date is October 11, 2009. An extension of the Credit Facility may be granted at the option of the lenders. If an extension is not granted, the entire amount of the outstanding indebtedness would be due in full at the maturity date. The facility also requires Newalta to be in compliance with certain covenants. At December 31, 2007, Newalta was in compliance with all covenants.

NOTE 10. Convertible Debentures

In November 2007, the Fund issued $115.0 million of convertible unsecured subordinated debentures (the "Debentures"). The Debentures have a maturity date of November 30, 2012 and bear interest at a rate of 7.0% payable semi-annually in arrears on May 31 and November 30 each year beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit) at any time at the option of the holders of the Debentures. The net proceeds of the offering were used to repay outstanding indebtedness of Newalta incurred to fund acquisitions and growth capital. As subordinated debt, the issuance of the Debentures does not affect the borrowing capacity on the Credit Facility. On the balance sheet, the Debentures are presented net of the costs to issue. The equity portion of the Debentures will be reclassified into Unitholders' capital as the Debentures are converted into trust units.

The Debentures are redeemable by the Fund after November 30, 2010 and on or before November 30, 2011 if the current market price of the trust units on the notice date is greater than $28.75 (the Redemption Price) and may be redeemed after November 30, 2011 for a redemption price of $1,000 per debenture with 30-60 days notice. The obligation may be settled in cash or trust units at the discretion of the Fund.

The following table compares the face and fair values of the Debentures to the carrying value.

			Carrying value	
	Face value	Fair value	Equity portion	Debt portion
7% Debentures due 2012	115,000	115,000	1,850	108,336

NOTE 11. Income Tax

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Fund's future income tax liabilities and assets are as follows:

	2007	2006
Future income tax liabilities:		
Capital assets and intangible assets	**73,600**	74,150
Goodwill	**3,188**	6,172
Deferred costs	**202**	150
	76,990	80,472
Future income tax assets:		
Non-capital loss carry forwards	**20,729**	1,454
Asset retirement obligation	**5,754**	5,909
Equity issuance costs	**667**	199
	27,150	7,562
Net future income tax liability	**49,840**	72,910

The Fund itself is not subject to income tax provided it distributes all of its taxable income to unitholders. Therefore no future income taxes have been recorded. As at December 31, 2007, the Fund had $13.5 million of equity issuance costs to shelter future income. There were no other temporary differences for the Fund. Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of temporary timing differences, projections of operating results and tax planning strategies available to the Fund and its subsidiaries.

The income tax expense differs from the amount computed by applying Canadian statutory rates to operating income for the following reasons:

	2007	2006
Consolidated earnings of the Fund before taxes and distributions to unitholders	**39,762**	76,891
Current statutory income tax rate	**33.6%**	33.8%
Computed tax expense at statutory rate	**13,360**	25,989
Increase (decrease) in taxes resulting from:		
Reduction resulting from distributions to unitholders	**(25,729)**	(19,935)
Capital taxes	**1,126**	506
Non-deductible costs	**1,099**	3,251
Other	**(944)**	1,650
Effect of substantively enacted tax rate change	**(10,339)**	(8,650)
Reported income tax expense	**(21,427)**	2,811

During the fourth quarter of 2007 the Federal income tax rate for future years was reduced. The effect of the reduction in the federal income tax rate was a decrease to both future income tax expense and future income tax liability of $10.3 million.

In June 2007, Bill C-52 Budget Implementation Act, 2007 (the "New Tax Legislation") was enacted. As an existing income trust at the time of the announcement, a new distribution tax of 29.5% will apply to the Fund commencing in 2011 provided the Fund does not exceed the "normal growth" restrictions as defined by the Department of Finance. As at December 31, 2007, Newalta is in compliance with the "normal growth" restrictions. As a result of the New Tax Legislation, Newalta is required to reflect any previously unrecognized temporary differences in the consolidated financial statements of the Fund. Newalta has determined that there are no unrecognized temporary differences resulting from the new tax legislation.

NOTE 12. Reconciliation of Asset Retirement Obligations

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The net present value of this amount, $21.0 million ($18.4 million at December 31, 2006) has been accrued on the consolidated balance sheet at December 31, 2007. The total estimated future cost for asset retirement at December 31, 2007 was $9,769.2 million. The majority of the undiscounted future asset retirement obligations relate to the Stoney Creek landfill in Ontario, which are expected to be incurred over the next 300 years. Excluding the landfill, the total future costs are $36.0 million. The Fund uses a discount rate of 8% and an inflation rate of 2% to calculate the present value of the asset retirement obligations.

	2007	2006
Asset retirement obligations, beginning of period	**18,484**	5,468
Additional retirement obligations added through acquisitions	**673**	12,816
Additional retirement obligations added through development activities	**664**	–
Additional retirement obligations added through a change of estimate	**1,182**	–
Expenditures incurred to fulfill obligations	**(1,711)**	(1,319)
Accretion	**1,693**	1,519
Asset retirement obligations, end of year	**20,985**	18,484

	2008	2009	2010	2011	2012
Estimated settlement of obligations	1,734	548	583	504	514

NOTE 13. Unitholders' Equity

a) Authorized capital of the Fund consists of a single class of unlimited number of trust units. The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units (#)	Amount ($)
Outstanding as at December 31, 2005	29,055	188,761
Units issued, March 3, 2006 at $28.00 per unit, net of issue costs	7,000	185,718
Units issued for acquisitions	215	6,900
Contributed surplus on rights exercised	–	500
Rights exercised	365	4,194
Units issued under the DRIP	307	8,528
Outstanding as at December 31, 2006	**36,942**	**394,601**
Units issued, January 26 at $26.10 per unit, net of issue costs	**3,000**	**73,936**
Units issued as consideration for Nova Pb assets	**511**	**10,000**
Contributed surplus on rights exercised	**–**	**335**
Rights exercised	**289**	**3,222**
Units issued under the DRIP	**675**	**13,933**
Outstanding as at December 31, 2007	**41,417**	**496,027**

On August 31, 2006, the Fund issued 59,273 trust units to fund the acquisition of assets from Island Waste. On June 1, 2006, the Fund issued 156,250 trust units to fund the Treeline acquisition (Note 3(b)).

b) The following table provides a breakdown of the components of retained earnings:

	2007	2006
Accumulated earnings	**301,199**	240,010
Accumulated cash distributions	**(278,259)**	(188,142)
Retained earnings	**22,940**	51,868

c) The following table provides a summary of the changes to contributed surplus during the period:

	Amount ($)
Contributed surplus as at December 31, 2005	1,117
Stock based compensation expense	609
Amounts transferred to equity on exercise of rights	(500)
Contributed surplus as at December 31, 2006	**1,226**
Stock based compensation expense	**201**
Amounts transferred to equity on exercise of rights	**(335)**
Contributed surplus as at December 31, 2007	**1,092**

d) The equity portion of the Debentures was recorded on the initial recognition of the Debentures issued in November 2007. The equity portion will be reclassified to Unitholder's capital on a pro-rata basis as the Debentures are exercised.

NOTE 14. Rights to Acquire Trust Units

a) The 2006 Trust Unit Rights Incentive Plan (the "2006 Plan")

On May 19, 2006, a new Trust Unit Rights Incentive Plan was approved by the Unitholders. All rights granted after May 19, 2006 are granted under the 2006 Plan. Each tranche of rights vest over a four-year period (with a five-year life), and the holder of the right has the option to exercise the right for either a unit of the Fund, or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Plan have therefore been accounted for as stock appreciation rights and the total compensation expense for these rights was nil for the year ended December 31, 2007 (nil in 2006).

On March 19, 2007, a total of 860,000 rights were granted to certain directors, officers and employees of the Corporation. The rights were granted at the market price of $25.50. On May 17, 2007, a total of 110,000 rights were granted to certain officers and employees of the Corporation, at a market price of $25.19. On October 12, 2007, 105,000 rights were granted to certain employees of the Corporation at a market price of $19.46.

	2006 Plan (000s)	Weighted average exercise price ($/unit)	2003 Plan (000s)	Weighted average exercise price ($/unit)
At December 31, 2005	-	-	1,502	15.43
Granted	720	32.34	110	29.51
Exercised	-	-	(365)	11.49
Forfeited	(55)	32.21	(31)	21.51
At December 31, 2006	665	32.35	1,216	17.69
Granted	**1,075**	**24.88**	-	-
Exercised	-	-	**(289)**	**11.16**
Forfeited	**(300)**	**28.97**	**(104)**	**23.24**
At December 31, 2007	**1,440**	**27.47**	**823**	**19.29**
Exercisable at December 31, 2007	**128**	**32.34**	**231**	**21.25**

Range of exercise prices ($/unit)	Rights Outstanding December 31, 2007 (000s)	Weighted average remaining life (years)	Weighted average exercise Price ($/unit)	Rights exercisable December 31, 2007 (000s)	Weighted average exercise Price ($/unit)
9.08 – 9.30	227	2.2	9.24	23	9.16
15.60 – 19.46	242	4.0	18.49	57	17.85
22.75 – 32.38	1,794	4.2	27.23	279	28.04
	2,263	4.0	24.50	359	25.21

NOTE 15. Earnings per Unit

Basic earnings per unit calculations for the three months and years ended December 31, 2007 and 2006 were based on the weighted average number of trust units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units and Debentures.

The calculation of dilutive earnings per unit does not include anti-dilutive rights. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for 2007 was 1,794,500 (775,000 in 2006).

The dilutive earnings per unit calculation does not include the impact of anti-dilutive Debentures. The number of trust units issuable on conversion of the Debentures excluded for 2007 was 5.0 million (nil in 2006).

	2007	2006
Weighted average number of units	**40,342**	35,332
Net additional units if debentures converted	-	-
Net additional units if rights exercised	**131**	457
Diluted weighted average number of units	**40,473**	35,789

NOTE 16. Unitholder Distributions Declared and Paid

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash and distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of the trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the following business day). Unitholders may receive their distribution in cash or units at their election. If a Unitholder chooses to receive their distribution in units they are electing to participate in the Fund's Distribution Reinvestment Plan (the "DRIP"). The DRIP provides eligible holders of trust units of the Fund with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. The table below breaks out the distributions paid in cash and those paid in trust units. The distributions declared differ from the sum of the distributions paid in cash with those paid in units due to the change in the year end payable balances.

	2007	2006
Unitholder distributions declared	**90,117**	75,923
$ per unit	**2.22**	2.14
Unitholder distributions – paid in cash	**75,356**	65,355
$ per unit	**1.87**	1.88
Unitholder distributions – units issued	**13,933**	8,528
$ per unit	**0.35**	0.24

NOTE 17. Transactions with Related Parties

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the year ended December 31, 2007 was $0.8 million (2006 – $0.8 million).

The Corporation provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the twelve months ended December 31, 2007 was $1.5 million (2006 – $1.7 million).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NOTE 18. Commitments

a) Debt and Lease Commitments

The Fund has annual commitments for senior long term debt, convertible debentures, lease property and equipment as follows:

	2008	2009	2010	2011	2012	Thereafter	Total
Office leases	7,494	7,598	6,942	6,432	6,235	44,656	79,357
Operating leases	7,655	7,006	6,085	5,098	2,945	-	28,789
Surface leases	1,019	1,038	1,059	1,079	1,100	-	5,295
Senior long term debt[1] (note 9)	-	207,417	-	-	-	-	207,417
Convertible debentures[1] (note 10)	-	-	-	-	115,000	-	115,000
	16,168	223,059	14,086	12,609	125,280	44,656	435,858

1 Senior long-term debt and convertible debenture interest payments are not reflected.

b) Letters of Credit and Surety Bonds

As at December 31, 2007, the Fund had issued letters of credit and surety bonds in respect of compliance with environmental licenses in the amount of $40.1 million and $11.5 million respectively.

NOTE 19. Financial Instruments

a) Interest rate risk

Senior long-term debt bears interest at rates that vary in relation to the prime rate of the lenders to the Corporation. The Fund is therefore exposed to fluctuations in interest rates. The Debentures have a fixed interest rate.

b) Fair value

The carrying values of accounts receivable, accounts payable and distributions payable approximate the fair value of these financial instruments due to their short term maturity. The determination of the fair value of long-term debt is based on the net present value of the future principal and interest payments, discounted at current market rates of interest for debt of similar conditions and maturities. The carrying amount of the senior long term debt approximates, in all material respects, its fair value as a result of variable interest rates. The fair value of the Debentures is disclosed in Note 10.

c) Credit risk

Accounts receivable includes balances from a large and diverse customer base. The Fund views the credit risks on these amounts as normal for the industry. Credit risk is minimized by the Fund's broad customer base and diverse product lines and is mitigated by the ongoing assessment of the credit worthiness of its customers as well as monitoring the amount and age of balances outstanding.

d) Foreign currency risk

In the normal course of operations of the Corporation and NISI, the Fund is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. The Corporation and NISI sell and purchase some product in U.S. dollars. The Fund does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not significant over the period of the outstanding accounts receivable and accounts payable.

NOTE 20. Cash Flow Statement Information

The following tables provide supplemental information.

Change in non-cash operating net assets	2007	2006
Changes in current assets	**(56,412)**	(50,760)
Changes in current liabilities	**17,987**	41,958
Distributions payable	**(828)**	(2,040)
Remove non-cash working capital	**498**	(323)
Working capital acquired	**3,163**	15,472
Changes in capital asset accruals	**11,391**	(3,535)
Decrease (increase) in non-cash working capital	**(24,201)**	772

Net additions to capital assets	2007	2006
Cash additions to capital assets	**(136,726)**	(109,042)
Changes in capital asset accruals	**11,391**	3,535
Additions to capital assets	**(125,335)**	(105,507)

NOTE 21. Segmented Information

The Western division's 2006 comparative information in this note has been restated to reflect the organizational change in the Fund's operations. In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta has combined the previously reported Industrial and Oilfield divisions to form Western as services offered to customers in Oilfield and Industrial are similar and are sold to a similar customer base. Newalta has also merged or eliminated some senior management and sales positions. As such, the 2006 comparative information has been restated to combine the previously reported Oilfield and Industrial reportable segments.

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Western segment recovers and resells crude oil from oilfield waste, rents drill cuttings management and solids control equipment, provides abandonment and remediation services, collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resalable products. The Eastern segment, which was established following the acquisition of PSC Canada in 2006, provides industrial waste collection, pre-treating, transfer, processing and disposal services and operates a fleet of specialized vehicles and equipment for waste transport and onsite processing, a lead recycling facility and an emergency response service in central and eastern Canada. The accounting policies of the segments are the same as those of the Fund.

For the Year Ended December 31, 2007

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	348,424	150,743	–	697	499,864
Inter segment revenue[1]	652	–	(652)	–	–
Operating expense	234,896	114,416	(652)	–	348,660
Amortization and accretion expense	20,852	14,160	–	8,272	43,284
Net margin	93,328	22,167	–	(7,575)	107,920
Selling, general and administrative	–	–	–	54,279	54,279
Interest expense	–	–	–	13,879	13,879
Operating income	93,328	22,167	–	(75,733)	39,762
Capital expenditures and acquisitions[2]	57,653	117,865	–	34,764	210,282
Goodwill	62,280	41,317	–	–	103,597
Total assets	565,534	396,589	–	61,358	1,023,481

For the Year Ended December 31, 2006

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	350,295	90,746	–	–	441,041
Inter segment revenue[1]	(69)	69	–	–	–
Operating expense	215,058	64,131	–	–	279,189
Amortization and accretion expense	20,886	11,319	–	2,114	34,319
Net margin	114,282	15,365	–	(2,114)	127,533
Selling, general and administrative	–	–	–	42,977	42,977
Interest expense	–	–	–	7,665	7,665
Operating income – continuing operations	114,282	15,365	–	(52,756)	76,891
Operating income – discontinued operations	–	1,485	–	–	1,485
Capital expenditures and acquisitions[2]	81,044	207,219	–	19,125	307,388
Goodwill	54,961	35,117	–	–	90,078
Total assets	509,329	255,449	–	38,066	802,844

1 *Inter-segment revenue is recorded at market, less the costs of serving external customers.*

2 *Includes capital asset additions and the purchase price of acquisitions.*

3 *Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.*

Corporate Information

OFFICERS OF NEWALTA CORPORATION

Alan P. Cadotte
President and Chief Executive Officer

Ronald L. Sifton
Executive Vice President
and Chief Financial Officer

Peter A. Dugandzic
Executive Vice President

J. Craig Wilkie
Executive Vice President

Terry P. Donaleshen
Vice President, People,
Environment and Safety

Jim McClimans
Vice President, Finance

Doug A. Pecharsky
Vice President, West

Harry Wells
Vice President, East

Took Whiteley [6]
Vice President and
General Counsel

1 Audit Committee
2 Compensation Committee
3 Corporate Governance and Nominating Committee
4 Environment, Health and Safety Committee
5 Chairman of the Board
6 Corporate Secretary

Notice of Annual and Special Meeting
All unitholders and guests are invited to attend the Annual and Special Meeting on Tuesday, May 13, 2008 at 2:00 p.m. (MT) at the Telus Convention Centre (Room 106, North Building), 120 Ninth Avenue SE, Calgary, Alberta.

HEAD OFFICE
211 – 11th Avenue S.W.
Calgary, Alberta T2R 0C6

Tel: (403) 806-7000
Fax: (403) 806-7032

www.newalta.com

Investor Relations
Anne M. MacMicken
Director, Investor Relations

Tel: (403) 806-7019
Fax: (403) 806-7031
amacmicken@newalta.com

Stock Exchange
Toronto Stock Exchange
Symbol: NAL.UN
NAL.DB

Auditors
Deloitte & Touche LLP
Calgary, Alberta

Legal Counsel
Bennett Jones LLP
Calgary, Alberta

Bankers
Canadian Imperial Bank of Commerce
Bank of Montreal
Royal Bank of Canada
The Bank of Nova Scotia
Calgary, Alberta

Transfer Agent and Registrar
Valiant Trust Company
Calgary, Alberta

The Annual Report is a financial reference document for investors. Newalta has recently re-designed and expanded its website to include more detailed information on its operations.

For current information and news, visit newalta.com.

This is the second of a two-part publication. To request part one—our Company Story—please contact Newalta's Investor Relations at 403.806.7019 or visit our website at newalta.com

MOHAWK FSC Recycled

Newalta is committed to reducing impacts to the environment in every way we can, including the production of this publication. This report was printed on FSC Certified Mohawk Options 100% PCW, which is manufactured entirely with wind energy and contains 100% post-consumer recycled fibre.

BY CHOOSING THIS PAPER INSTEAD OF VIRGIN PAPER, THE FOLLOWING BENEFITS TO OUR NATURAL RESOURCES WERE REALIZED:

18	TREES PRESERVED FOR THE FUTURE
23	KILOGRAMS OF WATERBORNE WASTE NOT CREATED
28,712	LITRES OF WASTEWATER FLOW SAVED
381	KILOGRAMS SOLID WASTE NOT GENERATED
749	KILOGRAMS OF NET GREENHOUSE GASES PREVENTED
12,648,000	BTUs OF ENERGY NOT CONSUMED

BENEFITS FROM THE USE OF EMISSION-FREE WIND-GENERATED ELECTRICITY:

390	KILOGRAMS OF AIR EMISSIONS NOT GENERATED
58	CUBIC METRES OF NATURAL GAS UNUSED

PUBLISHED MARCH 2008

DESIGN **KARO GROUP CALGARY** PRINTED IN CANADA BY **RHINO PRINT SOLUTIONS**

See the transformation for yourself

In addition to other product recovery work, Newalta processes wastewater into reusable water for use on customer sites, and re-refines waste lube oil into high-quality, hydro-treated lubricants

211 - 11th Avenue S.W.
Calgary, AB T2R 0C6
Phone: 403.806.7000
Toll Free: 800.774.8466
Fax: 403.806.7032

www.newalta.com

END